Exhibit 2.01

AGREEMENT AND PLAN OF MERGER

DATED AS OF MARCH 11, 2013
BY AND AMONG
CADENCE DESIGN SYSTEMS, INC.,
TUNDRA HOLDINGS, INC.,
TUNDRA SUBSIDIARY CORPORATION,
TENSILICA, INC.
AND
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
SOLELY AS STOCKHOLDER AGENT

i

TABLE OF EXHIBITS AND SCHEDULES

Exhibit A            Form of Non-Competition Agreement
Exhibit B            Form of Certificate of Merger
Exhibit C            Form of FIRPTA Certificate
Exhibit D            Form of Escrow Agreement

Schedule I            Non-Competition Agreement Parties
Schedule II            Key Employees
Schedule 4.6(a)(x)        Consents
Schedule 4.6(a)(y)        Other Actions
Schedule 5.3(e)        Required Actions
Schedule 5.3(f)        Employees
Schedule 7.2(a)(vii)        Certain Specified Matters
Schedule 8.7(h)        Knowledge Employees

TABLE OF DEFINED TERMS
Term	Page	Term	Page

280G Approval	63	Closing Company Debt	13
5% Stockholder	58	Closing Company Transaction Expenses	13
Acquisition Sub	1	Closing Consideration Spreadsheet	66
Action	24	Closing Date	2
affiliate	87	Closing Date Merger Consideration	4
Agent Losses	80	Closing Working Capital	13
Agreement	1	Code	17
Anti-Corruption Laws	50	Company	1
Applicable Accounting Principles	12	Company Balance Sheet	20
Base Cash Amount	3	Company Balance Sheet Date	20
Base Common Amount	4	Company Board	19
Base Common Per Share Amount	4	Company Common Stock	3
Base Merger Consideration	4	Company Debt	4
Business	36	Company Disclosure Schedule	14
Business Day	87	Company Group	33
capital stock	87	Company IP Cores	36
Capitalization Schedule	16	Company IPR	36
Cash Consideration Recipients	5	Company Licensed IPR	36
Certificate	3	Company Permits	24
Certificate of Incorporation	2	Company Plans	4
Certificate of Merger	2	Company Preferred Stock	3
CGCL	8	Company Registered IPR	38
Claim	47	Company Representative	50
Closing	2	Company Securities	16
Closing Balance Sheet	13	Company Software	36

Company Stock Options	4	GAAP	20
Company Transaction Expenses	4	Governmental Entity	21
Company Warrant	12	Hazardous Substance	29
Confidentiality Agreement	60	Holdings	1
Conflict Minerals	52	HSR Act	21
Contaminant	44	Inbound License Agreement	36
Contingent Worker	28	include, including	87
Contract	46	Indemnification Claim	78
control, controlling, controlled by, under common control with	87	Indemnifying Party	77
Copyrights	37	Information Statement	57
D&O Tail Policy	68	Insurance Policies	49
Datasite	87	Intellectual Property Rights or IPR	36
DGCL	1	Interested Party	51
Disabling Code	44	Invention Assignment Agreements	63
Dissenting Shares	8	IP Core	37
Dissenting Stockholder	8	IRS	25
Distribution	5	ISO	17
Due Date	87	Key Employee Conditions	63
Effective Time	2	Key Employees	1
Employee Indebtedness	66	knowledge, known	87
Employee Plans	25	Laws	25
Employment Letters	1	Lease Documents	49
Environmental Laws	29	Letter of Transmittal	9
ERISA	25	Lien	88
ERISA Affiliate	25	Losses	77
Escrow Agent	79	made available	14
Escrow Agreement	79	Majority Escrow Holders	81
Escrow Amount	5	Mask Works	37
Escrow Fund	79	Material Adverse Effect on Parent	53
Escrow Holders	5	Material Adverse Effect on the Company	15
Escrow Period	76	Material Contract, Material Contracts	46
Estimated Company Debt	12	Merger	2
Estimated Company Transaction Expenses	68	Multiemployer Plan	27
Estimated Working Capital	12	Multiple Employer Plan	27
Exchange Ratio	5	Net Adjustment Amount	13
Excluded Key Employee	71	New Hire	61
FCPA	50	Non-Competition Agreement Parties	1
Final Closing Statement	13	Non-Competition Agreements	1
Final Date	74	Notice of Disagreement	13
Financial Statements	19	Open Source License	37
Firm	69	Open Source Software	37
Fully Diluted Common Share Number	5	Option Shares	5

    v

Optionholder	88	Standard Commercial Software	38
Ordinary Course of Business	88	Standards Body	44
Ordinary Losses	83	Stockholder	88
Other Accelerating Employees	64	Stockholder Agent	1
Outbound License Agreement	37	Stockholder Agent Confidentiality Agreement	60
Parent	1	Stockholder Approval	19
Parent Common Stock	5	Straddle Period	30
Parent Indemnitees	77	subsidiary, subsidiaries	88
Patents	37	Survival Period	76
person	88	Surviving Corporation	2
Pre-Closing Tax Period	30	Systems	44
Pre-Closing Taxes	30	Target Working Capital	6
Preliminary Closing Balance Sheet	12	Tax Claim	32
Preliminary Closing Statement	12	Tax Law	31
Preliminary Consideration Spreadsheet	66	Tax Period	31
Product Offerings	38	Tax Return	31
Products	38	Tax, Taxes	30
Property Taxes	30	Terminated Employee	61
Recovery Percentage	8	Third Party	38, 59
Requisite Approval	19	Third Party Acquisition	59
Reserve Amount	6	Third Party Claim	81
Reserve Fund	79	Threshold	78
Restricted Company Share	88	Total Merger Consideration	6
Schedule of Company Transaction Expenses	68	Trade Secrets	37
SEC	21	Trademarks	36
Securities Act	16	Transaction Agreements	88
Series A Preferred Stock	3	Transaction Expenses Payoff Instructions	68
Series B Preferred Stock	3	Transactions	1
Series C Preferred Stock	3	Unvested Employee Company Option Value	6
Series D Preferred Stock	3	Unvested Employee Company Options	11
Series D1 Preferred Stock	3	Unvested Non-Employee Company Options	12
Series E Preferred Stock	3	Updated Capitalization Schedule	72
Series E1 Preferred Stock	3	Updated Disclosure Schedule	62
Series E2 Preferred Stock	3	Vested Company Option	11
Series E3 Preferred Stock	3	Vested Optionholder	9
Shares	6	Working Capital	6
Snapshot Date	66	Working Capital Adjustment Amount	6
Software	38
Special Claims	76
Special IP Claims	76
Special IP Losses	78
Special Losses	78

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 11, 2013, is by and among Cadence Design Systems, Inc., a Delaware corporation (“Parent”), Tundra Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Holdings”), Tundra Subsidiary Corporation, a Delaware corporation and a wholly owned subsidiary of Holdings (“Acquisition Sub”), Tensilica, Inc., a Delaware corporation (the “Company”), and, solely with respect to Section 4.8, Section 4.18, Article 7 and Article 8, Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the agent for the Escrow Holders (the “Stockholder Agent”).
WHEREAS, the Boards of Directors of the Company and Acquisition Sub have each (i) determined that the Merger in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”) is advisable and fair, and in the best interests of their respective stockholders, and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, upon consummation of the Merger, Acquisition Sub will cease to exist, and the Company shall survive and will become a wholly-owned subsidiary of Holdings;
WHEREAS, certain Stockholders of the Company set forth on Schedule I (the “Non-Competition Agreement Parties”) will, on the date hereof, enter into non-competition and non-solicitation agreements (collectively, the “Non-Competition Agreements”) in substantially the form attached hereto as Exhibit A, effective upon consummation of the Merger, as an inducement to Parent, Holdings and Acquisition Sub to enter into this Agreement and the other Transaction Agreements and to consummate the transactions contemplated hereby and thereby (the “Transactions”); and
WHEREAS, certain employees of the Company set forth on Schedule II (the “Key Employees”) will, on the date hereof, each enter into an Offer Letter, a Holdback and Re-Vesting Agreement, and a Benefits Waiver (collectively, the “Employment Letters”), in each case, effective upon consummation of the Merger, as an inducement to Parent, Holdings and Acquisition Sub to enter into this Agreement and the other Transaction Agreements and to consummate the Transactions.
NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent, Holdings, Acquisition Sub and the Stockholder Agent hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1    The Merger. At the Effective Time and upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Acquisition Sub shall be merged with and into the Company (the “Merger”). Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Acquisition Sub shall cease. Holdings, as the sole stockholder of Acquisition Sub, hereby approves the Merger and this Agreement.
Section 1.2    Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, a Certificate of Merger substantially in the form of Exhibit B (the “Certificate of Merger”) shall be duly executed by the Company and thereafter filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as the parties shall agree and as shall be specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).
Section 1.3    Closing of the Merger. The closing of the Transactions (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the parties, which date shall be no later than the fifth Business Day after satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 5 (other than those conditions that, by their terms, are to be satisfied or waived at, or within five Business Days prior to, the Closing), at the offices of Gibson, Dunn & Crutcher LLP, 1881 Page Mill Road, Palo Alto, CA 94304, unless another time, date or place is agreed to by the parties hereto.
Section 1.4    Effects of the Merger. The Merger shall have the effects set forth in the relevant provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and obligations of the Company and Acquisition Sub shall become the debts, liabilities and obligations of the Surviving Corporation.
Section 1.5    Certificate of Incorporation and Bylaws. The Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time (the “Certificate of Incorporation”), shall at the Effective Time, without further action, be amended as set forth in Exhibit B to the Certificate of Merger, until further amended in accordance with applicable law. At the Effective Time, the Bylaws of Acquisition Sub in effect at the Effective Time shall, without further action, be the Bylaws of the Surviving Corporation except that all references to Acquisition Sub in the Bylaws of Acquisition Sub shall be deemed amended to refer to the Company. Thereafter, the Bylaws of the Surviving Corporation may be amended in accordance with applicable law.
Section 1.6    Directors. Immediately after the Effective Time, the directors of Acquisition Sub at the Effective Time shall become the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until the earlier of such director’s resignation, removal or otherwise ceasing to be a director, or until such director’s successor is duly elected or appointed and qualified.
Section 1.7    Officers. Immediately after the Effective Time, the officers of Acquisition Sub at the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until the earlier of such officer’s resignation, removal or otherwise ceasing to be an officer, or until such officer’s successor is duly elected or appointed and qualified.
Section 1.8    Conversion of Shares.
(a)    Conversion at Effective Time. At the Effective Time, by virtue of the Merger (and without any action on the part of Parent, Holdings, Acquisition Sub, the Company or the Stockholders), subject to this Section 1.8 and Section 1.9, each share of (i) Series E1 Preferred Stock, $0.001 par value, of the Company (“Series E1 Preferred Stock”), (ii) Series E2 Preferred Stock, $0.001 par value, of the Company (“Series E2 Preferred Stock”), (iii) Series E3 Preferred Stock, $0.001 par value, of the Company (“Series E3 Preferred Stock” and, collectively with the Series E1 Preferred Stock and Series E2 Preferred Stock, the “Series E Preferred Stock”), (iv) Series A Preferred Stock, $0.001 par value, of the Company (“Series A Preferred Stock”), (v) Series B Preferred Stock, $0.001 par value, of the Company (“Series B Preferred Stock”), (vi) Series C Preferred Stock, $0.001 par value, of the Company (“Series C Preferred Stock”), (vii) Series D Preferred Stock, $0.001 par value, of the Company (“Series D Preferred Stock”), (viii) Series D1 Preferred Stock, $0.001 par value, of the Company (“Series D1 Preferred Stock” and, together with the Series E Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series D1 Preferred Stock, the “Company Preferred Stock”) and (ix) Common Stock, $0.001 par value per share, of the Company (“Company Common Stock”), in each case issued and outstanding at the Effective Time (excluding any Dissenting Shares or any shares of Company Common Stock held in the treasury of the Company), (A) shall be converted into the right to receive the portion of the Total Merger Consideration, if any, to which such share is entitled under and in accordance with the rights and privileges set forth in the Certificate of Incorporation and under this Agreement, including under this Section 1.8, which shall be set forth on the Closing Consideration Spreadsheet, and (B) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist. Each certificate previously evidencing any such Shares (a “Certificate”) shall thereafter represent only the right to receive the portion of the Total Merger Consideration, if any, to which such Share is entitled under and in accordance with this Agreement, and the holders of Certificates shall cease to have any rights with respect to the Shares previously represented thereby, except as otherwise provided herein or by applicable law.
(b)    Certain Definitions. For purposes of this Agreement:
(i)    “Base Cash Amount” means (A) Base Merger Consideration, minus (B) the aggregate exercise price of all Vested Company Options outstanding immediately prior to the Effective Time and cancelled pursuant to Section 1.11(a), minus (C) the Unvested Employee Company Option Value.

(ii)    “Base Common Amount” means the amount of Base Merger Consideration, if any, remaining after payment of all liquidation preferences payable on account of Company Preferred Stock pursuant to this Section 1.8.
(iii)    “Base Common Per Share Amount” means the Base Common Amount divided by the Fully Diluted Common Share Number.
(iv)    “Base Merger Consideration” means the amount equal to (A) $380,000,000, minus (B) the Estimated Company Transaction Expenses, minus (C) the Working Capital Adjustment Amount, if any, minus (D) the aggregate exercise price of any Company Warrants and Company Stock Options (or portion thereof) exercised (or deemed exercised) after the date of this Agreement and prior to the Effective Time on a “net exercise basis” or “cashless basis” (for the avoidance of doubt, such exercise or deemed exercise shall not include any Company Warrants or Company Stock Options that are cancelled pursuant to their terms or Section 1.11, other than in connection with an exercise and without consideration), and minus (E) the amount of Estimated Company Debt.
(v)    “Closing Date Merger Consideration” means the amount equal to (A) the Base Merger Consideration, minus (B) the Escrow Amount, minus (C) the Reserve Amount.
(vi)    “Company Debt” means (A) indebtedness of the Company or its subsidiaries for borrowed money, including all obligations evidenced by notes, bonds, debentures or other similar interests, and any other long term debt of the Company, (B) all liabilities and amounts owed by the Company or its subsidiaries in respect of the acceleration, termination, cancellation or prepayment of indebtedness for borrowed money, (C) the amount capitalized under GAAP as liabilities as lessee under capitalized leases, (D) any liability for the deferred and unpaid purchase price of property, assets or services, but excluding current trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business, (E) all amounts drawn under surety bonds, letters of credit or similar obligations, (F) any debt, notes or other instruments of the Company or its subsidiaries that is or are convertible, exercisable or exchangeable for capital stock or voting securities of the Company or its subsidiaries and (G) any accrued and unpaid interest on the foregoing items.
(vii)    “Company Plans” means the Company’s 1998 Incentive Stock Plan and 2007 Stock Incentive Plan.
(viii)    “Company Stock Options” means all options (whether vested or unvested) or other rights to purchase or acquire shares of the Company Common Stock granted under the Company Plans.
(ix)    “Company Transaction Expenses” means all actual and/or estimated expenses (including legal fees, investment bankers’ or other advisors’ fees, accounting fees, Stockholder Agent fees, due diligence management or datasite fees, out of the Ordinary Course of Business matters, out of the Ordinary Course of Business employee and consultant compensations expenses and employee and director and officer insurance “tail” premiums (to the extent such director and officer insurance “tail” premium exceeds $100,000) incurred prior to or as a result of the Closing and paid, or to be paid, by the Company or any of its subsidiaries (including expenses of the Stockholders, Escrow Holders, Optionholders or holders of any other Company Securities that are paid or to be paid by, or are or become obligations of, the Company or any of its subsidiaries) in connection with this Agreement and the other Transaction Agreements and the Transactions. Company Transaction Expenses shall also include (A) the other categories of expenses listed on the Schedule of Company Transaction Expenses, whether or not of a nature specifically described above, and (B) 50% of the employer payroll-related Taxes payable with respect to payments made to employees or former employees of the Company in consideration for Vested Company Options or Shares pursuant to this Agreement. Company Transaction Expenses shall exclude any severance payments to Terminated Employees described in Section 2.11(e)(i) of the Company Disclosure Schedule, subject to Parent’s approval of such amounts, which approval shall not be unreasonably withheld or delayed.
(x)    “Distribution” means each of (A) the payment of the Closing Date Merger Consideration in accordance with Section 1.10 and (B) any releases from the Escrow Fund or Reserve Fund in accordance with Article 7.
(xi)    “Escrow Amount” means the amount that is equal to (A) 12.5% multiplied by (B) the Base Cash Amount.
(xii)    “Escrow Holders” or “Cash Consideration Recipients” mean (A) the holders of Shares outstanding immediately prior to the Effective Time (including the holders of Company Warrants or Company Stock Options that are exercised (or deemed exercised or converted, including on a “net exercise basis” or “cashless basis”, pursuant to the terms of this Agreement) prior to the Effective Time) and (B) the holders of Vested Company Options that are outstanding immediately prior to the Effective Time and cancelled pursuant to Section 1.11(a).
(xiii)    “Exchange Ratio” is equal to the quotient of (A) the Base Common Per Share Amount as of the Closing Date divided by (B) the volume-weighted average of the closing prices on the NASDAQ Global Select Market of a share of Parent Common Stock during the 10 trading days ending on the date that is three trading days prior to the Closing Date.
(xiv)    “Fully Diluted Common Share Number” means a number equal to the sum of (A) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including any shares of Company Common Stock issued (1) upon the conversion (or deemed conversion pursuant to the terms of this Agreement) of Company Preferred Stock or (2) upon the exercise (or deemed exercise or conversion, including on a “net exercise basis” or “cashless basis”, pursuant to the terms of this Agreement) of any Company Warrants or Unvested Non-Employee Company Options, in each case prior to the Effective Time) plus (B) the number of Option Shares determined as of immediately prior to the Effective Time.
(xv)    “Option Shares” means those shares of Company Common Stock that would be issued upon the exercise in full for cash (non-net exercise) of all Vested Company Options and Unvested Employee Company Options.
(xvi)    “Parent Common Stock” means the common stock of Parent.

(xvii)    “Reserve Amount” means $100,000.
(xviii)    “Shares” means all shares of Company Preferred Stock and Company Common Stock (excluding any shares of Company Common Stock held in the treasury of the Company, but including, for the avoidance of doubt, Restricted Company Shares and any shares of Company Common Stock issued upon the conversion of Company Preferred Stock or upon the exercise (or deemed exercise or conversion, including on a “net exercise basis” or “cashless basis”, pursuant to the terms of this Agreement) of any Company Warrants or Company Stock Options prior to the Effective Time).
(xix)    “Target Working Capital” is equal to $7,300,000.
(xx)    “Total Merger Consideration” means the Closing Date Merger Consideration, plus the portion of the Escrow Amount and Reserve Amount, if any, released to the Escrow Holders in accordance with Article 7.
(xxi)    “Unvested Employee Company Option Value” means (A) the total number of shares of Company Common Stock that would be issued upon the exercise in full for cash (non-net exercise) of all Unvested Employee Company Options that are outstanding immediately prior to the Effective Time multiplied by (B) the Base Common Per Share Amount.
(xxii)    “Working Capital” means (A) the aggregate consolidated current assets of the Company (excluding (1) the aggregate amount of cash received by the Company with respect to the exercise of any Company Warrants or Company Stock Options exercised on or after the date hereof and prior to the Effective Time and (2) any tax benefits attributable to items of expense resulting from compensatory payments or other amounts treated as compensation (including payments with respect to Company Stock Options, payments with respect to any Shares for which withholding is required, or amounts treated as compensation by reason of a “disqualifying disposition” of Shares acquired upon the exercise of ISOs) in connection with this Agreement or other expenses arising from this Agreement), minus (B) the aggregate consolidated current liabilities of the Company (without duplication or double counting of any Company Transaction Expenses or Company Debt, and excluding (x) any severance payments to Terminated Employees that are described in Section 2.11(e)(i) of the Company Disclosure Schedule, subject to Parent’s approval of such amounts, which approval shall not be unreasonably withheld or delayed and (y) the 50% of employer payroll-related Taxes payable with respect to payments made to employees or former employees of the Company in consideration for Vested Company Options or Shares pursuant to this Agreement that is not included in Company Transaction Expenses), each as of the open of business on the Closing Date.
(xxiii)    “Working Capital Adjustment Amount” means the amount (in no event less than zero) equal to (x) Target Working Capital minus (y) the Estimated Working Capital.
For purposes of this Agreement, unless otherwise expressly provided by this Agreement, (i) actual payment amounts to any Cash Consideration Recipient will be rounded down to the nearest whole cent, (ii) exercise prices adjusted by the application of the Exchange Ratio will be rounded up to the nearest whole cent, (iii) share amounts calculated by the application of the Exchange Ratio will be rounded down to the nearest whole share and (iv) Recovery Percentage, Exchange Ratio, and any other defined term that is the product of a calculation (other than those terms set forth or contemplated by the foregoing clauses (i) through (iii)) will be rounded to 10 decimals.
(c)    Total Merger Consideration. Notwithstanding anything to the contrary in this Agreement, in no event shall Parent, Holdings, the Surviving Corporation or any affiliate of Parent, Holdings or the Surviving Corporation be obligated, pursuant to this Agreement, the other Transaction Agreements or otherwise in connection with the Merger or the Transactions, to pay, directly or indirectly (including through the assumption of Unvested Employee Company Options and the release of the Escrow Amount and Reserve Amount), to the Cash Consideration Recipients, the holders of the Unvested Employee Company Options and the holders of any and all other equity interests in or of the Company (including the Company Warrants, Unvested Non-Employee Company Options, any Dissenting Shares, and any other Company Securities) in respect of such equity interests, in the aggregate, more than the Total Merger Consideration. Any payments or other consideration that would otherwise be owed to such persons in their capacity as Cash Consideration Recipients, the Unvested Employee Company Options or holders of other equity interests of the Company as a result of the Transactions that would cause the aggregate payments to such persons to be in excess of the Total Merger Consideration (and subject to Section 1.8(e) and Article 7) shall be deemed to be a Company Transaction Expense.
(d)    Subject to Section 1.10 and Article 7, Distributions pursuant to this Agreement shall be allocated among and paid to the Cash Consideration Recipients in accordance with this Section 1.8(d) and as set forth in the Closing Consideration Spreadsheet and this Agreement.
(i)    On the Closing Date:
(A)    Each share of Company Preferred Stock outstanding immediately prior to the Effective Time (excluding shares of Company Preferred Stock that are converted prior to the Effective Time) shall receive an amount per share equal to (1) the amount of the applicable Liquidation Preference of such share of Company Preferred Stock, as set forth in the Company’s Certificate of Incorporation, multiplied by (2) 0.875.
(B)    Each share of Company Common Stock outstanding immediately prior to the Effective Time (including shares of Company Common Stock issued upon (1) the conversion of shares of Company Preferred Stock that are converted (or deemed converted pursuant to the terms of this Agreement) into Company Common Stock prior to the Effective Time or (2) the exercise of Company Warrants or Company Stock Options that are exercised (or deemed exercised or converted, including on a “net exercise basis” or “cashless basis”, pursuant to the terms of this Agreement) prior to the Effective Time) shall receive an amount per share equal to (x) the Base Common Per Share Amount multiplied by (y) 0.875.
(C)    Each Option Share that would be issued upon the exercise in full for cash (non-net exercise) of any Vested Company Option that is outstanding immediately prior to the Effective Time and cancelled pursuant to Section 1.11(a) shall, in accordance with Section 1.11(a), receive an amount per share equal to (1) the excess, if any, of (a) the Base Common

Per Share Amount minus (b) the applicable per share exercise price for such Option Share, multiplied by (2) 0.875.
(ii)    Upon any release of the Escrow Fund or Reserve Amount to the Escrow Holders, each Escrow Holder shall receive an amount equal to (A) the amount of such Distribution multiplied by (B) such Escrow Holder’s Recovery Percentage.
(e)    Escrow. No later than two Business Days after the Closing Date, Parent, on behalf of the Surviving Corporation, will transfer to, and deposit with, the Escrow Agent an amount equal to the Escrow Amount plus the Reserve Amount. Such Escrow Amount shall become part of the Escrow Fund established pursuant to Article 7 and such Reserve Amount shall become part of the Reserve Fund established pursuant to Article 7. The portion of the Escrow Amount and the portion of the Reserve Amount withheld with respect to each Escrow Holder will be in proportion to the amount of the Base Cash Amount payable to such Escrow Holder pursuant to Section 1.8(a) and/or Section 1.11(a) compared to the amount of the Base Cash Amount payable to all Escrow Holders. Such amount and such Escrow Holder’s allocated percentage of the Escrow Fund and the Reserve Fund (such percentage, an Escrow Holder’s “Recovery Percentage”) will be set forth on the Closing Consideration Spreadsheet. For the sake of clarity, the amount actually deposited into the Reserve Fund in respect of each Escrow Holder shall be determined without regard to withholding Taxes applicable to such amounts, and any such withholding Taxes applicable to amounts deposited into the Reserve Fund shall reduce other amounts payable to such Escrow Holder. Thus, for example, if $100 would be deposited into the Reserve Fund on behalf of an Escrow Holder (prior to any withholding Tax) and Taxes in the amount of $25 are required to be withheld with respect to such $100 deposit, $100 shall be deposited into the Reserve Fund with respect to such Escrow Holder and other payments to such Escrow Holder in connection with the Closing (determined after all required Tax withholding) shall be reduced by such $25.
(f)    Acquisition Sub Shares. At the Effective Time, each outstanding share of common stock, no par value, of Acquisition Sub shall be converted into one share of common stock, no par value, of the Surviving Corporation.
(g)    Treasury Shares. Each Share held in the treasury of the Company or owned, directly or indirectly, by the Company, or any of the Company’s wholly-owned subsidiaries, prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
Section 1.9    Dissenters’ Rights. Shares that have not been voted for approval of this Agreement or consented thereto in writing and with respect to which a demand for payment and appraisal have been properly made in accordance with Section 262 of the DGCL or Chapter 13 of the General Corporation Law of the State of California (the “CGCL”) (such Shares, “Dissenting Shares”), will not be converted into the right to receive that portion of the Total Merger Consideration otherwise payable with respect to such Dissenting Shares after the Effective Time pursuant to Section 1.8, but will instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of Delaware or the State of California, as the case may be. If a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder’s Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, and will be exchangeable for, that portion of the Total Merger Consideration into which such Dissenting Shares would have been converted pursuant to Section 1.8. Each Dissenting Stockholder who, pursuant to Section 262 of the DGCL or Chapter 13 of the CGCL, becomes entitled to payment of the value of the Dissenting Shares will receive payment therefor (but only after the value therefor has been agreed upon or finally determined pursuant to such provisions). The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal and/or payment of fair value for Shares, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL or the CGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to direct all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL or the CGCL. The Company shall not, and shall cause each of its subsidiaries, affiliates and Company Representatives not to, except with the prior written consent of Parent or as may be required by such applicable law, make any payment with respect to, or settle or offer to settle, any such demands.
Section 1.10    Exchange of Certificates.
(a)    Payment Procedures. The Escrow Agent shall act as payment agent in connection with the Merger. As promptly as practicable after the Effective Time, and no later than two Business Days after the Closing Date, Parent, on behalf of the Surviving Corporation, will transfer to, and deposit with, the Escrow Agent an amount in cash equal to the Base Cash Amount minus the Escrow Amount and the Reserve Amount in accordance with Section 1.8(e); provided, that in the case of payments to employees or former employees of the Company for which Tax withholding is required, such payments may be made through the Company’s or Parent’s payroll processing service or system.
(b)    Letter of Transmittal. As soon as reasonably practicable after the Effective Time (and in any event within five Business Days thereafter), the Escrow Agent shall mail to (x) each holder of record of a Certificate(s) and whose Shares were converted into the right to receive a portion of the Total Merger Consideration pursuant to Section 1.8(a) and (y) each holder of record of a Vested Company Option whose Option Shares were converted into the right to receive a portion of the Total Merger Consideration pursuant to Section 1.11(a) (“Vested Optionholder”): (i) a letter of transmittal (which shall specify that, in the case of Certificates, delivery shall be effected and risk of loss and title to the Certificates shall pass only upon receipt of the Certificates by the Escrow Agent) (a “Letter of Transmittal”); and (ii) instructions for use in effecting the surrender of Certificates and the Vested Company Options in exchange for a portion, if any, of the Total Merger Consideration to which the Shares, represented by such Certificate, or Vested Company Options are entitled under and in accordance with this Agreement. Upon surrender to the Escrow Agent of a Certificate for cancellation together with such Letter of Transmittal duly completed and executed, the holder of such Certificate shall be entitled to receive in exchange therefor an amount of cash determined in accordance with Section 1.8 with respect to the number of Shares represented by such Certificate (less any applicable withholding Taxes) and the Certificate so surrendered shall forthwith be cancelled. Upon delivery to the Escrow Agent of a Letter of Transmittal duly executed, the holder of a Vested Company Option shall be entitled to receive in exchange therefor an amount of cash determined in accordance with Section 1.8 and Section 1.11(a) with respect to such Vested Company Option (less any applicable withholding Taxes) and the Vested Company Option shall forthwith be cancelled in exchange for such cash. As soon as reasonably practicable following delivery of a duly completed and executed Letter of Transmittal as described above, and, in the case of Stockholders, a Certificate, the Escrow Agent shall remit, or cause to be remitted, payment, if any, due to such Stockholder or Vested Optionholder in accordance with the remittance instructions provided in the Letter of Transmittal. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, cash, if any, may be paid to a transferee if the Certificate representing such Shares is presented to the Escrow Agent accompanied by all documents required to evidence and affect such transfer. Until surrendered as contemplated by this Section 1.10, each Certificate or Vested Company Option shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a portion of the Total Merger Consideration, if any, as contemplated by Section 1.8, Section 1.11 and this Section 1.10. Notwithstanding the foregoing, Parent, Holdings and the Surviving Corporation shall be entitled, but not obligated, to offset any outstanding amounts due and payable (including all principal, accrued but unpaid interest, and other amounts) under any promissory note or other instrument evidencing indebtedness of a Stockholder or Vested Optionholder owed to the Company, Holdings or Parent, or any of their respective affiliates or subsidiaries, including any Employee Indebtedness to be repaid pursuant to Section 4.20, prior to distributing any portion of the Total Merger Consideration to such Stockholder or Vested Optionholder (including the offset of any such outstanding amounts against the Total Merger Consideration with respect to the exercise price of any Company Stock Options).
(c)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, the Escrow Agent shall issue in exchange therefor, upon the delivery of an affidavit (in a form satisfactory to the Escrow Agent and Parent) of that fact by the record holder thereof, cash as may be required, if any, pursuant to this Agreement; provided, however, that the Escrow Agent or Parent may require the delivery of a suitable bond or indemnity.
(d)    No Further Registration. The portion of the Total Merger Consideration paid upon the surrender of Shares or Vested Company Options in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares or Vested Company Options, subject to Article 7. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares, Company Stock Options or Company Warrants that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Company Stock Options or Company Warrants are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the applicable portion of the Total Merger Consideration, if any, as provided in this Article 1.
(e)    Escheat. None of Parent, Holdings or the Surviving Corporation shall be liable to any holder of Shares, Company Warrants or Company Stock Options for cash constituting a portion of the Total Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 1.11    Stock Options, Restricted Shares and Warrants.
(a)    Stock Options.
(i)    At the Effective Time, each Company Stock Option, to the extent vested immediately prior to the Effective Time, that is not exercised prior to the Effective Time (a “Vested Company Option”), if any, shall be cancelled and terminated and shall not be assumed or substituted by Parent, Holdings or the Surviving Corporation. Instead, at and after the Effective Time, each such Vested Company Option shall represent, for each Option Share underlying such Vested Company Option, a right to receive a cash amount equal to the excess, if any, of the Base Common Per Share Amount less the applicable per share exercise price for such Option Share, subject to Section 1.8(e), Section 1.10 and the Escrow Fund, Reserve Fund and indemnity provisions in Article 7. Prior to the Closing, the Company shall have taken all actions, if any, necessary to cause the cancellation and termination of such Vested Company Options and the treatment of such Vested Company Options in the manner described in this Section 1.11(a)(i), including providing any required notice to holders of such Vested Company Options pursuant to the documents governing such Company Stock Options.
(ii)    At the Effective Time, each Company Stock Option, to the extent unvested immediately prior to the Effective Time, that is held by an employee of the Company continuing employment with Parent immediately after the Effective Time (“Unvested Employee Company Options”) shall be assumed by Parent, subject to this Section 1.11(a)(ii), together with the terms of the relevant stock option plan and the agreement evidencing the grant thereunder of such assumed Unvested Employee Company Option. At and after the Effective Time, each Unvested Employee Company Option assumed by Parent pursuant to this Section 1.11(a)(ii) shall continue to have, and be subject to, the same terms and conditions set forth in the relevant stock option plan and the agreement evidencing the grant thereof immediately prior to the Effective Time, including provisions with respect to vesting, except that: (A) such Unvested Employee Company Option will be exercisable for that number of whole shares of Parent Common Stock, equal to the product (rounded down to the nearest whole share) of (1) the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by (2) the Exchange Ratio; and (B) the per share exercise price of each such Unvested Employee Company Option shall be adjusted by dividing (1) the per share exercise price of each such option immediately prior to the Effective Time by (2) the Exchange Ratio, and rounding up to the nearest cent. The terms of each Unvested Employee Company Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to Parent Common Stock after the Effective Time. Prior to the Closing, the Company shall have taken all actions, if any, necessary to cause the treatment of such Unvested Employee Company Options in the manner described in this Section 1.11(a)(ii), including providing any required notice to holders of such Unvested Employee Company Options pursuant to the documents governing such Company Stock Options.
(iii)    At the Effective Time, each Company Stock Option, to the extent unvested immediately prior to the Effective Time, that is held by a person other than an employee of the Company continuing employment with Parent immediately after the Effective Time

(“Unvested Non-Employee Company Options”), and that has not been exercised prior to the Effective Time, shall be cancelled and terminated and shall not be assumed or substituted by Parent, Holdings or the Surviving Corporation. Prior to the Closing, the Company shall have taken all actions, if any, necessary to cause the cancellation and termination of such Unvested Non-Employee Company Options and the treatment of such Unvested Non-Employee Company Options in the manner described in this Section 1.11(a)(iii), including providing any required notice to holders of such Unvested Non-Employee Company Options pursuant to the documents governing such Company Stock Options.
(b)    Warrants. At the Effective Time, each warrant to purchase shares of capital stock of the Company outstanding immediately prior to the Effective Time that has not been exercised prior to the Effective Time (each, a “Company Warrant”), if any, shall be cancelled and terminated and shall not be assumed or substituted by Parent, Holdings or the Surviving Corporation. Prior to the Closing, the Company shall have taken all actions, if any, necessary to cause the cancellation and termination of such Company Warrants and the treatment of such Company Warrants in the manner described in this Section 1.11(b), including providing any required notice to or obtaining a waiver of such notice from the holders of the Company Warrants pursuant to the documents governing such Company Warrants.
Section 1.12    Post-Closing Adjustment.
(a)    At least three Business Days prior to the anticipated Closing Date, the Company shall prepare, or cause to be prepared, and deliver to Parent a written statement (the “Preliminary Closing Statement”) that shall include and set forth (i) an estimated consolidated balance sheet of the Company as of the Closing Date (the “Preliminary Closing Balance Sheet”), and (ii) a good-faith estimate of (A) Working Capital based on the Preliminary Closing Balance Sheet (the “Estimated Working Capital”), and (B) Company Debt (the “Estimated Company Debt”) (with each of Estimated Working Capital and Estimated Company Debt determined as of the Closing Date and without giving effect to the transactions contemplated herein). Estimated Working Capital and Estimated Company Debt shall be calculated in accordance with GAAP applied on a basis consistent with the preparation of the Company Balance Sheet (provided that in the event of a conflict between GAAP and consistent application thereof, GAAP shall prevail) (the “Applicable Accounting Principles”). All calculations of Estimated Working Capital and Estimated Company Debt shall be accompanied by a certificate of the CEO and the Chief Financial Officer of the Company certifying that such estimates have been calculated in good faith in accordance with this Agreement. All such estimates shall be subject to the Parent’s approval, which shall not be unreasonably withheld or delayed, and shall control solely for purposes of determining the amounts payable at the Closing pursuant to Section 1.8 and shall not limit or otherwise affect the Parent’s remedies under this Agreement or otherwise, or constitute an acknowledgement by the Parent of the accuracy of the amounts reflected thereof. For purposes of determining the amounts payable on the Closing Date, the Working Capital Adjustment Amount shall be based on Estimated Working Capital, and Company Debt shall be based on Estimated Company Debt, each determined in accordance with this Section 1.12(a).

(b)    Within 90 days after the Closing Date, the Surviving Corporation shall prepare and deliver to the Stockholder Agent (on behalf of the Stockholders) a written statement (the “Final Closing Statement”) that shall include and set forth (i) a consolidated balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”), (ii) a calculation of the actual (A) Working Capital (the “Closing Working Capital”), (B) Company Debt (the “Closing Company Debt”), and (C) Company Transaction Expenses (the “Closing Company Transaction Expenses”) (with each of Closing Working Capital, Closing Company Debt and Closing Company Transaction Expenses determined as of the Closing Date and, except for Closing Company Transaction Expenses, without giving effect to the transactions contemplated herein). Closing Working Capital and Closing Company Debt shall be calculated in accordance with the Applicable Accounting Principles.
(c)    The Final Closing Statement shall become final and binding on the 30th day following delivery thereof, unless prior to the end of such period, the Stockholder Agent delivers to the Parent written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Working Capital, Closing Company Debt, and/or Closing Company Transaction Expenses, as set forth in the Final Closing Statement. The Stockholder Agent shall be deemed to have agreed with all items and amounts of Closing Working Capital, Closing Company Debt, and/or Closing Company Transaction Expenses unless referenced in a timely Notice of Disagreement. Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on amounts of the Closing Working Capital, Closing Company Debt, and/or Closing Company Transaction Expenses as reflected on the Final Closing Statement not being calculated in accordance with the Applicable Accounting Principles.
(d)    During the 15-day period following delivery of a Notice of Disagreement by the Stockholder Agent to the Parent, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the computation of the Closing Working Capital, Closing Company Debt, and/or Closing Company Transaction Expenses as specified therein. Any disputed items resolved in writing between the Stockholder Agent and the Parent within such 15-day period shall be final and binding with respect to such items, and if the Stockholder Agent and the Parent agree in writing on the resolution of each disputed item specified by the Stockholder Agent in the Notice of Disagreement and the amount of the Closing Working Capital, Closing Company Debt, and/or Closing Company Transaction Expenses, the amounts so determined shall be final and binding on the parties for all purposes hereunder.
(e)    “Net Adjustment Amount” means an aggregate amount (in no event less than zero) equal to:
(i)    if the Closing Working Capital as finally determined pursuant to this Section 1.12 is less than each of the Estimated Working Capital and the Target Working Capital, the amount equal to (x) the lesser of the Estimated Working Capital and the Target Working Capital minus (y) the Closing Working Capital, plus
(ii)    an aggregate amount (in no event less than zero) equal to (A) the Closing Company Debt minus the Estimated Company Debt, plus (B) the Closing Company Transaction Expenses minus the Estimated Company Transaction Expenses, minus (C) if both the Closing Working Capital and Target Working Capital are, as finally determined pursuant to this

Section 1.12, greater than the Estimated Working Capital, the amount equal to (x) the lesser of the Closing Working Capital and the Target Working Capital minus (y) Estimated Working Capital.
(f)    If the Net Adjustment Amount is a positive amount then such amount shall be deemed a Special Loss, and Parent shall deliver written notice to the Escrow Agent and the Stockholder Agent specifying a Special Loss for such Net Adjustment Amount and the Escrow Agent shall pay such Special Loss out of the Escrow Fund to Holdings in accordance with the terms of the Escrow Agreement and neither the Stockholder Agent nor any Stockholder, Escrow Holder, Optionholder or holder of any other Company Securities shall be entitled to object to such claim against the Escrow Fund.

ARTICLE 2.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
In order to induce to Parent, Holdings and Acquisition Sub to enter into this Agreement and to consummate the Transactions, the Company hereby represents and warrants to each of Parent, Holdings and Acquisition Sub, as of the date hereof and as of the Closing Date (as though made as of the Closing Date), subject solely to the exceptions set forth in the Disclosure Schedule (the “Company Disclosure Schedule”) delivered on the date hereof by the Company to Parent (which exceptions shall specifically identify the Section, subsection, paragraph or clause of a single Section or subsection hereof, as applicable, to which such exception relates and be limited in their effect to such identified Sections, subsections, paragraphs or clauses); provided, however, that to the extent it is readily apparent on the face of such exception that any such exception would qualify any other Section, subsection, paragraph or clause of a representation or warranty herein (other than Section 2.13), such exception shall be deemed disclosed and incorporated into such other Section, subsection, paragraph or clause of the Company Disclosure Schedule applicable to such Section, subsection, paragraph or clause, that:
Section 2.1    Organization and Qualification; Subsidiaries.
(a)    Organization. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries has made available on the Datasite (“made available”) to Parent accurate and complete copies of its Certificate of Incorporation and Bylaws (or similar governing documents), as currently in full force and effect. The Company is not in violation of any of the provisions of its Certificate of Incorporation, Bylaws or similar governing documents. The transfer books and minute books of the Company that have been made available for inspection by the Parent prior to the date hereof are true and complete.

(b)    Qualifications. Each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company or any such subsidiary. For purposes hereof, the term “Material Adverse Effect on the Company” means any circumstance involving, change in, or effect on (or any circumstance, change or effect that would be reasonably likely to have a change in or effect on) the Company or any of its subsidiaries, taken as a whole, (i) that is, or is reasonably likely to be, materially adverse to the operations, assets, liabilities (including contingent liabilities), results of operations or the condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, excluding from the foregoing the effect, if any, of (A) changes in general economic conditions or changes generally affecting the industry in which the Company or any of its subsidiaries operate that do not disproportionally affect the Company or any of its subsidiaries, taken as a whole, as compared to the Company’s and its subsidiaries’ competitors, (B) changes resulting from or caused by acts of terrorism or war (whether or not declared) or natural disasters occurring after the date hereof, (C) after the date of this Agreement, changes in applicable law or any applicable accounting regulations or principles, including changes in GAAP, that do not disproportionally affect the Company or any of its subsidiaries, taken as a whole, as compared to the Company’s and its subsidiaries’ competitors, (D) changes that arise out of, result from or relate to the Merger or the announcement or consummation thereof, or a disruption in supplier, distributor, landlord or partner relationships as a result of the announcement or pendency of the Merger, but only in each case to the extent demonstrated by the Company to have been caused by such announcement or pendency, (E) any failure by the Company to meet any projections or forecasts for any period ending on or after the Balance Sheet Date (for the avoidance of doubt, this clause (E) shall not preclude Parent from asserting that the underlying reason or cause of any such failure is a Material Adverse Effect on the Company), and (F) any action or inaction expressly requested of the Company and its subsidiaries in writing by Parent or expressly required pursuant to this Agreement or (ii) that would reasonably be expected to prevent or materially delay or impair the ability of the Company or any of its subsidiaries to consummate the Transactions.
(c)    Subsidiaries. Section 2.1(c) of the Company Disclosure Schedule sets forth the name of each subsidiary of the Company and, with respect to each such subsidiary, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business as of the date hereof, the number of shares of its authorized capital stock, the number and class of shares thereof duly issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity owner. The Company has never owned or held any capital stock or other ownership interest in any person or any subsidiary other than those subsidiaries listed in Section 2.1(c) of the Company Disclosure Schedule. None of the subsidiaries of the Company is in violation of any of the provisions of its Certificate of Incorporation, Bylaws or similar governing documents. The transfer books, minute books and statutory books of the subsidiaries of the Company (i) that have been made available for inspection by the Parent prior to the date hereof are true and complete and (ii) have been maintained in accordance with applicable Law.

Section 2.2    Capitalization of the Company and its Subsidiaries.
(a)    Generally.
(i)    The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, 3,250,003 shares of Series A Preferred Stock, 4,968,915 shares of Series B Preferred Stock, 3,580,962 shares of Series C Preferred Stock, 2,262,181 shares of Series D Preferred Stock, 337,758 shares of Series D1 Preferred Stock, 3,448,268 shares of Series E1 Preferred Stock, 3,629,166 shares of Series E2 Preferred Stock, and 400,000 shares of Series E3 Preferred Stock. There are 12,548,207 shares of Company Common Stock, 3,250,003 shares of Series A Preferred Stock, 4,944,369 shares of Series B Preferred Stock, 3,569,780 shares of Series C Preferred Stock, 2,262,181 shares of Series D Preferred Stock, 337,758 shares of Series D1 Preferred Stock, 3,390,693 shares of Series E1 Preferred Stock, 3,629,166 shares of Series E2 Preferred Stock and 400,000 shares of Series E3 Preferred Stock, issued and outstanding. There are Company Warrants to purchase 24,546 shares of Series B Preferred Stock, Company Warrants to purchase shares 11,182 of Series C Preferred Stock and Company Warrants to purchase 57,575 shares of Series E1 Preferred Stock. There are 11,918,542 shares of Common Stock that are issuable upon or otherwise deliverable in connection with the exercise of Company Stock Options, but which are not issued or outstanding. Except as set forth above, there are not outstanding any (W) shares of capital stock or other voting securities of the Company, (X) securities of the Company or any of its subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of the Company (including any convertible notes or other convertible debt instruments), (Y) options, warrants or other rights to acquire from the Company or any of its subsidiaries, and no obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company, or (Z) equity equivalent interests in the ownership or earnings of the Company or any of its subsidiaries or other similar rights. All of such outstanding Shares, Company Warrants and Company Stock Options and any and all other equity interests in or of the Company (including those described in clauses (W) through (Z) above) (collectively, the “Company Securities”) were issued in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws. All of the outstanding Shares have been, and the Shares issuable upon exercise of the Company Warrants when issued in accordance with the terms of such Company Warrants and the shares of Company Common Stock issuable upon exercise of the Company Stock Options when issued in accordance with the Company Plans will be, validly issued and fully paid, nonassessable and free of preemptive rights. There are no outstanding promissory notes evidencing Company Debt or any other indebtedness of the Company or any of its subsidiaries or outstanding promissory notes evidencing indebtedness owed to the Company or any of its subsidiaries. Section 2.2(a)(i) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof (the “Capitalization Schedule”) of:
(A)    the names and holdings of all holders of outstanding Company Securities;
(B)    with respect to each Company Stock Option and Restricted Company Share, (1) an indication of whether (and what portion of) such Company Stock Option or Restricted Company Share is vested or unvested, (2) the vesting schedule of such Company Stock Option or Restricted Company Share that is subject to vesting, and (3) an indication of whether such Company Security has any rights to acceleration of vesting in connection with or as a result of the execution and delivery of this Agreement or the other Transaction Agreements or the consummation of the Transactions;
(C)    the exercise price per share of each Company Stock Option and Company Warrant; and
(D)    the term of each such Company Stock Option, whether such Company Stock Option is a nonqualified stock option or an incentive stock option (an “ISO”), each within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), any restrictions on exercise or sale of the Shares underlying such Company Stock Option, and any expiration dates thereof.
(ii)    Except as set forth on Section 2.2(a)(ii) of the Company Disclosure Schedule, all of the outstanding capital stock of each of the Company’s subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell as may be provided by applicable law). There are no securities of the Company or any of its subsidiaries convertible into, or exchangeable or exercisable for, (A) any capital stock or other ownership or voting interests in or any other securities of any subsidiary of the Company or (B) any options or other rights to acquire from the Company or any of its subsidiaries any such capital stock or other ownership interest, and there exists no other Contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. No shares of capital stock or other equity or ownership interests of the Company or any of its subsidiaries have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Certificate of Incorporation or Bylaws or similar governing documents of the Company or any of its subsidiaries or any Contract to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound.
(iii)    There are no outstanding rights or obligations to which the Company or any of its subsidiaries is a party or by which it is bound, obligating the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or any securities issued by any such subsidiary. Each Share that was issued subject to forfeiture, right of repurchase by the Company or other restriction is fully vested and there are no such restrictions outstanding with respect to such Shares. Except as set forth on Section 2.2(a)(iii) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other arrangements or understandings to which the Company or any of its subsidiaries is a party or by which it is bound, and to its knowledge there are no other agreements, voting trusts or other arrangements or understandings, relating to the voting or registration of any shares of capital stock or other voting securities of the Company or any of its subsidiaries or, except as set forth on the Capitalization Schedule, to the issuance of capital stock, options, warrants or any other rights to any person, including any sales representatives, consultants, contractors, employees, stockholders or distributors of the Company’s or any of its subsidiaries’ products. No Shares are owned, directly or indirectly, by the Company or any of its subsidiaries.
(b)    Equity Interests. Except as set forth on Section 2.2(b) of the Company Disclosure Schedule, the Company and its subsidiaries do not directly or indirectly own any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, and the Company and its subsidiaries are not under any current or prospective obligation to form or participate in, provide funds to, make any loan or capital contribution to, or other investment in, or assume any liability or obligation of, any other person. Neither the Company nor any of its subsidiaries is liable for any “earn-out” or similar payment under any merger agreement, asset purchase agreement, stock purchase agreement or other similar agreement for the acquisition of assets (including IPR), businesses or equity, partnership, membership or similar interests, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, in any person, and there are no such “earn-out” or similar payment obligations under any existing Contract to which the Company or any subsidiary is a party that is capable of maturing or otherwise becoming payable on or after the date hereof.
(c)    Grant of Company Stock Options and Shares. Except as set forth on Section 2.2(c) of the Company Disclosure Schedule, since January 11, 2013, none of the Company or any of its subsidiaries has granted or issued to any employee of, or consultant to, the Company or any of its subsidiaries, or to any other person, any Company Stock Option or Shares. The issuances of Shares set forth on Section 2.2(c) of the Company Disclosure Schedule were (i) in connection with the exercise of Company Stock Options (A) by current or former employees or consultants of the Company or its subsidiaries in the ordinary course, (B) by former employees or consultants of the Company or its subsidiaries following termination of such employee or consultant or (C) in anticipation of a pending expiration of such exercised Company Stock Option, and (ii) issued in the Ordinary Course of Business.
(d)    Consideration Spreadsheets. The information contained in the Preliminary Consideration Spreadsheet is true and correct as of the date hereof (giving effect to an estimated Closing Date as set forth in the Preliminary Consideration Spreadsheet) and the allocation of the Base Merger Consideration set forth in the Preliminary Consideration Spreadsheet is consistent with the organizational documents of the Company, this Agreement and any applicable Contract. The information contained in the Closing Consideration Spreadsheet will be true and correct as of the Closing Date and the allocation of the Merger Consideration set forth in the Closing Consideration Spreadsheet will be consistent with the organizational documents of the Company, this Agreement and any applicable Contract.
Section 2.3    Authority Relative to this Agreement; Recommendation.
(a)    The Company has all necessary corporate power and authority to execute and deliver this Agreement, and each of the Company and its subsidiaries has all necessary corporate power and authority to execute and deliver the other Transaction Agreements to which it is a party, to perform its obligations under this Agreement and the other Transaction Agreements and to consummate the Transactions.

(b)    The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the other Transaction Agreements and the Transactions are fair to and in the best interests of the Stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Merger and the appointment of Shareholder Representative Services LLC as the Stockholder Agent, (iii) directing that this Agreement be submitted to the Stockholders for Stockholder Approval and (iv) resolving to recommend that the Stockholders vote in favor of the adoption and approval of this Agreement and the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.
(c)    “Requisite Approval” means the approval and adoption of this Agreement and the other Transaction Agreements and the consummation of the Transactions (but specifically excluding the 280G Approval) by (i) the holders of a majority of the outstanding Company Common Stock and Company Preferred Stock voting together as a single class and on an as-converted basis, and (ii) the holders of the outstanding Company Preferred Stock voting together as a single class and on an as-converted basis.
(d)    “Stockholder Approval” means (i) the Requisite Approval and (ii) the approval and adoption of this Agreement and the other Transaction Agreements and the consummation of the Transactions (but specifically excluding the 280G Approval) by the holders of the outstanding Company Common Stock, voting together as a class.
(e)    Other than (i) as set forth in Sections 2.3(a) and 2.3(b) and (ii) the Requisite Approval, no other corporate proceedings on the part of the Company or any of its subsidiaries are necessary to authorize and adopt this Agreement or the other Transaction Agreements or to consummate the Transactions. This Agreement and the other Transaction Agreements have been duly and validly executed and delivered by the Company and each subsidiary of the Company that is a party thereto and constitute, assuming the due authorization, execution and delivery hereof and thereof by Parent, Holdings and Acquisition Sub (to the extent a party to such agreement), valid, legal and binding agreements of the Company and each such subsidiary, enforceable against the Company and each such subsidiary in accordance with their terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.
Section 2.4    Financial Statements.
(a)    The Company has made available to Parent copies of consolidated financial statements consisting of (i) an unaudited balance sheet of the Company and its subsidiaries at December 31, 2012 and the related statements of income and cash flow for the year ended December 31, 2012, (ii) an audited balance sheet of the Company and its subsidiaries at December 31, 2011 and the related statements of income and cash flow for the fiscal year then ended and (iii) an audited balance sheet of the Company and its subsidiaries at December 31, 2010 and the related statements of income and cash flow for the fiscal year then ended. The various financial statements described above are collectively referred to herein as the “Financial Statements”.

(b)    The balance sheet of the Company and its subsidiaries at December 31, 2012 is referred to herein as the “Company Balance Sheet” and the date thereof is referred to herein as the “Company Balance Sheet Date”.
(c)    Except as set forth on Section 2.4(c) of the Company Disclosure Schedule, the statements of income and cash flow included in the Financial Statements include all adjustments necessary for a fair presentation in all material respects. Each of the Financial Statements and the Preliminary Closing Statement: (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company and its subsidiaries, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied and maintained throughout the periods indicated, and (iii) fairly present in all material respects the financial condition, results of operations and cash flows of the Company and its subsidiaries at their respective dates and the results of its operations for the periods covered thereby (except that the unaudited financial statements do not contain all required footnotes). None of the Financial Statements or the Preliminary Closing Statement contains, as of the date hereof, any untrue statement of a material fact or has omitted to state a material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(d)    All outstanding accounts receivable of the Company and its subsidiaries arose in the Ordinary Course of Business, are bona fide and valid obligations, are carried at values determined in accordance with GAAP consistently applied and are collectible in their full amount in accordance with their payment terms, except to the extent that a reserve has been taken with respect to such account receivable on the Company Balance Sheet or on the final Closing Balance Sheet. Except as set forth on Section 2.4(d) of the Company Disclosure Schedule, subject to such reserves, each outstanding account receivable is or will be collected in full, without any set-off, within 75 days after the day on which it first becomes due and payable. No person has given the Company or any of its subsidiaries notice of any disputes regarding, and, no person has any Lien on, any of such outstanding accounts receivable and no agreement for material deduction, set-off or discount has been made with respect to any of such accounts receivable, and no request for any deduction or discount on any outstanding account receivable has been made, nor in each case, to the Company’s knowledge, is there any reasonable basis therefor. None of the Company or any of its subsidiaries has entered into any agreement or arrangement to factor, or be paid by a Third Party in respect of, any portion of the accounts receivable of the Company and its subsidiaries.
(e)    Except as set forth on Section 2.4(e) of the Company Disclosure Schedule, the books of account and financial records of the Company and its subsidiaries are true and correct in all material respects and have been prepared and are maintained in accordance with GAAP.
(f)    The financial projections relating to the Company delivered to Parent constitute the Company’s good faith and reasonable estimate of the information purported to be shown therein.
(g)    The Company and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the Company’s and its subsidiaries’ material obligations are satisfied in a timely manner and as required under the terms of any Contract.
(h)    Except as otherwise disclosed in the Financial Statements or as required by GAAP, the Company and its subsidiaries have not made any material change in any method of accounting, accounting practice or policy or any internal control over financial reporting.
(i)    There has been no incidence of fraud since inception of the Company that involves any current or former directors, officers or employees of the Company or any of its subsidiaries.
(j)    Section 2.4(j) of the Company Disclosure Schedule lists, and the Company has made available to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the United States Securities and Exchange Commission (the “SEC”)) effected by the Company or any of its subsidiaries since their respective inceptions.
(k)    Section 2.4(k) of the Company Disclosure Schedule lists all indebtedness owed to the Company or any of its subsidiaries by any employee or Stockholder of the Company or any of its subsidiaries.
Section 2.5    Information Supplied. None of the information included in the Information Statement, at the date delivered to the Stockholders, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company makes no representation or warranty regarding the accuracy or completeness of any information about Parent, Holdings or Acquisition Sub contained in the Information Statement provided by Parent, Holdings or Acquisition Sub expressly for inclusion. The Information Statement, insofar as it relates to a solicitation of written consents from the Stockholders for adoption and approval of this Agreement, the other Transaction Agreements, or the Transactions, including the Merger, complies in all material respects with the provisions of the DGCL and CGCL.
Section 2.6    Consents and Approvals; Notices; No Violations.
(a)    Except as set forth on Section 2.6(a) of the Company Disclosure Schedule and for filings, permits, authorizations, consents and approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Certificate of Merger as required by the DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any United States or foreign court or tribunal, governmental or regulatory body, or administrative agency or authority (each, a “Governmental Entity”) is necessary for the execution and delivery by the Company and each of its subsidiaries of this

Agreement and each other Transaction Agreement to which it is a party or the consummation by the Company and its subsidiaries of the Transactions.
(b)    Neither the execution, delivery and performance of this Agreement and the other Transaction Agreements by the Company and its subsidiaries nor the consummation by the Company and its subsidiaries of the Transactions will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws (or similar governing documents) of the Company or any of its subsidiaries, (ii) except as set forth on Section 2.6(b)(ii) of the Company Disclosure Schedule, result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets, except, in the case of the foregoing clause (ii) or (iii), for violations, breaches or defaults that would not, individually or in the aggregate, result in any loss, expense, charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $25,000.
(c)    No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) or any anti-takeover provision in the Company’s Certificate of Incorporation or Bylaws is, or at the Effective Time will be, applicable to the Company, any Shares, this Agreement, the Merger or any of the other Transactions.
Section 2.7    No Default. Neither the Company nor any of its subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or Bylaws (or, in the case of the Company’s subsidiaries, similar governing documents), (ii) any note, warrant, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which it or any of its properties or assets may be bound, or (iii) any order, writ, injunction or decree of any Governmental Entity applicable to the Company or any of its subsidiaries or any of their respective properties or assets, except, in the case of foregoing clause (ii) or (iii), for violations, breaches or defaults that would not, individually or in the aggregate, result in any loss, expense, charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $50,000.
Section 2.8    No Undisclosed Liabilities; Absence of Changes. Neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected on a consolidated balance sheet of the Company and its subsidiaries (including the notes thereto), other than (i) liabilities and obligations (A) reflected on the Company Balance Sheet (including the notes thereto), (B) incurred in connection with the preparation, execution, delivery and performance of this Agreement and the other Transaction Agreements, or (C) incurred in the Ordinary Course of Business after the Company Balance Sheet Date that are not, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole, including those set forth on Section 2.8(I) of the Company Disclosure Schedule, (ii) accounts payable that have been incurred by the Company in the Ordinary Course of Business after the Company Balance Sheet Date that are not in the aggregate material to the Company and its subsidiaries, taken as a whole, including those set forth on Section 2.8(I) of the Company Disclosure Schedule, (iii) accrued salaries that have been incurred by the Company in the Ordinary Course of Business since the end of the most recent pay period, and (iv) accrued commissions that have been incurred by the Company in the Ordinary Course of Business after the Company Balance Sheet Date, to the extent set forth on Section 2.8(I) of the Company Disclosure Schedule. Without limiting the generality of the foregoing, except as set forth in Section 2.8 of the Company Disclosure Schedule, during the period between the Company Balance Sheet Date and the date hereof, each of the Company and its subsidiaries has conducted its business in all material respects in the Ordinary Course of Business, and there has not been any:
(a)    Material Adverse Effect on the Company;
(b)    damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Company or any of its subsidiaries having a book value or fair market value exceeding $50,000, whether or not covered by insurance;
(c)    declaration, setting aside or payment of any dividend, profit sharing distribution or other distribution in respect of the capital stock of the Company or any of its subsidiaries or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries;
(d)    except as provided in Section 1.2, amendment of any material term of any outstanding security of the Company or any of its subsidiaries;
(e)    incurrence, assumption or guarantee by the Company or any of its subsidiaries of any indebtedness for borrowed money other than in the Ordinary Course of Business and in amounts and on terms consistent with past practices;
(f)    creation or assumption by the Company or any of its subsidiaries of any Lien on any asset having a book value or fair market value exceeding $50,000;
(g)    loan, advance or capital contribution made by the Company or any of its subsidiaries to any person other than (i) loans or advances to employees in connection with business-related travel and (ii) loans, advances or capital contributions to, or investments in, wholly-owned subsidiaries of the Company, and in each of cases (i) and (ii), made in the Ordinary Course of Business;
(h)    transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its subsidiaries of any contract, agreement or other right, in either case, having a stated contract amount or otherwise potentially involving Company or subsidiary obligations or entitlements with a value exceeding $50,000;
(i)    change by the Company or any of its subsidiaries in any of its accounting principles, practices or methods; or
(j)    increase in the compensation or benefits (including the acceleration of vesting thereof) payable or that could become payable by the Company or any of its subsidiaries to (i) officers, directors or engineers of the Company or any of its subsidiaries or (ii) any other employee of, or consultant to, the Company or any of its subsidiaries whose annual cash compensation is $100,000 or more.
Section 2.9    Litigation. Except as set forth in Section 2.9(a) of the Company Disclosure Schedule, there are no suits, claims, actions, inquiries, proceedings, audits or investigations before any Governmental Entity (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of its or its subsidiaries’ properties or assets. Neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree of any Governmental Entity that would reasonably be expected to result, individually or in the aggregate, in any loss, expense, charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $25,000. There is no outstanding order, writ, judgment, injunction, decree, determination or award of any Governmental Entity relating to the Company, any of its subsidiaries, any of their respective properties or assets, or the Transactions or, to the knowledge of the Company, pending or threatened investigation by, any Governmental Entity relating to the Company, any of its subsidiaries, any of their respective properties or assets, any of their respective officers or directors, or the Transactions. Except as set forth in Section 2.9(b) of the Company Disclosure Schedule, there is no Action by the Company or any of its subsidiaries pending, or which the Company or any of its subsidiaries has commenced preparations to initiate, against any other person.
Section 2.10    Compliance with Applicable Law.
(a)    Each of the Company and its subsidiaries currently holds, and has held at all times, all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of its business (collectively, the “Company Permits”), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals that would not, individually or in the aggregate, result in any charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $25,000. Each of the Company and its subsidiaries is in compliance, and has been in compliance at all times, with the terms of the Company Permits held by it or to which it is subject, except where the failure so to comply would not, individually or in the aggregate, result in any charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $25,000. No suspension, cancellation, modification, revocation or nonrenewal of any Company Permit is pending or, to the knowledge of the Company, threatened. No Company Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of the Company or any of its subsidiaries.
(b)    The business of the Company and each of its subsidiaries is being conducted, and has at all times been conducted, in compliance with all applicable statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of the United States or any foreign country, or any political subdivision thereof, or of any Governmental Entity (“Laws”) except for violations or possible violations of any Laws that do not and will not result, individually or in the aggregate, in any charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $25,000. None of the Company, any of its subsidiaries or any of its or their executive officers has received during the past five years, nor is there any known basis for, any notice, order, complaint or other communication from any Governmental Entity or any other person that the Company or any of its subsidiaries is not in compliance in any material respect with any Law applicable to it.
Section 2.11    Employee Benefit Plans; Labor Matters.
(a)    Section 2.11(a) of the Company Disclosure Schedule lists as of the date hereof all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care, severance and other similar fringe or employee benefit plans, programs or arrangements and any current or former employment or executive compensation or severance agreements, written or otherwise, that are sponsored, maintained or contributed to or required to be contributed to or for which the Company or any subsidiary of the Company could have any liability (contingent or otherwise) for the benefit of or relating to any employee or former employee of the Company or any subsidiary of the Company, any trade or business (whether or not incorporated) that is a member of a controlled group including the Company or any of its subsidiaries or that is under common control with the Company or any of its subsidiaries within the meaning of Section 414 of the Code (an “ERISA Affiliate”), as well as each plan with respect to which the Company or any of its subsidiaries or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (together the “Employee Plans”). The Company has made available to Parent a copy of each Employee Plan and, where applicable, (i) the two most recent annual reports on Form 5500 (including schedules) filed with the Internal Revenue Service (the “IRS”) for each Employee Plan where such report is required, (ii) except as set forth on Section 2.11(a)(ii) of the Company Disclosure Schedule, the documents and instruments governing each such Employee Plan and related funding arrangement including participant agreements, (iii) the most recent summary plan description and any summaries of material modifications for each such Employee Plan, and (iv) the most recent favorable IRS determination letter for each Employee Plan that is intended to be qualified pursuant to Section 401(a) of the Code.
(b)    Except as set forth on Section 2.11(b) of the Company Disclosure Schedule, no Employee Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, and neither the Company, nor any subsidiary of the Company, nor any ERISA Affiliate has incurred any liability (contingent or otherwise) with respect to any such Employee Plan or any other plan or arrangement subject to Title IV of ERISA. Each Employee Plan complies in all material respects with its terms and complies in form and in operation in all material respects with applicable law (including ERISA and the Code), and there has been no violation of any reporting or disclosure requirement imposed by ERISA or the Code. Each Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified (or is a prototype plan which has received a favorable opinion letter) and has been determined to be so qualified by the IRS, and since the date of each most recent determination (if applicable), there has been no event, condition or circumstance that has adversely affected or is reasonably likely to adversely affect such qualified status. No Employee Plan is maintained outside of the United States for the benefit of employees employed outside of the United States.
(c)    No fiduciary or party in interest of any Employee Plan has participated in, engaged in or been a party to any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA, respectively, with respect to which the Company or its subsidiaries could have any liability. With respect to any Employee Plan, (i) neither the Company, nor any subsidiary of the Company, nor any of its ERISA Affiliates has had asserted against it any claim for Taxes under Chapter 43 of Subtitle D of the Code and Section 5000 of the Code, or for penalties under ERISA Section 502(c), 502(i) or 502(l), nor, to the knowledge of the Company, is there a reasonable basis for any such claim, and (ii) no officer, director or employee of the Company or any of its subsidiaries has committed a breach of any fiduciary responsibility or obligation imposed by Title I of ERISA. Other than routine claims for benefits, there is no claim or proceeding (including any audit or investigation) pending or, to the knowledge of the Company, threatened, involving any Employee Plan by any person, or by the IRS, the United States Department of Labor or any other Governmental Entity against such Employee Plan or the Company or any of its subsidiaries or any ERISA Affiliate; and no fact or circumstance exists that would make such a claim or proceeding likely to occur.
(d)    Section 2.11(d) of the Company Disclosure Schedule sets forth a list as of the date hereof of all (i) employment agreements with employees of the Company or any subsidiary of the Company, (ii) agreements with consultants who are individuals obligating the Company or any of its subsidiaries to make annual cash payments in an amount exceeding $50,000 and any agreements pursuant to which any employee of the Company or any of its subsidiaries provides or has provided in the past consulting or similar services to a Third Party during the course of employment and with the prior written consent of the Company, (iii) severance agreements or other agreements, arrangements or policies that contain post-employment liabilities or obligations, programs and policies of the Company or any of its subsidiaries with or relating to its respective employees, except such programs and policies required to be maintained by law, and (iv) plans, programs, agreements and other arrangements of the Company or any of its subsidiaries with or relating to its respective employees that contain change in control provisions whether or not listed in other parts of the Company Disclosure Schedule. The Company has made available to Parent copies of all such agreements, plans, programs and other arrangements.
(e)    The consummation of the Transactions will not, either alone or in combination with another event, (i) except as set forth in Section 2.11(e)(i) of the Company Disclosure Schedule, entitle any current or former employee, consultant or officer of the Company or any subsidiary to severance pay, unemployment compensation or any other payment, (ii) except as set forth in Section 2.11(e)(ii) of the Company Disclosure Schedule, accelerate the time of payment, vesting or funding, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement or (iii) except as set forth in Section 2.11(e)(iii) of the Company Disclosure Schedule, cause or result in a limitation on the right of the Company and its subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust.
(f)    All premiums or other payments that are due have been paid with respect to each such Employee Plan that is an employee welfare benefit plan. No Employee Plan that is a welfare benefit plan within the meaning of Section 3(1) of ERISA provides health or welfare benefits (whether or not insured) to current or former employees or directors of the Company or any of its subsidiaries or its ERISA Affiliates beyond their retirement or other termination of service, other than pursuant to Section 4980B of the Code or similar state laws, the full cost of which is borne by the current or former employee or director. The Company, its subsidiaries and its ERISA Affiliates have complied in all material respects with the provisions of Part 6 of Title I of ERISA and Sections 4980B, 9801, 9802, 9811 and 9812 of the Code.
(g)    There are no controversies relating to any Employee Plan or other labor matters pending or, to the knowledge of the Company, threatened between the Company or any subsidiary of the Company and any of their respective employees. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any subsidiary of the Company, and neither the Company nor any of its subsidiaries knows of any activities or proceedings of any labor union to organize any such employees. No strikes, work stoppage, material grievance, claim of unfair labor practice, or dispute against the Company or any of its subsidiaries has occurred, is pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company there is no basis for any of the foregoing.
(h)    Neither the Company nor any of its subsidiaries nor any of its ERISA Affiliates sponsors or has ever sponsored, maintained, contributed to, or incurred an obligation to contribute to any Multiemployer Plan or to a Multiple Employer Plan, nor is it reasonably likely that there could be any liability to a Multiemployer Plan or Multiple Employer Plan pursuant to Title IV of ERISA. For these purposes, “Multiemployer Plan” means a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA, and “Multiple Employer Plan” means any Employee Benefit Plan sponsored by more than one employer, within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code.
(i)    In accordance with applicable law, each Employee Plan can be amended or terminated by the Company or a subsidiary of the Company at any time, without consent from any other person and without liability other than for benefits accrued as of the date of such amendment or termination (other than charges incurred as a result of such termination). Except as set forth in Section 2.11(i) of the Company Disclosure Schedule, the Company and its subsidiaries and their respective ERISA Affiliates have made full and timely payment of all amounts required to be contributed or paid as expenses or accrued such payments in accordance with normal procedures under the terms of each Employee Plan and applicable law.
(j)    To the knowledge of the Company, no employee, or group of employees, of the Company or any of its subsidiaries has any plans to terminate employment with the Company or any of its subsidiaries. Each of the Company and its subsidiaries has complied in all material respects with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity and collective bargaining, and does not have any material employee relations problems. All employees classified as exempt from the overtime provisions of state and federal law have been properly classified, as have all individuals classified as independent contractors. There are no wage and hour, wrongful termination or employment discrimination claims, complaints or charges pending against the Company or any of its subsidiaries, and to the knowledge of the Company, there is no reasonable basis for any claim, complaint or charge against the Company or any of its subsidiaries by any employee or former employee of the Company or any of its subsidiaries who was terminated prior to the Effective Time and from whom the Company or such subsidiary did not obtain a release of claims that was effective and not subject to revocation at the Effective Time.
(k)    Section 2.11(k) of the Company Disclosure Schedule sets forth a list of all salaries, commissions, bonuses, and vacation pay for all services performed by employees of the Company or any of its subsidiaries accrued as of February 28, 2013, and each of the Company and its subsidiaries has paid in full to, or accrued for the benefit of, all employees and consultants, all such payments and compensation, in accordance with applicable Law and the terms of the Employee Plans, through the date hereof.
(l)    Neither the Company nor any of its subsidiaries has had or will have any liability as of the Effective Time to any employee or to any organization or any other person as a result of the termination of any employee leasing arrangement.
(m)    No “leased employee,” as that term is defined in Section 414(n) of the Code or any other person who is not classified as a common law employee of the Company or any of its subsidiaries, performs services for the Company or any of its subsidiaries or any ERISA Affiliate. No person who has been classified by the Company or any of its subsidiaries as an independent contractor or in any other non-employee classification (each a “Contingent Worker”) is eligible to participate in, nor does such person participate in, any Employee Plan subject to ERISA or any plan described in Section 423 of the Code and no retroactive participation in any Employee Plan would result due to reclassification of a Contingent Worker as a common law employee of the Company or any subsidiary of the Company. The exclusion of any Contingent Worker from any Employee Plan does not cause any Employee Plan which is intended to be qualified under Code Section 401(a) to lose such qualification, nor does the exclusion of any Contingent Worker violate the terms of any Employee Plan.
(n)    Each Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder.

Section 2.12    Environmental Laws and Regulations.
(a)    Each of the Company and its subsidiaries has been in compliance with all applicable United States federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) (collectively, “Environmental Laws”), except for non-compliances that, individually or in the aggregate, would not result in any loss, expense, charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $25,000.
(b)    To the Company’s knowledge, there are no circumstances or conditions involving the Company or any of its subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use or transfer of any real property of which the Company or any of its subsidiaries is or was the owner or operator pursuant to any Environmental Law.
(c)    There has been no disposal, release or threatened release of any substance, material or waste that is listed, classified or regulated in any concentration pursuant to any Environmental Law or which may be the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law (a “Hazardous Substance”) on, under, in, from or about any property currently or formerly owned or operated by the Company or any of its subsidiaries, or otherwise related to the operations of the Company or any of its subsidiaries, that has resulted or may result in any loss, expense, charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $25,000.
(d)    Neither the Company nor any of its subsidiaries has received any notice, demand, letter, claim or request for information alleging violation by, or liability of, the Company or any of its subsidiaries under any Environmental Law, and there are no proceedings, actions, orders, decrees, injunctions or other written claims or, to the knowledge of the Company, any threatened actions or claims, relating to or otherwise alleging liability under any Environmental Law.
(e)    Neither the Company nor any of its subsidiaries has entered into or agreed to, and is not subject to, any consent decree, order or settlement or other agreement in any judicial, administrative, arbitral or other similar forum relating to its compliance with or liability under any Environmental Law.
(f)    Neither the Company nor any of its subsidiaries has assumed or is required to make any expenditures, individually or in the aggregate, exceeding $25,000 pursuant to or to comply with any Environmental Law, nor is there any reasonable basis on which any Governmental Entity or other person could take any action that would require any such expenditure.
Section 2.13    Taxes.
(a)    Definitions. For purposes of this Agreement:

(i)    “Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
(ii)    “Pre-Closing Taxes” means, without duplication, all Taxes for which the Company or any of its subsidiaries are or could be liable (A) with respect to any Pre-Closing Tax Period; (B) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group prior to the Closing; (C) as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring prior to the Closing; or (D) arising out of or resulting from this Agreement, in each case together with any interest, penalties and additions to Tax with respect to any of the foregoing and any Losses incurred in connection with any of the foregoing. In the case of any Straddle Period: (x) any Property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (y) all other Taxes for the Pre-Closing Tax Period shall be determined based on an actual closing of the books used to calculate such Taxes as if such tax period ended as of the close of business on the Closing Date (and for such purpose, the Tax Period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time). In the case of clause (y), exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion. Pre-Closing Taxes shall be computed without regard to any tax benefits attributable to items of expense resulting from compensatory payments or other amounts treated as compensation (including payments with respect to Company Stock Options, payments with respect to any Shares for which withholding is required, or amounts treated as compensation by reason of a “disqualifying disposition” of Shares acquired upon the exercise of ISOs, and payments of bonuses or severance) in connection with this Agreement or other expenses arising from this Agreement. Notwithstanding anything to the contrary set forth above, Pre-Closing Taxes shall not be deemed to include the employer payroll-related Taxes payable with respect to payments made to employees or former employees of the Company in consideration for Vested Company Option or Shares pursuant to this Agreement; it being agreed that 50% of such employer payroll-related Taxes shall be included in Company Transaction Expenses.
(iii)    “Property Taxes” means real, personal and intangible property Taxes.
(iv)    “Straddle Period” means a Tax Period including and ending after the Closing Date.
(v)    “Tax” (including “Taxes”) means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, net worth, sales, use, ad valorem, transfer, franchise, profits, transaction, title, capital, paid-up capital, registration, license, escheat, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, business and occupation, premium, property, real property, personal property, intangibles, inventory and merchandise, business privilege, federal highway use, commercial rent, production, windfall profits, alternative or add-on minimum, estimated, gains, social security, welfare, value added, environmental, workers’ compensation, customs, duties or other taxes, fees, levies, tariffs, imposts, assessments or charges of any kind whatsoever, (B) any interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with (1) any item described in clause (A) or (2) the failure to comply with any requirement imposed with respect to any Tax Returns, (C) any liability for payment of amounts described in clause (A) or (B) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (D) any liability for the payment of amounts described in the foregoing clause (A), (B) or (C) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person.
(vi)    “Tax Law” means any domestic or foreign, federal, state or local statute, law, ordinance, rule, code, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity relating to Taxes.
(vii)    “Tax Period” means any period prescribed by any Governmental Entity for which a Tax Return is required to be filed or a Tax is required to be paid.
(viii)    “Tax Return” means any return, declaration, report, statement, information statement, election, notification or other written information or document filed or required to be filed with, or submitted to, a Governmental Entity with respect to Taxes, including any claims for refunds of Taxes and any schedules, attachments, amendments or supplements of any of the foregoing.
(b)    (i)    Each of the Company and its subsidiaries has timely filed on or before the applicable Due Date with the appropriate Governmental Entity all Tax Returns it is required to have filed. All Tax Returns filed by the Company and its subsidiaries have been properly completed in compliance with applicable legal requirements and are true, correct and complete, and no such Tax Return contains, or was required to contain (in order to avoid a penalty, and determined without regard to the effect of post-filing disclosure), a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign Tax Law).
(ii)    Each of the Company and its subsidiaries has timely paid all Taxes that have become due or payable (whether or not shown on a Tax Return) and has adequately reserved in the Financial Statements in accordance with GAAP for all Taxes (whether or not shown on any Tax Return) that have accrued but are not yet due or payable as of the dates thereof. The Company and its subsidiaries have no liability for Taxes (contingent or otherwise) other than (A) Taxes incurred since the Company Balance Sheet Date that are reflected as a liability in the balance sheet included in the Financial Statements as of December 31, 2012 or (B) Taxes incurred after December 31, 2012 to the extent incurred in the Ordinary Course of Business in an amount consistent with amounts paid in comparable prior periods, adjusted only to reflect Ordinary Course of Business changes in the operations of the Company and its subsidiaries.
(iii)    Neither the Company nor any of its subsidiaries has nexus for any Tax purpose in any jurisdiction other than jurisdictions for which all required Tax Returns have been duly filed, and no claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns that the Company or any of such subsidiaries is or may be subject to taxation by that jurisdiction.
(iv)    Section 2.13(b)(iv) of the Company Disclosure Schedule sets forth (A) a list of all U.S. federal and material state and local income Tax Returns, and all material foreign Tax Returns, filed by or on behalf of the Company or any of its subsidiaries with any jurisdiction for which the applicable statute of limitations on assessment and collection has not expired and (B) a list of all jurisdictions in which the Company or its subsidiaries will be required to file any Tax Return (and the type of Tax Return) following the Closing with respect to any Tax Period ending on or prior to the Closing or any Straddle Period. The Company has previously delivered or made available to Parent true, correct and complete copies of (1) all Tax Returns filed by or on behalf of the Company or any of its subsidiaries for which the applicable statute of limitations has not expired, (2) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity relating to Taxes with respect to the Company or its subsidiaries and (3) all statements of deficiencies assessed against or agreed to by the Company or its subsidiaries. No election has been made with respect to Taxes of the Company or any of its subsidiaries that is not reflected in a Tax Return previously delivered or made available to Parent.
(v)    (A) There is no current, pending or, to the knowledge of the Company, threatened claim, demand, cause of action, suit, arbitration, inquiry, hearing, investigation, request for information or filings, audit, examination, disputes, proposed adjustment or proceeding (whether administrative, regulatory or otherwise, or whether oral or in writing) by any Governmental Entity with respect to Taxes relating to the Company or its subsidiaries (“Tax Claim”), (B) the Company has no knowledge that any Tax Claim is being contemplated by any Governmental Entity and (C) there are no matters under discussion between the Company or any of its subsidiaries, on the one hand, and any Governmental Entity, on the other hand, with respect to the liability of the Company or any of its subsidiaries with respect to Taxes. All deficiencies claimed, proposed or asserted or assessments made against the Company or any of its subsidiaries as a result of any Tax Claim have been fully paid or withdrawn and no rationale underlying a claim for Taxes has been asserted previously by any Governmental Entity that reasonably could be expected to be asserted in any other period.
(vi)    Neither the Company nor any of its subsidiaries is or has been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract, and neither the Company nor any of its subsidiaries is or has been a party to or bound by any offer in compromise, closing agreement, gain recognition agreement or other agreement with any Governmental Entity with respect to Taxes. No Tax ruling or Tax holiday or other Tax reduction or benefit has been applied for or received by the Company or any of its subsidiaries.
(vii)    Neither the Company nor any of its subsidiaries has engaged in a transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) (or any analogous provision of state, foreign or local Tax Law).

(viii)    Neither the Company nor any of its subsidiaries is or has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
(ix)    Neither the Company nor any of its subsidiaries (A) has been a member of any affiliated group that filed, or was required to file, a consolidated federal income Tax Return or a member of a combined, consolidated, unitary or similar group for state, local or foreign Tax purposes (other than any such group of which the Company was or is the common parent (a “Company Group”)) or (B) has, or will have, any liability for the Taxes of any other person (other than another member of a Company Group) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Tax Law), as a transferee or successor, by Contract, operation of law or otherwise.
(x)    Neither the Company nor any of its subsidiaries will be required to (or has received any notice in writing of a proposal requiring it to) include any item of income in, or exclude any item of deduction from, taxable income for any Tax Period (or portion thereof) ending after the Close as a result of any transaction that occurred prior to the Closing Date (other than such amounts that are consistent with similar items previously reported in Tax Returns provided to Parent prior to the date hereof, adjusted solely for ordinary course changes in business operations), including (A) pursuant to Sections 481(a) or 263A of the Code (or any comparable provision of state, local or foreign Tax Law) by reason of a change in accounting method initiated by the Company or any of its subsidiaries, any transaction or event or otherwise, (B) any disposition of property in a transaction being accounted for under the installment method pursuant to Section 453 of the Code (or similar provisions of applicable Tax Law), (C) any prepaid amount received, (D) any election made or contemplated to be made on any Tax Return, including an election under Section 108(i) of the Code (or similar provisions of applicable Tax Law) or (E) any agreement with a taxing authority (including a closing agreement pursuant to Section 7121 of the Code (or similar provisions of applicable Tax Law)). Each of the Company and its subsidiaries uses the accrual method of accounting for federal income tax purposes.
(xi)    None of the assets of the Company or any of its United States subsidiaries (A) is “tax-exempt use property” within the meaning of Section 168(h) of the Code, (B) is property which is required to be treated as being owned by any other person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code or pursuant to any other provision of Tax Law, (C) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code or (D) is required to be or is being depreciated pursuant to the alternative depreciation system under Section 168(g)(2) of the Code.
(xii)    Section 2.13(b)(xii) of the Company Disclosure Schedule sets forth, with respect to the Company and each of its subsidiaries, whether it is engaged in business, has a permanent establishment (as defined in an applicable tax treaty between the United States and such other jurisdiction) or is otherwise subject to Tax in a jurisdiction other than the United States, and identifies such jurisdiction with respect to each such entity.
(xiii)    Neither the Company nor any of its subsidiaries is subject to or has filed any waiver or extension of the statute of limitations applicable to any Tax Return or the assessment or collection of any Tax. There are no powers of attorney in effect with respect to Taxes of the Company or any of its subsidiaries.
(xiv)    Neither the Company nor any of its subsidiaries is a party to any agreement, Contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in connection with the Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company or any subsidiary of the Company is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other penalties pursuant to Section 409A or 4999 of the Code.
(xv)    Each of the Company and its subsidiaries has complied with all applicable Tax Laws in all material respects.
(xvi)    All Taxes that the Company and its subsidiaries have been required to withhold or to collect for payment have been duly withheld and collected, and, to the extent required, have been timely paid to the appropriate Governmental Entity in compliance with all applicable legal requirements. Each of the Company and its subsidiaries has properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or other transactions as to which such entity otherwise would have been obligated to collect or withhold Taxes. The Company and its subsidiaries have complied with all information reporting and record keeping requirements under all applicable law, including retention and maintenance of required records with respect thereto, and all records kept by the Company and its subsidiaries in compliance with such law are available for inspection at the premises of the Company.
(xvii)    There are no Liens for Taxes on any assets of the Company or any of its subsidiaries.
(xviii)    Neither the Company nor any of its subsidiaries has distributed stock to another person, or has had its stock distributed to another person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code. Neither the Company nor any of its subsidiaries has in effect an election under former Section 341(f) of the Code.
(xix)    Each Company Stock Option exercised (or that will be exercised) prior to the Closing Date and treated by the Company as an “incentive stock option” as such term is defined in Section 422 of the Code, qualified at all times for such treatment and was (or will be) held at the time of exercise by a person whose exercise of such Company Stock Option was (or will be) governed by Section 421(a) of the Code (determined without regard to Section 422(a)(1) of the Code). Valid elections under Section 83(b) of the Code are in effect with respect to each Share that was issued subject to forfeiture, a right of repurchase by the Company or other restriction.
(xx)    Neither the Company nor any of its subsidiaries is a party to any joint venture, partnership or other arrangement or Contract that could be treated as a partnership for any applicable income Tax purposes. Section 2.13(b)(xx) of the Company Disclosure Schedule sets forth all elections pursuant to Treasury Regulation Section 301.7701-3 that have been made by the Company or any subsidiaries of the Company and by business entities in which the Company or any of its subsidiaries owns an equity interest. Neither the Company nor any of its subsidiaries has ever been an “S corporation” as that term is defined in the Code.
(xxi)    Neither the Company nor any of its subsidiaries has (A) ever operated a barter exchange within the meaning of Section 6045(c)(1)(B) of the Code (or similar provisions of state, local or foreign Tax Law), (B) been a personal holding company under Section 542 of the Code, (C) been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code or (D) participated in an international boycott within the meaning of Section 999 of the Code.
(xxii)    No subsidiary of the Company is or was treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or as a domestic corporation by reason of Section 7874(b) of the Code. No subsidiary of the Company that was formed in a jurisdiction outside of the United States (A) has or has had any nexus with the United States, a trade or business or permanent establishment within the United States or any other connection with the United States that has subjected or could reasonably be expected to have subjected it to United States federal, state or local Tax or (B) is otherwise subject to Tax in the United States.
(xxiii)    The Company and its subsidiaries have complied with all transfer pricing rules and regulations, and all documentation required by all relevant transfer pricing laws have been timely prepared and are being properly maintained. All charges for goods or services sold or provided between the Company and its subsidiaries, or between the Company’s subsidiaries, were sold or provided at arm’s-length prices in accordance with applicable transfer pricing or similar rules and regulations and are not subject to adjustment.
(xxiv)    Neither the Company nor any of its subsidiaries has any items of income which could constitute subpart F income within the meaning of Section 952 of the Code. No subsidiary of the Company that is or was treated as a “controlled foreign corporation” as defined in Section 957 of the Code holds or held assets that constitute “United States property” within the meaning of Section 956 of the Code.
(c)    Each Employee Plan that is a nonqualified deferred compensation plan (as defined under Section 409A of the Code) satisfies the applicable requirements of Sections 409A(a)(2), (3), and (4) of the Code, and has, since January 1, 2008, been operated in good-faith compliance with Sections 409A(a)(2), (3), and (4) of the Code. Each Company Stock Option has and has always had an exercise price that was equal to or greater than the fair market value of the underlying equity as of the date such Company Stock Option was granted, as determined for purposes of Section 409A of the Code.
(d)    Neither the Company nor any subsidiary of the Company is liable or has any obligation, in any jurisdiction, for any Taxes of any current or former employee or consultant, or any former subsidiary, of the Company or any subsidiary of the Company.

Section 2.14    Intellectual Property.
(a)    Certain Definitions. For purposes of this Agreement:
(i)    “Business” means any and all of the business, operations and activities of the Company and its subsidiaries as previously or currently conducted and as currently proposed to be conducted by the Company and its subsidiaries, including those relating to the manufacture, use, sale, license, distribution, development, testing, marketing, support, maintenance and other exploitation of the Products and those relating to any business plans, development plans, project plans or product road maps of the Company and its subsidiaries;
(ii)    “Company IPR” means any and all IPR (A) that the Company or any of its subsidiaries purport to own or has held itself out as owning; (B) for which any application, certificate, registration or grant has been made or issued in the name of the Company or any subsidiary; (C) for which the Company or any subsidiary has obtained or recorded, or has the right to obtain or record, any assignment, grant or conveyance of any ownership rights to the Company or any subsidiary; (D) that was authored, conceived, developed, created, invented or reduced to practice by any employee in the course or scope of employment by the Company or any subsidiary; (E) that was authored, conceived, developed, created, invented or reduced to practice by any independent contractor of the Company or any subsidiary in the course of performing services for the Company or any subsidiary other than any Company Licensed IPR; or (F) that materially relates to the Business and was authored, conceived, developed, created, invented or reduced to practice by any person involved in the formation of the Company or any subsidiary or other person involved in the development of any IPR, products or plans for the Business, other than Company Licensed IPR;
(iii)    “Company IP Cores” means all of the IP Cores used in connection with the Business;
(iv)    “Company Licensed IPR” means any and all IPR that is licensed to the Company or any subsidiary of the Company pursuant to an Inbound License Agreement;
(v)    “Company Software” means all of the Software used or exploited by the Company or any subsidiary of the Company in connection with the Business, other than Software licensed to the Company or any subsidiary of the Company under the Inbound License Agreements;
(vi)    “Inbound License Agreement” means any agreement granting to the Company or any of its subsidiaries any license, covenant not to sue or other right under or with respect to any IPR or Software that is currently in effect;
(vii)    “Intellectual Property Rights” or “IPR” means any and all rights throughout the world in, arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (A) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights and applications (including intent to use applications) to register any of the foregoing (collectively, “Trademarks”); (B) all classes or types of patents, including utility patents, utility models, design patents, provisional patents, invention certificates, and other government grants for the protection of inventions and all reexaminations, reissues, extensions, renewals, applications and rights to file applications for any of the foregoing (collectively, “Patents”); (C) copyrights, design rights, other rights in works of authorship and registrations and applications for any of the foregoing (collectively, “Copyrights”); (D) trade secrets and all other know-how, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, algorithms, models, methodologies, databases, designs and other information that derive economic value (actual or potential) from not being generally known to the public (but excluding any Copyrights or Patents for any of the foregoing covered under clause (B) or (C) above) (collectively, “Trade Secrets”); (E) mask work and similar rights protecting integrated circuit or chip topographies or designs (collectively, “Mask Works”); (F) all rights in databases and data collections (including knowledge databases and customer information); (G) moral rights, publicity rights and any other proprietary, intellectual, industrial property or information rights of any kind not otherwise covered under clauses (A) through (F) above; and (H) all goodwill associated with any of the foregoing;
(viii)    “IP Core” means a product in electronic format that represents an integrated circuit function that can be instantiated in an integrated circuit design, including the circuits and modules of such integrated circuit design(s) and associated firmware, application programming interfaces, Software drivers, application-specific Software and all register transfer language (RTL), verilog and other source materials to instantiate, modify, support and maintain any of the foregoing. An IP Core may be a soft core, synthesizable using conventional design tools, or a hard core, in a non-synthesizable format suitable only for implementation in a specific manufacturing process;
(ix)    “Open Source License” means any license whose terms require the distribution of source code in connection with the distribution of the Software to which such license applies or that prohibit the licensee from charging a fee or otherwise limit the licensee’s freedom of action with regard to seeking compensation in connection with sublicensing or distributing the Software to which such license applies (whether in source code or executable code form), including the Artistic License, the Mozilla Public License, the GPL or the LGPL or any license that applies to “open source”, “freeware”, “shareware” or other freely available public Software;
(x)    “Open Source Software” means any “open source”, “freeware”, “shareware” or other freely available public Software, including any Software that is licensed under the Artistic License, the Mozilla Public License, the GPL, the LGPL or any other Open Source License;
(xi)    “Outbound License Agreement” means any agreement granting to any Third Party any license, covenant not to sue or other right under or with respect to any Company IPR or under which the Company or any subsidiary of the Company grants, purports to grant or has any obligation to grant any license, covenant not to sue or other right under or with respect to any IPR or Software;

(xii)    “Products” means: (A) any and all IP Cores, Software, product and service offerings of the Company and any of its subsidiaries, including those under development and any other subject matter that embodies or is protected by Company IPR that is licensed or otherwise made available to a customer of the Company or any of its subsidiaries; (B) all documentation associated with any of the foregoing; (C) all versions of any of the foregoing, including prior releases, alpha and beta test versions, new versions or portions thereof currently under development; and (D) all designs, packaging, displays, and training materials associated with any of the foregoing. Clauses (A), (B) and (C) are collectively referred to as “Product Offerings”;
(xiii)    “Software” means (A) computer software and code, including any and all software implementations of algorithms, models and methodologies, assemblers, scripts, macros, applets, compilers, source code and executable code; development tools, design tools and user interfaces, in any form or format, however fixed; (B) databases and compilations, including any and all data (including image and sound data), integrated circuit designs, databases, cells and libraries and collections of data, whether machine readable or otherwise; (C) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing; and (D) all documentation, including user manuals and training materials, relating to any of the foregoing;
(xiv)    “Standard Commercial Software” means generally available standard commercial software applications used generally in the Company’s or any of its subsidiaries’ internal business operations pursuant to “shrink wrap or “click through” licenses on terms that have not been negotiated, in each case, for aggregate fees no greater than $10,000; and
(xv)    “Third Party” means, solely for purposes of this Section 2.14, any person other than the Company and any subsidiary of the Company.
(b)    Scheduled Intellectual Property Rights.
(i)    Company Registered IPR. Section 2.14(b)(i) of the Company Disclosure Schedule sets forth an accurate and complete list of any and all of the following Company IPR or IPR exclusively licensed to the Company or any of its subsidiaries: (A) Patents and Patent applications (including provisional applications); (B) registered Trademarks and applications for registration of Trademarks, including intent-to-use applications and other registrations or applications related to Trademarks; (C) registered Copyrights and applications for registration of Copyrights; (D) registered Mask Works and applications for registration of Mask Works; and (E) other Company IPR that is or was subject to any United States, international or foreign application, registration, certificate, filing, grant or other document issued, filed with or recorded by any Governmental Entity (collectively, (A) through (E), “Company Registered IPR”). For each item of Company Registered IPR, Section 2.14(b)(i) of the Company Disclosure Schedule sets forth (1) the title, application serial number, registration number, filing date, issue date (if issued) and other appropriate identifying information; (2) current status of such Company Registered IPR; and (3) an accurate and complete description of any and all ownership or exclusive license rights of the Company or any of its subsidiaries or any Third Party with respect to such Company Registered IPR, including joint ownership rights and rights of enforcement.

(ii)    Inbound License Agreements. Section 2.14(b)(ii) of the Company Disclosure Schedule sets forth an accurate and complete list of any and all Inbound License Agreements, other than (A) licenses for Standard Commercial Software or (B) licenses where the total amount payable thereunder does not exceed $10,000. For each Inbound License Agreement listed, Section 2.14(b)(ii) of the Company Disclosure Schedule sets forth the title, parties and effective date of such Inbound License Agreement and any amendment thereof.
(iii)    Products. Section 2.14(b)(iii) of the Company Disclosure Schedule sets forth an accurate and complete list of all current Product Offerings of the Company and its subsidiaries. For each Product Offering, Section 2.14(b)(iii) of the Company Disclosure Schedule sets forth a complete and accurate list of (A) any export licenses, export classification numbers, permits, certifications or other approvals of any Governmental Entity, university or industry testing lab or certification authority with respect to such Product Offerings; (B) any Company Licensed IPR used in such Product Offerings; and (C) operating system environments and hardware platforms supported by such Product Offerings.
(iv)    Other Company IPR. Section 2.14(b)(iv) of the Company Disclosure Schedule sets forth an accurate and complete list identifying all invention disclosures that constitute Company IPR and are not the subject of any Company Registered IPR listed pursuant to Section 2.14(b)(i).
(v)    Outbound License Agreements. Section 2.14(b)(v) of the Company Disclosure Schedule sets forth a complete and accurate list of all Outbound License Agreements, excluding non-exclusive licenses granted by the Company or any of its subsidiaries to customers that have purchased or licensed Products for which all of the following are true: (A) the total license and service fees payable to the Company or any of its subsidiaries with respect to such Outbound License Agreement since January 1, 2008 did not exceed $400,000; (B) the total license and service fees payable to the Company or any of its subsidiaries with respect to such Outbound License Agreement since January 1, 2012 did not exceed $75,000; and (C) the total royalty fees payable to the Company or any of its subsidiaries with respect to such Outbound License Agreement since January 1, 2008 did not exceed $400,000. For each Outbound License Agreement listed, Section 2.14(b)(v) of the Company Disclosure Schedule sets forth the title, parties and effective date of such Outbound License Agreement, a complete and accurate copy of which has been made available to Parent. The Third Parties that are counterparties to the Contracts set forth in Section 2.14(b)(v) of the Company Disclosure Schedule contributed (1) license and service revenue that represents at least (x) 85% of the total revenue of the Company and its subsidiaries since January 1, 2012 and (y) 90% of the total revenue of the Company and its subsidiaries for the first quarter of 2013 and (2) royalty revenue that represents at least 90% of the total royalty revenue of the Company and its subsidiaries for the period January 1, 2008 through December 31, 2012. Each Third Party to which the Company or any subsidiary of the Company has distributed, licensed or otherwise made available any Product or Software has executed and delivered to the Company or a subsidiary of the Company a written license agreement or, in the case of any Product or Software made available solely in object code form, is legally bound by a “click-through agreement” setting forth the terms and conditions applicable to such Third Party’s use of such Product or Software.

(c)    Intellectual Property Rights.
(i)    Ownership. The Company (or a subsidiary of the Company) owns exclusively all right, title and interest in and to all of the Company IPR free and clear of any and all Liens, and all such Company IPR is fully transferable, alienable and licensable by the Company (or such subsidiary) and shall be fully transferable, alienable and licensable by the Surviving Corporation on and immediately after the Closing, and by Parent, Holdings or any affiliate of Parent or Holdings on and after any subsequent merger of the Surviving Corporation into Parent, Holdings or any affiliate of Parent or Holdings. Upon the Closing, the Surviving Corporation shall succeed to all of the Company IPR and, except as a result of any agreements or obligations of Parent existing immediately prior to the Closing, all of such rights shall be exercisable by the Surviving Corporation, and by Parent, Holdings or any affiliate of Parent or Holdings on and after any subsequent merger of the Surviving Corporation into Parent, Holdings or any affiliate of Parent or Holdings, to the same extent as by the Company (or a subsidiary of the Company) prior to the Closing. The Company and its subsidiaries have not transferred ownership of, or granted any exclusive license with respect to, any Company IPR or IPR that was, at the time of transfer, owned by the Company or a subsidiary of the Company. No loss or expiration of any material Company IPR is pending or reasonably foreseeable or, to the knowledge of the Company, threatened. Section 2.14(c)(i) of the Company Disclosure Schedule sets forth, for all Company IPR for which ownership rights were acquired by the Company or any subsidiary of the Company from a Third Party (other than any consultant or contractor engaged by the Company or any subsidiary of the Company), (A) a description of such Company IPR, (B) the identity of the Third Party from which such Company IPR was acquired and (C) the name and date of the agreement under which such Company IPR was acquired.
(ii)    Company Licensed IPR. All of the Company’s and its subsidiaries’ rights and licenses under the Inbound License Agreements are valid and the Company’s and its subsidiaries’ rights and licenses are enforceable and are free and clear of any and all Liens. Except as set forth on Section 2.14(c)(ii) of the Company Disclosure Schedule, the Company Licensed IPR shall be exercisable by the Surviving Corporation on and after the Closing, and by Parent, Holdings or any affiliate of Parent or Holdings on and after any subsequent merger of the Surviving Corporation into Parent, Holdings or any affiliate of Parent or Holdings, to the same extent as by the Company and its subsidiaries prior to the Closing. No loss or expiration of any material Intellectual Property Rights or Software licensed to the Company or its subsidiaries under any Inbound License Agreement is pending or reasonably foreseeable or, to the knowledge of the Company, threatened. No licensor or other Third Party under any Inbound License Agreement has any ownership or exclusive license rights in or with respect to any improvements, enhancements, modifications or derivative works made by or for the Company or any of its subsidiaries to the Intellectual Property Rights or Software licensed thereunder.
(iii)    No Challenges to Ownership or Licenses. Neither the Company nor any of its subsidiaries has received any written notice or claim, or, in the past five years, any oral or other notice or claim (A) challenging the Company’s or any subsidiary of the Company’s ownership of the Company IPR (in whole or in part) or Company Software or asserting that any Third Party has any claim of legal or beneficial ownership with respect thereto; or (B) except as set forth on Section 2.14(c)(iii)(B) of the Company Disclosure Schedule, challenging any license, exclusivity or other rights of the Company or any subsidiary of the Company under any Inbound License Agreement, including any rights granted to Company or any subsidiary of the Company thereunder with respect to any Company Licensed IPR or Software. To the knowledge of the Company, there is no reasonable basis for any such challenge or claim that the Company or any subsidiary of the Company does not own the Company IPR or continue to hold and have the right to exercise any such license, exclusivity or other rights granted under any Inbound License Agreement.
(iv)    Company Registered IPR.
(A)    All Company Registered IPR has been: (1) registered or obtained in accordance with all applicable legal requirements, and is currently in full force and effect; or (2) in the case of patent applications and trademark registration applications, filed and is currently pending in accordance with all applicable legal requirements. The Company (or a subsidiary of the Company) is the exclusive owner and record holder of title of each item of Company Registered IPR by virtue of written assignments to the Company (or such subsidiary of the Company) that have been duly executed and properly and timely recorded with the applicable Governmental Entities. The Company (or such subsidiary of the Company) has timely paid all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered IPR.
(B)    To the knowledge of the Company, all Patents, registered Trademarks, registered Copyrights and registered Mask Works included in the Company Registered IPR are valid and enforceable. Neither the Company nor any of its subsidiaries has received any notice or claim challenging or questioning the validity or enforceability or alleging the misuse of any of the Company Registered IPR. Neither the Company nor any of its subsidiaries has taken any action or failed to take any action, which action or failure reasonably could be expected to result in the unintentional abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IPR. Neither the Company nor any subsidiary of the Company has committed any illegal tying, illegal term extension, misuse, other illegal anti-competition activities, laches, estoppel, waiver, inequitable conduct in violation of 35 C.F.R. 1.56 or other similar law, in each case, that, if litigated, may result in the unenforceability or invalidity of any Company Registered IPR. All Trademarks that are Company Registered IPR have been continuously used in the form appearing in, and in connection with, the goods and services listed in their respective registration certificates and applications thereof, respectively.
(C)    Except as set forth on Section 2.14(c)(iv)(C) of the Company Disclosure Schedule, no Company Registered IPR has been or is now involved in any interference, reissue, reexamination, entitlement action, opposition, cancellation, litigation, arbitration or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IPR and, to the knowledge of the Company, there is no Third Party IPR that, if an appropriate proceeding were commenced, would be interfering with or render invalid or unenforceable any Company Registered IPR.
(D)    There are no actions that must be taken within 120 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Registered IPR. Neither the Company nor any of its subsidiaries has claimed any status in the application for or registration of Company Registered IPR, including “small business status,” that would not be applicable to the Company, its subsidiaries or to the Surviving Corporation on or after the Closing Date, or to Parent or Holdings.
(v)    Actions to Protect Intellectual Property Rights. Each of the Company and its subsidiaries has taken reasonable steps to protect its rights in the Company IPR and the Company Licensed IPR and maintain the confidentiality of all information that constitutes or at any time constituted a Trade Secret of the Company or a subsidiary of the Company (other than information that lost its status as a Trade Secret through the issuance by the Company of, or publication of, Patents or applications therefor). Without limiting the foregoing, (A) all current and former employees, consultants and contractors of the Company or any subsidiary of the Company have executed and delivered written proprietary information, confidentiality and assignment agreements substantially in the Company’s standard form (which has previously been made available to Parent) and (B) all IPR created or developed by any such current and former employees, consultants and contractors in the course or scope of their employment or engagement by the Company or any subsidiary of the Company (including any inventions that are the subject of any Patents that are included in the Company Registered IPR) has been assigned to, and is vested exclusively in, the Company or a subsidiary of the Company pursuant to such written agreements.
(vi)    No Infringement or Unauthorized Use by the Company. None of the Products, nor any other activities or operations of the Company or any subsidiary of the Company, have infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, or do infringe upon, misappropriate, violate, dilute or constitute the unauthorized use of, any Intellectual Property Rights of any Third Party. Neither the Company nor any of its subsidiaries has received any written notice or claim, or, in the past five years, any oral or other notice or claim asserting or suggesting that any such infringement, misappropriation, violation, dilution, unauthorized use is or may be occurring or has or may have occurred, including any notice requesting or suggesting that the Company or any of its subsidiaries consider entering into a license of a patent owned by a Third Party, nor, to the knowledge of the Company, is there any reasonable basis therefor.
(vii)    No Infringement or Violations by Third Parties. To the knowledge of the Company, no Third Party is misappropriating, infringing, diluting, using without authorization or violating any Company IPR or any Company Licensed IPR exclusively licensed to the Company or any subsidiary of the Company.
(viii)    IP Cores and Software.
(A)    The Company IP Cores and Company Software were either: (1) developed by employees of the Company or its subsidiaries within the scope of their employment as their original work product who have expressly assigned all their rights to the Company or a subsidiary of the Company pursuant to written agreements; (2) developed by independent contractors who have expressly assigned all their rights to the Company or a subsidiary of the Company pursuant to written agreements; or (3) otherwise acquired by the Company or a subsidiary of the Company from a Third Party pursuant to a written agreement in which all of the ownership rights therein were expressly assigned to the Company or a subsidiary of the Company.
(B)    None of the Company IP Cores or Company Software incorporates any Software, other technology or IPR of any university or academic institution.
(C)    Copies of the Company Software have been provided to and retained by Third Parties solely under non-exclusive license terms, and the Company or one of its subsidiaries has retained title to and ownership of all copies, modifications and derivative works of the Company Software.
(D)    Section 2.14(c)(viii)(D) of the Company Disclosure Schedule sets forth a true and complete list of all source code of any Company Software that has been licensed or otherwise provided to any Third Party, and includes a description of the agreements whereby such source code was licensed to such Third Parties. All source code of any Company Software has been and remains safeguarded and protected as Trade Secrets of the Company or its subsidiaries.
(ix)    No Orders or Decrees. No Product, Company IPR or Company Licensed IPR is subject to any outstanding order, judgment, decree, or stipulation restricting the use thereof by the Company or any of its subsidiaries or, in the case of any Intellectual Property Rights or Products licensed to others, restricting the sale, transfer, assignment or licensing thereof by the Company or any of its subsidiaries to any person or entity.
(x)    Open Source.
(A)    Except as set forth on Section 2.14(c)(x)(A) of the Company Disclosure Schedule, none of the Product Offerings, in whole or in part, incorporates or is distributed with any Open Source Software.
(B)    None of the Product Offerings, in whole or in part, statically links with any Open Source Software.
(C)    Each of the Company and its subsidiaries has complied in all material respects with the terms of the Open Source Licenses applicable to any Open Source Software that the Company or any of its subsidiaries has used in its Business.
(D)    None of the Product Offerings is required to be distributed in source code form, is subject to restrictions on charging a fee in connection with its distribution, or is required to be licensed under any Open Source License as a result of intermingling, integration, linking or use by the Company or its subsidiaries of proprietary code contained in the Product Offerings with any Open Source Software and/or the distribution thereof.
(xi)    Performance of Products. Each of the Product Offerings of the Company or its subsidiaries performs in all material respects, free of significant bugs or programming errors, in compliance with the functions, performance and other requirements described in any warranty, published specifications or end user documentation or other information provided to customers of the Company or any subsidiary of the Company acquiring such Product Offerings.
(xii)    Disabling Code and Contaminants. Except as described on Section 2.14(c)(xii) of the Company Disclosure Schedule, the Company Software is free of any disabling codes or instructions (a “Disabling Code”), and any virus or other intentionally created, undocumented contaminant (a “Contaminant”) that may, or may be used to, access, modify, delete, damage or disable any Systems or that may result in material damage thereto. Each of the Company and its subsidiaries has taken reasonable steps and implemented reasonable procedures to ensure that its internal computer systems used in connection with the Business (consisting of hardware, software, databases or embedded control systems, “Systems”) are free from Disabling Codes and Contaminants. To the knowledge of the Company, the Software licensed by the Company or any of its subsidiaries from Third Parties is free of any Disabling Codes or Contaminants that may, or may be used to, access, modify, delete, damage or disable any of the Systems or that might result in material damage thereto. Each of the Company and its subsidiaries has taken reasonable steps to safeguard their respective Systems and restrict unauthorized access thereto. To the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of any Systems.
(xiii)    Standards Bodies and Obligations. Except as described in Section 2.14(c)(xiii)(A) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has contributed or licensed, or agreed to contribute or license, any Software or IPR to or through any standards body, standard setting organization, industry consortium, patent or licensing pool, Governmental Entity, or other industry group or consortium (each, a “Standards Body”). Except as described in Section 2.14(c)(xiii)(B) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a member of any Standards Body or has participated in the development or approval of any standards or specifications proposed or established by any Standards Body. Neither the Company nor any subsidiary of the Company has agreed to dedicate any Software or IPR to the public, to make generally available any licenses to any Software or IPR, or to make any licenses available on a royalty free basis or on fair, reasonable or non-discriminatory terms in connection with any Standards Body or otherwise.
(xiv)    Funding and Facilities. No funding or facilities of any Governmental Entity, or funding or facilities of a university, college, other educational or academic institution or research center, was used in the development of the Company Software or Company IPR. No current or former employee, consultant or independent contractor of the Company or any subsidiary of the Company, who was involved in, or who contributed to, the creation or development of any Company Software or Company IPR, has performed services for any Governmental Entity, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any subsidiary of the Company.
(xv)    Restrictions on Employees. To the knowledge of the Company, no employee, consultant or independent contractor of the Company or any of its subsidiaries is obligated under any agreement, or subject to any judgment, decree or order of any court or administrative agency, or any other restriction, that would or may interfere with such employee, consultant or contractor carrying out his or her duties for the Company or any subsidiary of the Company or that would conflict with the conduct of the Business. To the knowledge of the Company, the Company and its subsidiaries are not utilizing, nor will it be necessary for the Company or any of its subsidiaries to utilize, any inventions of any employees, consultants or contractors of the Company or any subsidiary (or persons the Company currently intends to hire or engage) made, or any confidential information (including Trade Secrets) of any Third Party to which such employees, consultants or contractors were exposed, prior to their employment or engagement by the Company or any subsidiary of the Company.
(xvi)    Payments to Third Parties. Except as expressly set forth in the Inbound License Agreements, neither the Company nor any subsidiary of the Company is, and the Surviving Corporation, and Parent, Holdings or any affiliate of Parent or Holdings after any subsequent merger of the Surviving Corporation into Parent, Holdings or any affiliate of Parent or Holdings, shall not be, required to make or accrue any royalty or other payment to any Third Party in connection with any of the Product Offerings.
(xvii)    No Violations by the Company. None of the Products, nor any other activities or operations of the Business, constitute unfair competition or trade practices under the laws of any jurisdiction or violate any other applicable law. Neither the Company nor any subsidiary of the Company has received in the past five years any written or oral notice or claim to an officer of the Company asserting that any such unfair competition or trade practices are or may be occurring or have or may have occurred, and, to the knowledge of the Company, there is not any reasonable basis therefor.
(xviii)    Export Compliance. Neither the Company nor any of its subsidiaries has exported or transmitted any Product, Software, IPR or other materials in connection with the Business or otherwise to any country or to any person to which such export or transmission is restricted by any applicable law, without first having obtained all necessary and appropriate United States and foreign government licenses or permits.
(xix)    Springing Rights. Neither Parent, Holdings nor the Surviving Corporation nor any of their subsidiaries or affiliates will be obligated to grant to any Third Party any right to, or any right with respect to, any Intellectual Property Rights or Software owned by, or licensed to, Parent, Holdings or the Surviving Corporation or any of their subsidiaries or affiliates, as a result of this Agreement, the other Transaction Agreements or the consummation of the Transactions.
(xx)    License-Back Rights. Except as set forth on Section 2.14(c)(xx) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has granted to a Third Party ownership rights to modifications of Company IPR without obtaining a license back to, or a covenant by such Third Party not to assert an infringement claim or similar challenge against the Company with respect to, such modifications.

Section 2.15    Material Contracts.
(a)    Section 2.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all written or oral contracts, agreements, options, leases, licenses, sales and purchase orders, warranties, guarantees, covenants, obligations, commitments and other instruments of any kind (each a “Contract”), to which the Company or any subsidiary of the Company is a party or to which the Company or any subsidiary of the Company is otherwise bound, as follows (each a “Material Contract” and, collectively with the Inbound License Agreements, the Outbound License Agreements and any Contract that would be responsive to Section 2.15(c), the “Material Contracts”):
(i)    each Contract of the Company or a subsidiary of the Company pursuant to which the Company or a subsidiary of the Company (A) received (or was entitled to receive) in excess of $75,000 in the 12-month period ended December 31, 2012 or (B) paid (or was purportedly obligated to pay) in excess of $50,000 in the 12-month period ended December 31, 2012;
(ii)    each Contract that requires payment by or to the Company or any of its subsidiaries after December 31, 2012 of more than $50,000;
(iii)    each Contract (and the applicable provision therein) that contains any non-competition restrictions, including restrictions relating to the conduct of the business of the Company or any of its subsidiaries, the sale of the Company’s or any of its subsidiaries’ products or geographic restrictions, in any case that would, after the Effective Time, prohibit or restrict in any way Parent, Holdings or any of their subsidiaries or affiliates (including the Company or any of its subsidiaries) from conducting the business of the Company or any of its subsidiaries as presently conducted or that would require any consent or other action by any person in connection with the Transactions;
(iv)    each Contract that will be subject to default, termination, repricing or other renegotiation, or cancellation because of, the Transactions;
(v)    each Contract relating to the Company’s or any of its subsidiaries’ channel sales partners and distributors;
(vi)    each Contract relating to indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset);
(vii)    each partnership or joint venture agreement directly affecting the Company or any of its subsidiaries;
(viii)    each Contract that requires the Company or any of its subsidiaries to grant “most favored customer” pricing to any other person;
(ix)    each Contract that results in any person holding a power of attorney from the Company or any of its subsidiaries or that relates to the Company or any of its subsidiaries;

(x)    each Contract including any assignment of material Intellectual Property Rights in the last 12 months, other than employee invention assignment agreements;
(xi)    each Contract limiting the Company’s or any of its subsidiaries’ rights to use or enforce Intellectual Property Rights owned by the Company or any of its subsidiaries, including covenants not to sue or co-existence agreements, but excluding any commercially reasonable provisions to the extent exclusively relating to alternative dispute resolution or forum; and
(xii)    each other Contract that is material to the Company and its subsidiaries, taken as a whole, and is not otherwise disclosed in the Company Disclosure Schedule pursuant to any other section or subsection of this Article 2.
(b)    Each Material Contract is a legal, valid and binding obligation of the Company or its subsidiary(ies) party thereto and, to the Company’s knowledge, each other person who is a party thereto, enforceable against the Company or such subsidiary and each such person in accordance with its terms, and neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any other party thereto is in material default thereunder. Each Material Contract will continue to be in full force and effect on identical terms immediately following the Closing Date. Except for those Material Contracts set forth on Section 2.14(b)(i) of the Company Disclosure Schedule, no Material Contract requires the consent of any person to prevent a breach of, a default under, or a termination, change in the terms or conditions or modification of, any Material Contract as a result of the consummation of the Transactions. None of the Company or any of its subsidiaries or, to the knowledge of the Company, any other party is in material breach or violation of, or (with or without notice or lapse of time or both) material default under, any Material Contract, nor has the Company or any of its subsidiaries received any claim, demand, action, cause of action, suit, dispute, proceeding, assessment, arbitration, audit, hearing, investigation or inquiry (a “Claim”) of any such breach, violation or default. To the knowledge of the Company, no event has occurred or circumstance exists which would result in a material breach or violation of, or a material default under, any Material Contract (in each case, with or without notice or lapse of time or both). No written notice of any Claim of default under any Material Contract has been given to the Company or any of its subsidiaries. No party to any Material Contract has delivered to the Company or any of its subsidiaries written notice, and no member of the Company’s senior management team has actual knowledge, that such party intends to terminate or amend the terms thereof or to refuse to renew any such Material Contract upon expiration of its term. The Company and its subsidiaries are not currently paying liquidated damages in lieu of performance under any Material Contract. The Company and its subsidiaries have not assigned, delegated or otherwise transferred to any person any of their rights, title or interest under any Material Contract. Neither the Company nor any of its subsidiaries is party to or is otherwise bound by any oral Material Contracts.
(c)    Except as set forth in Section 2.15(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or is otherwise bound by:
(i)    any fidelity or surety bond or completion bond;

(ii)    any Contract providing for liquidated damages upon failure of the Company or any of its subsidiaries to meet performance or quality milestones;
(iii)    any lease of personal property having a value individually in excess of $50,000;
(iv)    any Contract of indemnification with respect to any of the Product Offerings (other than an agreement substantially on the Company’s unmodified form of standard customer agreement, the forms of which have been made available to Parent);
(v)    any Contract of warrant or guaranty with respect to any of the Product Offerings (other than an agreement substantially on the terms of the Company’s forms of standard customer agreement, the forms of which have been made available to Parent);
(vi)    any Contract obligating any of the Company or its subsidiaries to pay capital expenditures in excess of $50,000 after January 1, 2012;
(vii)    any Contract relating to the disposition or acquisition of assets, property or any interest in any business enterprise outside the Ordinary Course of Business of the Company and its subsidiaries;
(viii)    any mortgage, indenture, loan or credit agreement, security agreement or other Contract or instrument relating to the borrowing of money or extension of credit;
(ix)    any Contract for the purchase of raw materials or related services, including any construction contract, involving in excess of $50,000;
(x)    any distribution, joint marketing or development agreement;
(xi)    any development Contract with respect to any of the Product Offerings, involving in excess of $50,000;
(xii)    any Contract, covenant, obligation or other instrument providing for the payment of any dividends, profit sharing distributions or other distributions by the Company or any of its subsidiaries;
(xiii)    any Contract with any Governmental Entity; or
(xiv)    any other Contract not disclosed in Section 2.15 of the Company Disclosure Schedule that involves $50,000 or more or is not cancelable without penalty upon notice of 30 days or less.
Section 2.16    Title to Properties; Absence of Liens and Encumbrances.
(a)    Neither the Company nor any of its subsidiaries owns any real property, or has ever owned any real property. Section 2.16(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property currently leased or subleased by the Company or any of its subsidiaries including (i) the name of the lessor, (ii) the amount of any security deposit held by the lessor, (iii) the date and a brief description of the lease, (iv) the title of the lease, (v) any sublease or assignment of the lease, (vi) any guaranty given (including a letter of credit) or leasing commissions payable by the Company or any of its subsidiaries in connection therewith (collectively, the “Lease Documents”) and each amendment to any of the foregoing, and (vii) the name of the lessee. True, correct, and complete copies of all Lease Documents have been made available to Parent. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases or subleases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any of its subsidiaries or, to the knowledge of the Company, by the other party to such lease or sublease, or person in the chain of title to such leased premises.
(b)    Each of the Company and its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property. For purposes of this Section 2.16 only, the terms “property” and “assets” do not include Intellectual Property Rights.
(c)    All tangible assets owned or leased by the Company or its subsidiaries have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.
Section 2.17    Insurance. Section 2.17 of the Company Disclosure Schedule sets forth a complete and accurate list of all insurance Contracts entered into by the Company and any of its subsidiaries. Each of the Company and its subsidiaries maintains insurance policies against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses (collectively, the “Insurance Policies”). Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full or, if such amounts are not yet due and payable, reserved by the Company or its applicable subsidiary in accordance with GAAP on the Company’s balance sheet at December 31, 2012. To the knowledge of the Company, there are no threatened cancellations, terminations, or reductions of coverage of, or material premium increases with respect to, any such Insurance Policy. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the execution and delivery of this Agreement or consummation of any of the Transactions. Each of the Company and its subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has cancelled or generally disclaimed liability under any such policy or, to the knowledge of the Company, indicated any intent to do so or not to renew any such policy. Each claim of the Company or any of its subsidiaries under the Insurance Policies for amounts exceeding $50,000 have been filed in a timely fashion.

Section 2.18    Certain Business Practices.
(a)    The Company, its subsidiaries and their respective directors, officers, consultants, agents and employees have at all times fully complied with, and are currently in full compliance with, the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), any similar applicable law of any non-U.S. jurisdiction, or any applicable law that prohibits providing a thing of value to improperly influence government officials (collectively, the “Anti-Corruption Laws”).
(b)    Neither the Company nor any of its subsidiaries or affiliates, nor any of their respective directors, officers, other employees, agents, distributors, consultants, representatives or affiliates, or other persons acting on behalf of the Company or any of its subsidiaries or affiliates (each, a “Company Representative”), has taken any action, either directly or indirectly, that would result in a violation of the Anti-Corruption Laws, including making, offering, authorizing, or promising any payment, contribution, gift, entertainment, bribe, rebate, kickback, or any other thing of value, regardless of form or amount, to any (i) foreign or domestic government official or employee, (ii) employee of a foreign or domestic government-owned or government-controlled entity, (iii) foreign or domestic political party, political official, or candidate for political office, or (iv) any officer or employee of a public international organization, to obtain a competitive advantage, to receive favorable treatment in obtaining or retaining business, or to compensate for favorable treatment already secured.
(c)    Each of the Company and each of its subsidiaries has at all times made and kept, and currently makes and keeps, books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the respective assets of the Company and each such subsidiary.
(d)    Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any Company Representative, is, or has been, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of the Anti-Corruption Laws or has received a whistleblower report of such alleged or possible violations. Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, any Company Representative, has received notice from, or made a voluntary disclosure to, the U.S. Department of Justice or the U.S. Securities and Exchange Commission regarding alleged or possible violations of the Anti-Corruption Laws.
Section 2.19    Warranties. Section 2.19 of the Company Disclosure Schedule sets forth complete and accurate summaries of the written warranties and guaranties by each of the Company and its subsidiaries utilized with respect to their respective products or services. There have not been any material deviations from such warranties and guaranties, and neither the Company nor any of its subsidiaries, nor any of their respective salespeople, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties or guaranties. Neither the Company nor any of its subsidiaries has made any oral warranty or guaranty that modifies or amends such written warranties or guarantees or any oral warranty or guaranty with respect to any of its products or services.

Section 2.20    Suppliers and Customers. Other than as set forth on Section 2.20 of the Company Disclosure Schedule, during the last 12 months, neither the Company nor any of its subsidiaries has received any notice of termination or written threat of termination from any current suppliers, distributors or customers of the Company or any subsidiary of the Company or any information that any such customer, distributor or supplier intends to materially decrease the amount of business that it does with the Company or any subsidiary of the Company.
Section 2.21    Brokers. Other than as set forth in Section 2.21 of the Company Disclosure Schedule, no broker, finder, investment banker or any other person is entitled to any finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its subsidiaries.
Section 2.22    Interested Party Transactions.
(a)    Other than as set forth on Section 2.22(a) of the Company Disclosure Schedule, no Company Representative (each, an “Interested Party”), has, has had at any time during the past five years, or has a right to acquire or receive in the future, directly or indirectly, (i) an economic interest in any person which has furnished or sold, or furnishes or sells, services or products that the Company or a subsidiary of the Company furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any person that purchases from or sells or furnishes to, the Company or a subsidiary of the Company, any goods or services, (iii) a beneficial interest in any Contract included in Section 2.14 or 2.15 of the Company Disclosure Schedule, or (iv) any contractual or other arrangement with the Company or a subsidiary of the Company, other than such arrangements that (A) are (or were) directly related to such person’s employment and (B) were entered into in the Ordinary Course of Business; provided, however, that ownership of no more than 1% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 2.22.
(b)    Without limiting Section 2.22(a) above, other than as set forth on Section 2.22(b) of the Company Disclosure Schedule, there are no outstanding notes payable to, accounts receivable from or advances by the Company or any subsidiary of the Company to, and neither the Company nor any of its subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Interested Party of the Company or a subsidiary of the Company.
Section 2.23    Dissenters’ Rights. The Company has notified Parent of any Dissenting Stockholders and neither the Company nor any subsidiary, affiliate or Company Representative of the Company has negotiated with such Dissenting Stockholders or made any payment with respect to any such Dissenting Shares or settled or offered or agreed to settle any claims relating to Dissenting Shares.
Section 2.24    Company Transaction Expenses. Section 2.24 of the Company Disclosure Schedule sets forth a complete and detailed listing and itemization, as of the date hereof, of (a) all Company Transaction Expenses that have been paid and (b) all estimated Company Transaction Expenses that remain unpaid. None of the legal fees incurred, or paid or to be paid by the Company or any of its subsidiaries or affiliates in connection with this Agreement or the other Transaction Agreements or the Transactions was the result of premium billing or otherwise a success fee. The

Schedule of Company Transaction Expenses will set forth a complete and detailed listing and itemization, as of the Closing, of all actual Company Transaction Expenses.
Section 2.25    Bank Accounts. Section 2.25 of the Company Disclosure Schedule provides the following information with respect to each account maintained by the Company or any of its subsidiaries at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all persons who are authorized to sign checks or other documents with respect to such account.
Section 2.26    Documents. Full and complete copies of all documents referred to on the Company Disclosure Schedule (including all amendments, exhibits, attachments, waivers and other changes to each such document) have been made available to Parent.
Section 2.27    Conflict Minerals. No Conflict Minerals are necessary to the functionality or production of or are used in the production of any product of the Company or any product currently proposed to be manufactured by the Company or any subsidiary of the Company or on its behalf in the future. For the purposes hereof, “Conflict Minerals” means: (a) columbite−tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which originate in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo; and (b) any other mineral or its derivatives, the exploitation and trade of which is determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF
PARENT, HOLDINGS AND ACQUISITION SUB
Parent, Holdings and Acquisition Sub hereby represent and warrant to the Company as follows:
Section 3.1    Organization. Parent is duly organized, validly existing and in good standing under the laws of the State of Delaware. Holdings is duly organized, validly existing and in good standing under the laws of the State of Delaware. Acquisition Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Holdings and Acquisition Sub has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.
Section 3.2    Authority Relative to this Agreement. Each of Parent, Holdings and Acquisition Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party, to perform its obligations under this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Agreements to which Acquisition Sub is a party and the consummation of the Transactions have been duly and validly authorized and adopted by the board of directors of Acquisition Sub and by Holdings as the sole stockholder of Acquisition Sub. This Agreement and the other Transaction Agreements to which Parent, Holdings or Acquisition Sub, as the case may be, is a party have been duly and validly executed and delivered by each of Parent, Holdings and Acquisition Sub, as the case may be, and constitute, assuming the due authorization, execution and delivery hereof and thereof by the Company and any subsidiary of the Company that is a party thereto, valid, legal and binding agreements of each of Parent, Holdings and Acquisition Sub, as the case may be, enforceable against each of Parent, Holdings and Acquisition Sub, as the case may be, in accordance with their terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.
Section 3.3    Consents and Approvals; No Violations. Except for the filing of the Certificate of Merger as required by the DGCL, no filing with or notice to, and no permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent, Holdings or Acquisition Sub of this Agreement or the other Transaction Agreements to which it is a party or the consummation by Parent, Holdings or Acquisition Sub of the Transactions, except where the failure to obtain any such permits, authorizations, consents or approvals or to make such filings or give any such notice would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither the execution, delivery and performance by Parent, Holdings or Acquisition Sub of this Agreement or the other Transaction Agreements to which it is a party nor the consummation by Parent, Holdings or Acquisition Sub of the Transactions will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or similar governing documents) of Parent, Holdings or Acquisition Sub, (b) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent, Holdings or Acquisition Sub or any of Parent’s other subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (c) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent, Holdings or Acquisition Sub or any of Parent’s other subsidiaries or any of their respective properties or assets except, in the case of the foregoing clause (b) or (c), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Parent. For purposes hereof, the term “Material Adverse Effect on Parent” means any circumstance involving, change in or effect on (or any such circumstance, change or effect involving a prospective change in or effect on) Parent or any of its subsidiaries that would reasonably be expected to prevent or materially delay Parent, Holdings and Acquisition Sub from consummating the Transactions.
Section 3.4    Brokers. No broker, finder or investment banker is entitled to any finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Holdings or Acquisition Sub for which the Company or any Stockholder would be liable.

Section 3.5    Financing. Parent will have available to it at the Effective Time, sufficient funds to pay in full all amounts payable to the Cash Consideration Recipients under Article 1.

ARTICLE 4.

COVENANTS
Section 4.1    Conduct of Business of the Company. Except as contemplated by this Agreement or as consented to by Parent, during the period from the date hereof to the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct its operations in the Ordinary Course of Business and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the services of its current directors, officers, employees, consultants and independent contractors and preserve its relationships with customers, suppliers and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither the Company nor any of its subsidiaries shall, without the prior consent (such consent not to be unreasonably withheld or delayed) of Parent:
(a)    amend its Certificate of Incorporation or Bylaws (or, in the case of the Company’s subsidiaries, other similar governing documents);
(b)    authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including any stock options or stock appreciation rights) or convertible or exchangeable securities, except for (i) the issuance and sale of Shares upon the exercise of Company Stock Options or Company Warrants outstanding on the date hereof or (ii) the grant of Company Stock Options in the Ordinary Course of Business to newly hired employees of the Company, each grant on terms and in amounts consistent with past grants to employees having the same (or reasonably similar) position as such newly hired employee, and pursuant to an option agreement in the form of option agreement that has been made available to Parent;
(c)    split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend, profit sharing distribution or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make or undertake to make any payments to Stockholders, Optionholders, holders of Company Warrants or holders of any other Company Security in their capacities as such, or redeem or otherwise acquire any of its outstanding securities (other than the repurchase of Restricted Company Shares and cancellation of Company Stock Options following termination of employment with or provision of services to the Company);

(d)    except for the Merger and the other Transactions, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, or otherwise alter the Company’s corporate structure or the corporate structure of any subsidiary or form any subsidiary;
(e)    (i) incur, assume or forgive any long-term or short-term loan or issue any debt securities, except for borrowings under existing lines of credit in the Ordinary Course of Business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except for the obligations of subsidiaries of the Company incurred in the Ordinary Course of Business; (iii) make any loans, advances or capital contributions to or investments in any other person (other than customary loans or advances to employees in each case in the Ordinary Course of Business); (iv) pledge or otherwise encumber shares of capital stock or other equity interest of the Company or any of its subsidiaries; or (v) mortgage or pledge any of its material assets or properties, tangible or intangible, or create or suffer to exist any material Lien thereupon;
(f)    except as may be required by applicable law or in the case of compensation and grants for newly hired employees in the Ordinary Course of Business (provided that each such grant is on terms and in amounts consistent with past grants to employees having the same (or reasonably similar) position as such newly hired employee), enter into, adopt, amend or terminate any bonus, profit sharing, compensation, severance, termination, indemnification, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or increase in any manner the compensation or fringe benefits of any director, officer, employee or consultant or pay any benefit not required by any plan and arrangement as in effect on the date hereof (including the granting of stock appreciation rights or performance units) or fail to make full and timely payment of all amounts required to be contributed or paid as expenses under the terms of each Employee Plan and applicable law, other than the compensation adjustments detailed in Schedule 2.11(k) of the Company Disclosure Schedule;
(g)    (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization or division thereof; (ii) acquire, sell, lease, license or dispose of any assets or property in any single transaction or series of related transactions, other than in the Ordinary Course of Business; (iii) enter into any exclusive license, distribution, marketing, sales or other agreement; (iv) enter into a “development services” or other similar agreement, other than in the Ordinary Course of Business; (v) enter into any agreement with “most favored customer” pricing; (vi) acquire, sell, lease, license, transfer or otherwise dispose of any Intellectual Property Rights other than non-exclusive licenses or sales of its products in the Ordinary Course of Business; (vii) abandon or cease to prosecute any of the Intellectual Property Rights set forth on Section 2.14(b)(i) of the Company Disclosure Schedule or any other Intellectual Property Rights that are material to the conduct of the Business; (viii) enter into any Contract that would be material to the Company and its subsidiaries, taken as a whole (other than agreements for the license or sale of its products and services in the Ordinary Course of Business); (ix) amend, modify or waive any right under any Material Contract of the Company or any of its subsidiaries, or amend or modify, or assume any new, material obligation, in each case, other than in the Ordinary Course of Business; (x) modify its standard warranty terms for its products or services in any material manner or amend or modify any product or service warranties in effect as of the date hereof in any material manner that is adverse to the Company or any of its subsidiaries; or (xi) authorize any new capital expenditure or expenditures that exceed $100,000 individually or in the aggregate;
(h)    except as may be required as a result of a change in applicable law or in GAAP, change any of the accounting principles, practices or methods used by it;
(i)    revalue in any material respect any of its assets or properties, including writing down the value of inventory or writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(j)    (A) commence any litigation or binding dispute resolution process or (B) settle or compromise any pending or threatened Claim, other than settlements or compromises of Claims that (1) involve only money damages and (2) would not, individually or in the aggregate, result in any charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any of its subsidiaries exceeding $25,000;
(k)    commence any material software or hardware development project or terminate any material software or hardware development project that is currently ongoing, in either case except (i) pursuant to the terms of existing contracts with customers or (ii) with respect to customers that are not customers as of the date hereof, in the Ordinary Course of Business and pursuant to terms substantially consistent with the terms of existing contracts;
(l)    other than with respect to non-employee directors of the Company as of the date hereof (solely in their capacity as directors), accelerate, or permit or otherwise enable the acceleration of, the vesting of any Company Warrant, Company Stock Option or Restricted Company Share in connection with, or as a result of the consummation of, this Agreement, the Merger, any of the Transactions, or otherwise;
(m)    allow any Insurance Policy to be amended or terminated, or to expire, without replacing such policy with a policy providing at least equal coverage, insuring comparable risks and issued by an insurance company financially comparable to the prior insurance company;
(n)    fail to file any Tax Returns by the Due Date thereof, fail to cause such Tax Returns when filed to be true, correct and complete in all respects, prepare or file any Tax Return of the Company or any of its subsidiaries in a manner inconsistent with past practices in preparing or filing similar Tax Returns in prior periods or, on any such Tax Return, take any position or adopt any method that is inconsistent with positions taken or methods used in preparing or filing similar Tax Returns in prior periods;
(o)    fail to pay any Taxes or other material debts when due;

(p)    make, modify or rescind any election relating to Taxes of the Company or any of its subsidiaries (other than elections made in the Ordinary Course of Business), adopt or change any accounting method in respect of Taxes, commence any Tax Claim, settle or compromise any Tax liability of the Company or any of its subsidiaries or any Tax Claim, enter into any closing or other agreement with any Governmental Entity with respect to Taxes, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or otherwise enter into a Contract with respect to Taxes;
(q)    file or cause to be filed any amended Tax Return with respect to the Company or any of its subsidiaries, file or cause to be filed any claim for refund of Taxes paid by or on behalf of the Company or any of its subsidiaries, agree to an extension or waiver of a statute of limitations with respect to any claim, assessment or determination of Taxes or grant any power of attorney with respect to Taxes;
(r)    enter into any distribution, sponsorship, advertising or other similar Contract that may not be cancelled without penalty by the Company or any of its subsidiaries upon notice of 30 days or less or which provides for payments by or to the Company or any of its subsidiaries in an amount in excess of $100,000 over the term of the agreement;
(s)    (i) accelerate the collection of any accounts receivable; (ii) delay the payment of any account payable; or (iii) take any other action outside the Ordinary Course of Business or inconsistent with past practices with the intent of avoiding a reduction in the Total Merger Consideration pursuant to Section 1.12 (it being understood that any estimated Tax payments shall be made without taking into account the effect of the transactions described in this Agreement); or
(t)    take or agree in writing or otherwise to take any of the actions described in Sections 4.1(a) through 4.1(s), nor take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect.
Section 4.2    Information Statement. As soon as practicable (and in any event within 10 days) after the execution of this Agreement, the Company shall distribute to the Stockholders, in forms approved in advance by Parent, which approval shall not be unreasonably withheld or delayed, an information statement and other appropriate documents (such information statement and other documents, including any amendments or supplements thereto, in each case in the form or forms mailed or delivered to Stockholders, collectively, the “Information Statement”) in connection with the obtaining of: (a) written consents of the Stockholders in favor of the adoption and approval of this Agreement, the other Transaction Agreements and the Transactions; (b) waivers by the Stockholders of their dissenter’s rights in connection with the Merger; and (c) written consents of the Stockholders to approve or disapprove, under Section 280G(b)(5)(A)(ii) of the Code, any compensation, benefit or amounts that may be deemed to result in an “excess parachute payment” (within the meaning of Section 280G(c) of the Code) to each person who is a “disqualified individual” with respect to the Company, within the meaning of Section 280G(c) of the Code, such that such compensation, benefit or amounts will not be payable or otherwise inure to the benefit of such person in a manner that will result in such amount being treated as such an “excess parachute payment.” The Company shall use its best efforts to cause the Information Statement to comply in all material respects with applicable federal and state securities laws and other applicable legal requirements. Each of Parent and the Company agrees to, and the Company shall cause its subsidiaries to, provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. Without limiting the generality of the foregoing, the Company agrees to, and the Company shall cause its subsidiaries to, provide promptly to Parent, and to include in the Information Statement, information concerning, and a reasonably detailed summary of, among other things, the terms of the Transactions, and the legal representation of the Company. The Company will promptly advise Parent and Parent will promptly advise the Company in writing if at any time prior to the Effective Time either the Company or Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or comply with applicable law. The Information Statement shall: (i) contain the unanimous recommendation of the Company Board that the Stockholders adopt and approve this Agreement, the other Transaction Agreements and the Transactions and the conclusion of the Company Board that the terms and conditions of the Merger are fair, advisable and reasonable to, and in the best interests of, the Stockholders; (ii) notify the Stockholders of the receipt by the Company of the votes or written consents of holders of Shares sufficient to adopt and approve the matters specified in clause (i) above; and (iii) notify the Stockholders of their appraisal rights under Section 262 of the DGCL and Chapter 13 of the CGCL. Notwithstanding anything to the contrary contained herein, the Company shall not include in the Information Statement any information with respect to Parent or its subsidiaries, affiliates or associates, the form and content of which information shall not have been approved in writing by Parent prior to such inclusion. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Information Statement, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in preparing and mailing to Stockholders such amendment or supplement.
Section 4.3    Other Potential Acquirors.
(a)    The Company, its affiliates and their respective officers and other employees, directors, holders of more than 5% of the outstanding Company Common Stock or any series of Company Preferred Stock (each, a “5% Stockholder”), representatives and agents shall immediately cease any and all discussions or negotiations with any persons with respect to any Third Party Acquisition. Neither the Company nor any of its affiliates shall, nor shall the Company or any of its affiliates authorize or permit any of its officers, directors, employees, 5% Stockholders, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent, Holdings and Acquisition Sub or any designees of Parent, Holdings and Acquisition Sub) concerning any Third Party Acquisition. The Company shall promptly, but in any event within 24 hours, notify Parent in writing in the event the Company, any of its affiliates, or any of their respective directors, officers, employees, 5% Stockholders, agents and representatives receives any written or oral proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the person or group submitting such proposal, and shall advise Parent from time to time of the status and any material developments concerning the same. The Company and its subsidiaries shall not, and shall cause their officers, directors, employees and 5% Stockholders not to release any person from, or waive any provision of, any confidentiality or standstill agreement to which the Company or any of its subsidiaries is a party. The Company Board shall not withdraw its recommendation of the Transactions or approve or recommend, or cause the Company or any of its subsidiaries to enter into any agreement with respect to, any Third Party Acquisition.
(b)    For purposes of this Agreement, “Third Party Acquisition” means any of the following: (i) the acquisition of the Company by merger or otherwise by any person (which includes a “person” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) other than Parent, Holdings, Acquisition Sub or any affiliate thereof (a “Third Party”); (ii) the acquisition by a Third Party of any assets of the Company and its subsidiaries, other than the sale of its products in the Ordinary Course of Business pursuant to the terms hereof; (iii) the acquisition by a Third Party of any equity interest in the Company or its subsidiaries other than (A) by an Optionholder pursuant to the exercise of any outstanding Company Stock Option, (B) by the holder of a Company Warrant pursuant to the exercise of any Company Warrant, or (C) by a Stockholder pursuant to the conversion of any Company Preferred Stock; (iv) the adoption by the Company of a plan of total or partial liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than 10% of the outstanding Shares; and (vi) the acquisition by the Company or any of its subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal to or greater than 10% of the annual revenues, net income or assets of the Company.
Section 4.4    Approval of Stockholders. The Company shall take all actions necessary in accordance with the DGCL, CGCL and its Certificate of Incorporation and Bylaws to duly solicit the written consent from the Stockholders as promptly as practicable after the date hereof to adopt and approve this Agreement, the other Transaction Agreements and the Transactions. The Company will, through the Company Board, unanimously recommend to the Stockholders approval of such matters.
Section 4.5    Access to Information.
(a)    Between the date hereof and the Effective Time, the Company will permit Parent and its authorized representatives access to all employees, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries as Parent may reasonably request with due notice, and will cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business, properties and prospects of the Company and its subsidiaries as Parent may reasonably from time to time request.
(b)    Between the date hereof and the Effective Time, the Company shall furnish to Parent (i) within 10 days of the date hereof, an unaudited balance sheet as of the end of each of the months ended January 31, 2013 and February 28, 2013, respectively, and the related statements of income, stockholders’ equity (deficit) and cash flows, (ii) within two Business Days following preparation thereof (and in any event within 10 Business Days after the end of each calendar month, commencing with March 31, 2013), an unaudited balance sheet as of the end of such month and the related statements of income, stockholders’ equity (deficit) and cash flows, and (iii) within two Business Days following preparation thereof (and in any event within 10 Business Days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of income, stockholders’ equity (deficit) and cash flows for the quarter then ended, all of such financial statements to be prepared in accordance with GAAP in conformity with the practices consistently applied by the Company with respect to such financial statements. All of the foregoing shall be in accordance with GAAP, and shall fairly present the financial position of the Company (taking into account the differences between the monthly and quarterly financial statements prepared by the Company in conformity with its past practices) as of the last day of the period then ended.
(c)    Each of the parties hereto will hold, and will cause its agents, representatives, consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the Transactions pursuant to the terms of, as applicable (i) that certain Letter Agreement, dated April 27, 2012, between the Company and Parent (the “Confidentiality Agreement”) and (ii) that certain Nondisclosure Agreement, dated as of March 5, 2013 (the “Stockholder Agent Confidentiality Agreement”), by and between the Stockholder Agent and the Company.
Section 4.6    Certain Filings; Reasonable Best Efforts.
(a)    Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable best efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including all reasonable best efforts to do the following: (i) obtain consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the Transactions, including under the HSR Act; (ii) contest any legal proceeding relating to the Merger; and (iii) execute any additional instruments necessary to consummate the Transactions. The Company further agrees to (x) use all reasonable best efforts to obtain consents of all third parties and Governmental Entities necessary, proper or advisable for the consummation of the Transactions under the Contracts set forth on Schedule 4.6(a)(x), and (y) take the other actions required with respect to the Contracts set forth on Schedule 4.6(a)(y). Subject to the terms and conditions of this Agreement, the Company, Parent, Holdings and Acquisition Sub agree to use all reasonable best efforts to cause the Effective Time to occur as soon as practicable after the Requisite Approval is obtained.
(b)    Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any other foreign, federal or state antitrust, competition, or fair trade law. In this regard, but without limitation, each party hereto shall promptly inform the other of any material communication between such party and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity regarding the Transactions.

(c)    Notwithstanding anything to the contrary contained in Section 4.6(a) or elsewhere in this Agreement, none of Parent, Holdings or Acquisition Sub shall have any obligation under this Agreement to divest or agree to divest (or cause any of its subsidiaries or the Surviving Corporation to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its subsidiaries or the Surviving Corporation to take or agree to take) any other action or agree (or cause any of its subsidiaries or the Surviving Corporation) to agree to any limitation or restriction on any of its respective businesses, product lines or assets.
Section 4.7    Company Employees.
(a)    The Company agrees to encourage its and its subsidiaries’ employees (and prospective employees) to accept the offers of employment extended by Parent or any of its subsidiaries, and to encourage its and its subsidiaries’ employees (and prospective employees) to execute and deliver to Parent or such subsidiary of Parent its forms of nondisclosure agreement and proprietary information and invention assignment agreement. With respect to each employee (and prospective employee) of the Company or any of its subsidiaries who has been promised or offered, whether contingently or otherwise, a Company Stock Option or other equity interest in the Company (each, a “New Hire”), the Company shall deliver to each such New Hire a notice, in form and substance approved in advance by Parent, setting forth an explanation of the effect of the Transactions upon the option or other purchase right that has been promised or offered to such New Hire.
(b)    The Company shall (or shall cause its applicable subsidiary to) terminate, prior to the Closing, the employment of each employee of the Company or its subsidiaries who, as of the Closing Date (i) has not executed an outstanding offer letter from Parent or its affiliate or has otherwise revoked acceptance of such offer letter, (ii) has not received an offer letter from Parent or its affiliate, or (iii) has received and executed an offer letter from Parent or its affiliate, but such offer letter has been rescinded by Parent, including due to a failure of such employee to satisfy any condition set forth in such offer letter (each of (i), (ii) or (iii), a “Terminated Employee”).
Section 4.8    Public Announcements. The Company (prior to the Closing) and the Stockholder Agent shall not, and the Company (prior to the Closing) shall cause each of its subsidiaries and affiliates and the Company Representatives not to, issue any press release or otherwise make any public statements with respect to the Transactions, including the Merger, without the prior written consent of Parent, except as may be required by applicable law, in which case, the disclosing party shall provide Parent with reasonable advance notice prior to making any such disclosure, and shall consult with Parent regarding the form and content of such required disclosure. Notwithstanding anything in this Agreement or the Stockholder Agent Confidentiality Agreement to the contrary, following the Closing, the Stockholder Agent shall be permitted to disclose information as required by law or to employees, advisors or consultants of the Stockholder Agent and to the Escrow Holders, in each case who have a need to know such information, provided that such persons are bound by obligations of confidentiality to the Stockholder Agent of at least as high a standard as those imposed on the Stockholder Representative by this Agreement and the Stockholder Agent Confidentiality Agreement.
Section 4.9    Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any respect at or prior to the Effective Time and (b) any failure of the Company, Parent, Holdings or Acquisition Sub, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.9 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.
Section 4.10    Additions to and Modification of the Company Disclosure Schedule. Concurrently with the execution and delivery of this Agreement, the Company has delivered the Company Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. The Company acknowledges and agrees that the Company Disclosure Schedule is the only operative document that modifies the representations and warranties identified therein regardless of any due diligence review undertaken by Parent. In addition, the Company shall deliver to Parent at least two Business Days prior to the Closing Date such additions to or modifications of any Sections, subsections, paragraphs or clauses of the Company Disclosure Schedule necessary to make the information set forth therein true, complete and accurate in all material respects as of immediately prior to the Effective Time (the “Updated Disclosure Schedule”); provided, however, that the information in such Updated Disclosure Schedule shall not be deemed to constitute an exception to any of its representations and warranties under Article 2, nor limit the rights and remedies of Parent, Holdings and Acquisition Sub under this Agreement for any breach by the Company of such representation and warranties.
Section 4.11    Benefit Arrangements. To the extent permitted by applicable law and the terms of Parent’s benefit plans, the employees of the Company or any subsidiary of the Company employed by Parent or any of its subsidiaries after the Effective Time who are not on leave as of the Effective Time shall be entitled to non-equity employee benefits that are substantially similar, in the aggregate, to employee benefits that are available or subsequently become available to Parent’s similarly situated U.S.-based employees. For purposes of eligibility, applicability of minimum waiting periods for participation, vesting and seniority under Parent’s non-equity employee benefit plans, to the extent permitted by applicable law and the terms of such non-equity employee benefit plans, service with the Company prior to the Closing will be credited under such non-equity employee benefit plans, except where doing so would cause a duplication of benefits.
Section 4.12    Termination of 401(k) Plan. The Company agrees to adopt resolutions to terminate its 401(k) plan immediately prior to the Closing, upon the request of Parent, in its sole and absolute discretion, and Parent’s providing the Company with written notice of such election at least five days before the Effective Time. In the event of such request, Parent shall receive from the Company evidence that the Company Board has adopted resolutions to terminate the 401(k) plan (the form and substance of which resolutions shall be subject to review and approval of Parent), effective as of the day immediately preceding the Closing Date. In the event of such request, the Company shall also adopt resolutions to amend its 401(k) plan immediately prior to the Closing to eliminate all forms of distribution upon termination of such plan other than lump sum distribution. In the event that the Company is required to terminate its 401(k) plan pursuant to this provision, at the Effective Time, each employee of the Company or its subsidiaries who will be continuing employment with Parent or its subsidiaries will be eligible to participate in the cash or deferred arrangement maintained by Parent that is intended to be qualified under Section 401(k) of the Code. Parent shall take all steps reasonably necessary to permit each such continuing employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Company’s 401(k) plan to roll over such eligible distribution (including any outstanding participant loan) into an account under Parent’s 401(k) plan.
Section 4.13    Termination of Company Investors’ Rights and Co-Sale Agreements. The Company shall take all steps as may be necessary to ensure the termination immediately prior to the Closing of any voting agreement or stockholders agreement among the Stockholders and/or holder of any other Company Securities, and all Company investor rights granted by the Company to its Stockholders and/or holder of any other Company Securities and in effect prior to the Closing, including rights of co-sale, voting, registration, first refusal, board observation or information or operational covenants.
Section 4.14    Invention Assignment Agreement. The Company shall, and shall cause each of its subsidiaries to, obtain prior to Closing the following agreements (the “Invention Assignment Agreements”): (a) an invention assignment and disclosure agreement, either (x) in a form acceptable to Parent or (y) substantially in the Company’s standard form (which has previously been made available to Parent), with (i) each director, employee, independent contractor or consultant of the Company or any of its subsidiaries as of the date hereof or after, and (ii) with each former director, employee, independent contractor or consultant of the Company or any of its subsidiaries that is named as an inventor in any Company Patent or Patent application (including a provisional application) of, or exclusively licensed to, the Company or any of its subsidiaries, and (b) for each Patent application (including a provisional application) an assignment agreement, in a form acceptable to Parent, signed by each individual named as an inventor on such application for a Patent.
Section 4.15    280G Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company shall take all steps as may be necessary to ensure that (a) the receipt of any compensation, benefit or amounts that may be deemed to result in an “excess parachute payment” (within the meaning of Section 280G(c) of the Code) to each person who is a “disqualified individual” with respect to the Company, within the meaning of Section 280G(c) of the Code, shall be subject to stockholder approval in accordance with Section 280G(b)(5)(A)(ii) of the Code (“280G Approval”) and that (b) such compensation, benefit or amount shall not be payable or otherwise inure to the benefit of such person in a manner that will result in such amount being treated as such an “excess parachute payment.”
Section 4.16    Waiver of Company Stock Option and Restricted Company Share Acceleration; Notices.
(a)    The Company shall, and shall cause each of its subsidiaries to, take all steps as may be necessary to ensure that, prior to the Closing, (i) each Key Employee agrees to the following (the “Key Employee Conditions”): (A) subject to re-vesting his or her Company Stock Options and/or Shares, (B) waive any acceleration of vesting of any Company Stock Options and/or Shares in connection with or as a result of the execution and delivery of this Agreement or the other Transaction Agreements or the consummation of the Transactions, and (C) permit Parent to hold back a portion of the Base Merger Consideration that such Key Employee would otherwise become entitled at the Effective Time to receive, each in the manner set forth in such Key Employee’s Employment Letters and other respective agreements with Parent, and (ii) each employee of the Company or any subsidiary of the Company (other than the Key Employees) who receives an employment offer from Parent and who has rights to acceleration of vesting of any Company Stock Options and/or Shares in connection with or as a result of the execution and delivery of this Agreement or the other Transaction Agreements or the consummation of the Transactions (the “Other Accelerating Employees”), shall agree to waive any such rights to acceleration. In addition, the Company shall, and shall use its best efforts to cause each holder of Restricted Company Shares and/or Company Stock Options to, to the extent necessary, amend the Company Plans and any award agreements or other Contracts governing such Restricted Company Shares and/or Company Stock Options to permit treatment of them in the manner contemplated by Section 1.11.
(b)    Prior to the Effective Time, the Company shall deliver to the holders of Company Stock Options and Restricted Company Shares notices setting forth a summary of such holders’ rights pursuant to any agreement(s) governing such Company Stock Options or other agreement(s) covering the Restricted Company Shares, and confirming that (i) to the extent such Company Stock Options and Restricted Company Shares will be assumed by Parent pursuant to the terms of this Agreement, the agreements evidencing the grants of such Company Stock Options or Restricted Company Shares, as the case may be, shall continue in effect on the same terms and conditions (subject to the adjustments provided in Section 1.11 after giving effect to the Merger) and (ii) to the extent such Company Stock Options and Restricted Company Shares will not be assumed by Parent pursuant to the terms of this Agreement, such Company Stock Options and Restricted Company Shares shall terminate at the Effective Time.
Section 4.17    Warrants. The Company shall take all steps as may be necessary to ensure that prior to the Closing, all outstanding Company Warrants have been exercised or terminated and the Company shall, and shall use its best efforts to cause each holder of Company Warrants to, to the extent necessary or advisable, amend or obtain a waiver to any award agreements or other Contracts governing such Company Warrants to permit treatment of them in the manner contemplated by Section 1.11.
Section 4.18    Certain Tax Matters.
(a)    Tax Returns. Parent shall prepare or cause to be prepared (in a manner consistent with the Company’s past practice except as otherwise required by applicable Tax Law) all federal and California state income Tax Returns for any Pre-Closing Tax Period identified in Section 2.13(b)(iv)(B) of the Company Disclosure Schedule. Parent shall provide the Stockholder Agent with a draft of any such proposed Tax Return in a form ready for filing no less than 30 days prior to the due date of such Tax Return, including any extensions of time to file in effect. Parent shall consider in good faith any comments to any such Tax Return that the Stockholder Agent submits to Parent in writing no later than 15 days following Stockholder Agent’s receipt of such Tax Return.

(b)    Cooperation and Assistance. Parent and the Stockholder Agent shall provide each other with such cooperation and assistance as may be reasonably requested in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Entity, or any judicial or administrative proceedings relating to liability for which the Company or any of its subsidiaries are liable, and until the seventh anniversary of the Closing Date, each will retain and provide the others with any records or information which may be necessary for such Tax Return, audit, examination, proceedings or determination. Parent and the Stockholder Agent further agree, upon reasonable request and at the sole cost of the requesting person, to (i) use their reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other person with respect to Taxes and (ii) take any other actions reasonably requested, in each case, as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to Taxes arising out of this Agreement). Notwithstanding anything to the contrary herein, neither Parent nor any of its affiliates shall be required to provide any Tax information that it regards as privileged or confidential, except for Tax information required to be provided by Parent and Holdings pursuant to Section 7.5(d) and any other Tax information relating solely to the Company and material to the Stockholder Agent’s review of the Tax Returns provided to it pursuant to Section 4.18(a); provided, however, that in no event shall Parent or any of its affiliates be required to provide any Tax Return of Parent or any of its affiliates (including the Company, except for Tax Returns that are provided to Stockholder Agent pursuant to Section 4.18(a)).
(c)    Parent’s Use. Nothing in this Agreement shall be construed to require Parent, Holdings or the Surviving Corporation to make any payment to the Stockholders, Optionholders, holders of Company Warrants or any other Company Securities or any other person for the use by Parent, Holdings or the Surviving Corporation of any Tax credit, Tax deduction, net operating loss or other Tax attribute of the Company or its subsidiaries.
(d)    Transfer Taxes. In no event shall Parent, Holdings or the Surviving Corporation bear any Tax, including, but not limited to, share transfer Taxes and similar Taxes, imposed in connection with the receipt by any Stockholder, Optionholder, holder of Company Warrants or holder of any other Company Securities of any payments payable pursuant to this Agreement to which such Stockholder, Optionholder, holder of Company Warrants or other holder may be entitled.
Section 4.19    Reporting Requirements Cooperation. If requested by Parent, the Company shall, and shall cause each of its subsidiaries to, assist in supporting and completing required audits and the preparation of any other necessary financial information, including pro forma financial information, and secure required consents from the Company’s independent auditor to satisfy Parent’s SEC reporting requirements.
Section 4.20    Employee Indebtedness. The Company shall, and shall cause its subsidiaries to, cause all outstanding notes payable by, accounts receivable from, advances by the Company or any subsidiary of the Company to, or indebtedness owed to the Company or any subsidiary of the Company by, any current or former director, officer or employee (or any family member of a current or former director, officer or employee or any affiliate of a current or former director, officer, employee or family member) of the Company or any subsidiary of the Company (other than intercompany indebtedness) (“Employee Indebtedness”) to be paid or repaid, including any and all principal and accrued interest thereon, to the Company or its applicable subsidiary, as the case may be, prior to the Closing.
Section 4.21    Datasite DVD-ROMs. Promptly following the date of this Agreement, the Company shall deliver to Parent one or more DVD-ROMs or other digital media evidencing the documents and other files that were available for review by Parent and its representatives as of the date of this Agreement (the “Snapshot Date”) in the Datasite, which shall indicate for each document the date that such document was uploaded to the Datasite. If any documents are added to the Datasite following the Snapshot Date, then, at least two days prior to the Closing Date, the Company shall deliver to Parent one or more DVD-ROMs or other digital media evidencing such documents and other files that were available for review by Parent and its representatives as of such date, which shall indicate for each document the date that such document was uploaded to the Datasite.
Section 4.22    Consideration Spreadsheets; Company Transaction Expenses.
(a)    The Company has prepared and delivered a spreadsheet (the “Preliminary Consideration Spreadsheet”) dated as of the date hereof and giving effect to an estimated Closing Date as set forth therein (but subject to the assumptions specifically set forth therein), setting forth the information described in Section 4.22(c).
(b)    The Company shall prepare and deliver to Parent, no later than two Business Days before the Closing Date, a spreadsheet (the “Closing Consideration Spreadsheet”) in substantially the form of the Preliminary Consideration Spreadsheet and reasonably acceptable to Parent and the Escrow Agent, which spreadsheet shall be certified by the CEO and the Chief Financial Officer of the Company and dated as of the Closing Date, setting forth the information described in Section 4.22(c).
(c)    Each of the Preliminary Consideration Spreadsheet and the Closing Consideration Spreadsheet shall set forth all of the following information (in addition to the other required data and information specified therein), as of (x) with respect to the Preliminary Consideration Spreadsheet, the estimated Closing Date set forth therein (assuming the conversion of certain shares of Company Preferred Stock and the exercise of certain Company Warrants prior to such estimated Closing Date, as set forth in the Preliminary Consideration Spreadsheet), and (y) with respect to the Closing Consideration Spreadsheet, the Closing Date and immediately prior to the Effective Time:
(i)    the names of all the Stockholders, holders of Company Warrants and Optionholders and their respective addresses and, where available, taxpayer identification numbers;
(ii)    the number and class or series of Shares held by, or subject to the Company Stock Options held by, such persons and, with respect to Shares, the respective certificate numbers, and, in the case of outstanding Company Stock Options, the respective instrument numbers and plan or agreement pursuant to which such options were granted;

(iii)    whether any of the shares of Company Preferred Stock have elected to convert into shares of Company Common Stock prior to the Effective Time and if so, the number of shares of Company Common Stock into which they convert;
(iv)    whether the Company Warrants will be cancelled or exercised for Shares prior to the Effective Time and if so, the manner of exercise (cash or net) and the number and type of Shares issuable upon such exercise;
(v)    the grant date and exercise price per share in effect for each Company Stock Option;
(vi)    the vesting provisions, schedule and status with respect to each outstanding Company Stock Option;
(vii)    the terms of the Company’s rights to repurchase such Restricted Shares (including the repurchase price payable per share under each Restricted Company Share);
(viii)    the Tax status of each Company Stock Option under Section 422 of the Code;
(ix)    whether each Company Stock Option is a Vested Company Option, an Unvested Employee Company Option or an Unvested Non-Employee Company Option;
(x)     whether the Unvested Non-Employee Company Options will be cancelled or exercised for Shares prior to the Effective Time and, if so, the manner of exercise (cash or net) and the number of shares of Company Common Stock issuable upon such exercise;
(xi)    the number of Dissenting Shares;
(xii)    the calculation of the aggregate amount of the Base Merger Consideration, Base Cash Amount and the Closing Date Merger Consideration;
(xiii)    the calculation of the Base Common Amount, Base Common Per Share Amount and Exchange Ratio;
(xiv)    the amount of cash payable to each Stockholder in exchange for each Share held by such person and, if such Share is a Restricted Share, the amount of cash that will be Restricted Cash;
(xv)    the amount of cash payable to each holder of a Vested Company Option in exchange for the Vested Company Options held by such person;
(xvi)    the number of shares of Parent Common Stock to be subject to, and exercise price of, each Unvested Employee Company Option held by each holder of Unvested Employee Company Options and whether such Unvested Employee Company Option is an incentive stock option or non-qualified stock option under the Code;

(xvii)    the Escrow Amount, each Escrow Holder’s Recovery Percentage and the interest in dollar terms of each Escrow Holder in the Escrow Fund; and
(xviii)    the Reserve Amount and the interest in dollar terms of each Escrow Holder in the Reserve Fund.
(d)    The Company shall prepare and deliver to Parent, no later than two Business Days before the Closing Date, an updated schedule of all Company Transaction Expenses (the “Estimated Company Transaction Expenses”), including a copy of any invoices for such expenses requested by Parent and an indication of whether and to what extent each item of expense has been or will be paid prior to the Closing Date, which will be certified by the CEO and the Chief Financial Officer of the Company (the “Schedule of Company Transaction Expenses”). With respect to any Company Transaction Expenses that will not have been paid in full prior to the Closing Date, at least two Business Days prior to the Closing Date, the Company shall submit to Parent (i) reasonably satisfactory documentation setting forth an itemized list of all, and amounts of all, such Company Transaction Expenses, including (A) the identity of each payee, (B) dollar amounts owed, (C) wire transfer instructions and (D) any other information necessary to effect the final payment in full thereof, (ii) copies of final invoices from each such payee acknowledging the invoiced amounts as full and final payment for all services rendered to the Company or its subsidiaries (and as of the Effective Time, the Surviving Corporation) (clauses (i) and (ii), the “Transaction Expenses Payoff Instructions”), and (iii) an accurately completed W-9 or W-8BEN, as applicable, for each such payee. Upon the Closing, Parent shall pay, or shall cause to be paid, the Company Transaction Expenses that will not have been paid in full prior to the Closing Date, as indicated on the Transaction Expenses Payoff Instructions.
(e)    The Company shall prepare (or cause the Company’s payroll service provider to prepare) and deliver to Parent, no later than two Business Days before the Closing Date, an estimate of the amount of cash required to be deducted and withheld for Taxes from each Stockholder and each holder of Vested Options.
Section 4.23    Maintenance of Company’s Indemnification Obligations.
(a)    Subject to the Company purchasing a tail policy with respect to the termination of its present directors and officers liability insurance policy (the “D&O Tail Policy”) prior to the Closing, for the six-year period following the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor the obligations of the Company to its directors and officers pursuant to any indemnification provisions under the Company’s Certificate of Incorporation or Bylaws as in effect immediately prior to the Effective Time; provided that in no event shall Parent or the Surviving Corporation be obligated to indemnify such director or officer for any amounts payable by such person (i) pursuant to Article 7 hereof or (ii) as a result of any of the matters described in Section 7.2(a); provided, further, that any and all such obligations of Parent and the Surviving Corporation (A) shall expire after the six-year period following the Effective Time, except for the claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time and prior to the sixth anniversary of the Effective Time, and have not yet been resolved, subject to the terms of the D&O Tail Policy, and (B) shall be limited to the coverage amount provided pursuant to the D&O Tail Policy.

(b)    In the event that, prior to Closing, the Company purchases a D&O Tail Policy and claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time, Parent shall cause the Surviving Corporation to maintain the D&O Tail Policy until it expires in accordance with its terms; provided that none of Parent, Holdings or the Surviving Corporation shall be obligated hereunder to maintain any D&O Tail Policy to the extent any of them would be required to pay any amount therefor in excess of $100,000 (including the original purchase price therefor).
Section 4.24    Form S-8. Parent shall file a Registration Statement on Form S-8 with the SEC covering the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as promptly as practicable after the Effective Time (and in any event, Parent shall use its commercially reasonable efforts to complete such filing within 60 days thereafter) and will use all commercially reasonable efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such Company Stock Options remain outstanding and until the shares issuable upon exercise thereof are sold by the optionee or are otherwise eligible for resale under Rule 144 promulgated under the Securities Act.
Section 4.25    Conflict Waiver. Notwithstanding that the Company has been represented by Pillsbury Winthrop Shaw Pitman LLP (the “Firm”) in the preparation, negotiation and execution of this Agreement and the Escrow Agreement, the Company agrees that the Stockholder Agent, the Indemnifying Parties and/or their affiliates shall have the right, at their election, to retain the Firm to represent them in matters related to this Agreement and the Escrow Agreement, including in respect of any Indemnification Claims. The Company hereby acknowledges, on behalf of itself and its affiliates, that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and it hereby waives any conflict arising out of such future representation.

ARTICLE 5.
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 5.1    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:
(a)    The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and there shall not be pending or overtly threatened any action by a Governmental Entity to restrain or enjoin the Merger or any of the other Transactions pursuant to the HSR Act;
(b)    No statute, rule, regulation, executive order, decree, ruling or injunction (other than as described in Section 5.1(a)) shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger; and

(c)     Any notices to, approvals from or other requirements of any Governmental Entity necessary to consummate the Transactions and to operate the businesses of the Company and its subsidiaries after the Effective Time in all material respects as they were operated prior thereto (other than as described in Section 5.1(a)) shall have been given, obtained or complied with, as applicable.
Section 5.2    Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions:
(a)    The representations and warranties of Parent, Holdings and Acquisition Sub contained in this Agreement shall be true and correct both (i) at and as of the date hereof and (ii) at and as of the Closing Date with the same effect as if made on and as of the Closing Date (except in each case to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except as would not result in a Material Adverse Effect on Parent (not taking into account any limitation or qualification as to “materiality” (including the word “material” and “Material Adverse Effect on Parent”) or a dollar “threshold” set forth in such representations and warranties) and, at the Closing, Parent, Holdings and Acquisition Sub shall have delivered to the Company a certificate to the effect of the foregoing, executed by an executive officer of Parent, Holdings and Acquisition Sub;
(b)    Each of the covenants and obligations of Parent, Holdings and Acquisition Sub to be performed at or before the Effective Time pursuant to this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent, Holdings and Acquisition Sub shall have delivered to the Company a certificate to that effect, executed by an executive officer of Parent, Holdings and Acquisition Sub; and
(c)    Each of Parent, Holdings and Acquisition Sub shall have executed and delivered to the Company each Transaction Agreement to which it is a party.
Section 5.3    Conditions to the Obligations of Parent, Holdings and Acquisition Sub. The respective obligations of Parent, Holdings and Acquisition Sub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:
(a)    The representations and warranties of the Company contained in this Agreement shall be true and correct both (i) at and as of the date hereof and (ii) at and as of the Closing Date with the same effect as if made on and as of the Closing Date (except in each case to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except as would not result in a Material Adverse Effect on the Company (not taking into account any limitation or qualification as to “materiality” (including the word “material” and “Material Adverse Effect on the Company”) or a dollar “threshold” set forth in such representations and warranties, or any disclosure contained in the Updated Disclosure Schedule) and, at the Closing, the Company shall have delivered to Parent, Holdings and Acquisition Sub a certificate to the effect of the foregoing, executed by the CEO and the Chief Financial Officer of the Company;

(b)    Each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent, Holdings and Acquisition Sub a certificate to that effect, executed by the CEO and the Chief Financial Officer of the Company;
(c)    There shall not have occurred a Material Adverse Effect on the Company;
(d)    The Company and each of its subsidiaries shall have executed and delivered to Parent each Transaction Agreement to which it is a party;
(d)    The Company shall have taken each of the actions set forth on Schedule 5.3(e);
(f)    Parent shall have received an executed offer letter (including Parent’s standard form of employee proprietary information and inventions agreement), effective as of the Closing Date, from (i) 100% of the Key Employees, and (ii) the number of employees of the Company and its subsidiaries set forth in Schedule 5.3(f), each of such employees shall remain an employee in good standing (which for these purposes means such employee is not subject to termination by the Company or any of its subsidiaries under its employment policies in effect on the date of this Agreement) and shall not have notified the Company, any subsidiary of the Company or Parent of such employee’s intention not to continue his or her employment with the Surviving Corporation or Parent after the Effective Time or contested the validity of any of such letters or agreements;
(g)    Parent shall receive from the Company written evidence, in form and substance reasonably satisfactory to Parent, that the Company or its applicable subsidiary has terminated the employment of each Terminated Employee;
(h)    No Key Employee shall have breached, threatened to breach or questioned the validity of their respective Employment Letters (any such Key Employee, an “Excluded Key Employee”);
(i)    No Non-Competition Agreement Party listed on Schedule I shall have breached, threatened to breach or questioned the validity of their respective Non-Competition Agreement;
(j)    The requisite Stockholders (and any other party to the agreements list below) and the Company shall have approved the termination of any stockholder, voting, registration or investor rights agreements of the Company, including those described in Section 4.13;
(k)    All Liens on the assets of the Company and its subsidiaries shall have been terminated;

(l)    Parent shall have received written evidence reasonably satisfactory to Parent that each director and officer of the Company and any of its subsidiaries has resigned from all director or officer positions held by such person with respect to the Company or any such subsidiary;
(m)    The Company shall have delivered to Parent a true and complete copy of the Closing Consideration Spreadsheet, as contemplated by Section 4.22(b) and the Company’s capitalization table at least three Business Days prior to the Closing Date, reflecting the number of Shares, Company Stock Options, Restricted Company Shares, Company Warrants and any other Company Securities, in each case outstanding as of the Effective Time (the “Updated Capitalization Schedule”). The Updated Capitalization Schedule shall include a true and complete list as of the Effective Time of all holders of outstanding Company Securities, an indication of whether Company Warrants, Company Stock Options or Restricted Company Shares are vested or unvested, the vesting schedule of each Company Stock Option and Restricted Company Share, the exercise price per share and whether such option is a nonqualified stock option or incentive stock option. The Closing Consideration Spreadsheet and the Updated Capitalization Schedule shall be certified by the Chief Financial Officer of the Company;
(n)    At least three Business Days prior to the Closing Date, the Company shall have delivered to Parent the Schedule of Company Transaction Expenses, certified by the CEO of the Company, and the Transaction Expenses Payoff Instructions. Prior to the Closing, the Company shall have delivered to the Parent an invoice duly executed by each payee referred to in the Transaction Expenses Payoff Instructions in form and substance reasonably satisfactory to the Parent in which the payee shall agree that upon payment of the amounts specified in the Transaction Expenses Payoff Instructions, all obligations of the Company and its subsidiaries (and as of the Effective Time, the Surviving Corporation) to such payee to date shall be repaid, discharged and extinguished in full;
(o)    At least two Business Days prior to the Closing Date, the Company shall have delivered to Parent the Preliminary Closing Statement, the Updated Disclosure Schedule, and the Datasite DVD-ROMs as required by Section 4.21;
(p)    The Company and each holder of Company Warrants, Restricted Company Shares and/or Company Stock Options shall have, to the extent reasonably necessary or advisable, amended the Company Plans and any award agreements or other Contracts governing such Company Warrants, Restricted Company Shares and/or Company Stock Options to permit treatment of them in the manner contemplated by Section 1.11;
(q)    Parent shall have received satisfactory evidence that the Company has given to holders of Company Securities such notice of the Merger and of the assumption, cancellation or repurchase, as the case may be, of the Company Stock Options, Company Warrants and Company Restricted Stock as of the Effective Time as contemplated by this Agreement and as is required by applicable law, the terms of the Company’s Certificate of Incorporation and Bylaws, the Company Plans, as the case may be, and the longest of the notice periods required by applicable law, the Certificate of Incorporation, Bylaws, or Company Plans shall have expired or been waived;

(r)    Not more than 2% of the shares of Company Common Stock or any series of Company Preferred Stock outstanding at the Effective Time shall be Dissenting Shares;
(s)    The Company shall have delivered to Parent (i) a properly executed Foreign Investment and Real Property Tax of 1980 notification letter which states that the Shares and the Company Stock Options do not constitute “United States real property interests” under Section 897(c) of the Code for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3) and (ii) a form of notice to the IRS prepared in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), each in substantially the form attached hereto as Exhibit C;
(t)    All Employee Indebtedness shall have been paid or repaid to the Company or its applicable subsidiary, as the case may be, in accordance with Section 4.20;
(u)    All outstanding Company Warrants shall have been exercised or terminated;
(v)    The Company shall have obtained the Stockholder Approval;
(w)    The Company shall have delivered to Parent a certificate of the Company, dated as of the Closing Date and signed by the Company’s Secretary, certifying as to (i) the full force and effect of the certificate of incorporation and bylaws (or equivalent governing documents) of the Company attached to such certificates as exhibits, (ii) the accuracy and full force and effect of the Stockholder Approval, and (iii) the resolutions adopted by the Board of Directors of the Company regarding this Agreement and the Transactions and attached as one or more exhibits to such certificate;
(x)    The Company shall have terminated, effective as of at least one day prior to the Closing Date, each Company 401(k) Plan and the Company shall have provided Parent with evidence reasonably satisfactory to Parent that (i) each Company 401(k) Plan has been terminated pursuant to resolutions of the Company Board effective not later than one day immediately preceding the Closing Date, (ii) the Company has adopted and executed an amendment sufficient to permit Parent to take such actions deemed necessary or advisable by Parent to ensure compliance with all applicable requirements of the Code, and (iii) the Company has an executed copy of a document permitting the addition of representatives of Parent as authorized signatories for the Company 401(k) Plan. The form and substance of such resolutions, amendment and document shall be subject to the prior review and reasonable approval of Parent, which shall not be unreasonably delayed;
(y)    Parent shall have received from the Company, in form and substance reasonably satisfactory to Parent, (i) a long-form good standing certificate for the Company issued by the Secretary of State of the State of Delaware and (ii) a good standing certificate for the Company issued by the Secretary of State of the State of California, each dated within one Business Day prior to the Closing Date;
(z)    Parent shall have received from the Company, in form and substance reasonably satisfactory to Parent, authorization to, following the Effective Time, transfer and control each of the bank accounts listed in Section 2.25 of the Company Disclosure Schedule; and

(aa)    No Action by or on behalf of a Third Party (as defined in Section 2.14) shall be pending or threatened before any Governmental Entity claiming infringement or misappropriation by the Company or any subsidiary of the Company of such Third Party’s Intellectual Property Rights that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

ARTICLE 6.
TERMINATION
Section 6.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing whether before or after approval and adoption of this Agreement by the Stockholders:
(a)    by mutual consent of Parent, Holdings, Acquisition Sub and the Company;
(b)    by Parent, Holdings and Acquisition Sub or the Company if: (i) any court or Governmental Entity of competent jurisdiction shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable; or (ii) the Merger has not been consummated on or before July 11, 2013, which date shall automatically be extended to September 11, 2013 if all of the conditions set forth in Article 5 (other than those conditions that by their nature are satisfied at Closing, and other than the condition set forth in Section 5.1(a)) have been satisfied by July 11, 2013 (such date, as the same may be extended, the “Final Date”); provided, however, that no party may terminate this Agreement pursuant to clause (ii) if such party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;
(c)    by the Company if: (i) there shall have been a breach of any representation or warranty of Parent, Holdings or Acquisition Sub set forth in this Agreement or if any such representation or warranty of Parent, Holdings or Acquisition Sub shall have become untrue such that the condition set forth in Section 5.2(a) would be incapable of being satisfied by the Final Date; provided, that the Company has not breached any of its representations and warranties or obligations hereunder in any material respect; or (ii) there shall have been a breach by Parent, Holdings or Acquisition Sub of any of its covenants or agreements hereunder such that the condition set forth in Section 5.2(b) would be incapable of being satisfied by the Final Date, and Parent, Holdings or Acquisition Sub, as the case may be, has not cured such breach within 10 Business Days after notice by the Company thereof; provided, that the Company has not breached any of its representations and warranties or obligations hereunder in any material respect;
(d)    by Parent, Holdings and Acquisition Sub if: (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any such representation or warranty of the Company shall have become untrue such that the condition set forth in Section 5.3(a) would be incapable of being satisfied by the Final Date; provided, that none of Parent, Holdings or Acquisition Sub has breached any of its representations and warranties or obligations hereunder in any material respect; or (ii) there shall have been a breach by the Company of any of its covenants or agreements hereunder such that the condition set forth in Section 5.3(b) would be incapable of being satisfied by the Final Date, and the Company has not cured such breach within 10 Business Days after notice by Parent, Holdings or Acquisition Sub thereof; provided, that none of Parent, Holdings or Acquisition Sub has breached any of its representations and warranties or obligations hereunder in any material respect; or
(e)    by Parent if the Company has not delivered the Requisite Approval to Parent within 24 hours after the execution and delivery of this Agreement.
Section 6.2    Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no further effect without any liability on the part of any party hereto or any of its affiliates, directors, officers and stockholders other than pursuant to Sections 4.5(c) and 6.3 (and such provisions of Article 8 as would be relevant to effectuating such Sections). Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement prior to such termination. Notwithstanding anything to the contrary herein, the Confidentiality Agreement and the Stockholder Agent Confidentiality Agreement shall survive any termination of this Agreement.
Section 6.3    Fees and Expenses.
(a)    If this Agreement is terminated pursuant to Section 6.1(d)(ii), in addition to any other remedies that Parent, Holdings, Acquisition Sub or their affiliates may have as a result of such termination, the Company shall reimburse Parent, Holdings and Acquisition Sub for the costs, fees and expenses incurred by either of them, or on their behalf, in connection with this Agreement, the Merger and the consummation of all of the Transactions (including fees payable to professional advisors, investment bankers, accountants and counsel to any of the foregoing).
(b)    If this Agreement is terminated pursuant to Section 6.1(c)(ii), in addition to any other remedies that the Company may have as a result of such termination, Parent shall reimburse the Company for the costs, fees and expenses incurred by it or on its behalf in connection with this Agreement, the Merger and the consummation of all of the Transactions (including fees and expenses payable to professional advisors, investment bankers, accountants and counsel to any of the foregoing).

ARTICLE 7.

INDEMNIFICATION; ESCROW
Section 7.1    General Survival. The parties agree that, regardless of any knowledge of or investigation made by Parent, Holdings or Acquisition Sub:
(a)    the representations, warranties and covenants of the Company contained in this Agreement shall survive the execution and delivery of this Agreement for a period beginning on the date hereof and ending at 11:59 p.m., Pacific time, 18 months after the date on which the Effective Time occurs (the “Escrow Period”), except that:
(i)    each of the following shall survive the execution and delivery of this Agreement indefinitely: (A) each of the representations and warranties of the Company contained in Section 2.1 (Organization and Qualification; Subsidiaries), Section 2.2 (Capitalization of the Company and its Subsidiaries), Section 2.3 (Authority Relative to this Agreement; Recommendation), Section 2.6 (Consents and Approvals; Notices; No Violations), Section 2.10 (Compliance with Applicable Law) (only insofar as it relates to Taxes), Section 2.13 (Taxes), Section 2.23 (Dissenters’ Rights), and Section 2.24 (Company Transaction Expenses); and (B) each of the covenants of the Company contained in Section 4.2 (Information Statement), Section 4.4 (Approval of Stockholders), Section 4.5(c) (Confidentiality), Section 4.6 (Certain Filings; Reasonable Best Efforts), Section 4.8 (Public Announcements), Section 4.12 (Termination of 401(k) Plan), Section 4.13 (Termination of Company Investors’ Rights and Co-Sale Agreements), Section 4.14 (Invention Assignment Agreement), Section 4.15 (280G Approval), Section 4.16(b) (Notices), Section 4.17 (Warrants), Section 4.18 (Certain Tax Matters), and Section 4.22 (Consideration Spreadsheets; Company Transaction Expenses); and
(ii)    the representations and warranties of the Company contained in Section 2.14 (Intellectual Property) shall survive the execution and delivery of this Agreement for a period beginning on the date hereof and ending at 11:59 p.m., Pacific time, two years after the date on which the Effective Time occurs; the matters described in this Section 7.1(a)(ii) are referred to as the “Special IP Claims”;
(b)    any claim resulting from, arising out of, or relating to, the matters set forth in Sections 7.2(a)(iii), 7.2(a)(iv), 7.2(a)(v) and 7.2(a)(vii) shall survive the execution and delivery of this Agreement indefinitely, and
(c)    any claim resulting from, arising out of, or relating to, the matters set forth in Section 7.2(a)(vi) shall survive the execution and delivery of this Agreement for a period beginning on the date hereof and ending at 11:59 p.m., Pacific time, on the date that is 90 days following the last day of the longest applicable statute of limitations period for any third-party claim relating thereto.
Each period described in this Section 7.1, is referred to as an applicable “Survival Period”. The matters described in Section 7.1(a)(i) and (ii), and Section 7.1(b) and 7.1(c) are referred to as the “Special Claims”. The parties acknowledge that the time periods set forth in this Section for the assertion of claims and notices under this Agreement are the result of arms’ length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.  The parties further acknowledge that the time periods set forth in this Section may be shorter than otherwise provided by law.
Section 7.2    Indemnification Generally.
(a)    Subject to Section 7.1, from and after the Effective Time, Parent, Holdings and the Surviving Corporation, and their respective affiliates, officers, directors, stockholders,

shareholders, representatives and agents (collectively, the “Parent Indemnitees”), shall be indemnified and held harmless by each Escrow Holder (each an “Indemnifying Party”) (severally in accordance with each such Indemnifying Party’s proportional share of the Total Merger Consideration payable in respect to all Indemnifying Parties and not jointly) from and against and in respect of any and all Losses resulting from, arising out of, relating to, imposed upon or incurred by Parent, Holdings, Acquisition Sub, the Surviving Corporation or any other Parent Indemnitee by reason of:
(i)    any inaccuracy in or breach of any of the Company’s representations or warranties contained in this Agreement (including the Company Disclosure Schedule, the Updated Disclosure Schedule, other schedules and the Exhibits hereto, and any certificate furnished to Parent, Holdings, Acquisition Sub or any other Parent Indemnitee by or on behalf of the Company or any Indemnifying Party in connection with the Transactions, other than those described in Section 7.2(a)(iii)), disregarding, and without regard or giving effect to, any limitations or qualifications thereto, including materiality, Material Adverse Effect on the Company, dollar “thresholds” and knowledge;
(ii)    any breach of or failure to perform or comply with any covenant, undertaking or other agreement by the Company contained in this Agreement (which breach or failure to perform or comply occurs prior to the Closing);
(iii)    any misrepresentation or inaccuracy in the information contained in the Capitalization Schedule, the Updated Capitalization Schedule, the Preliminary Closing Spreadsheet, or the Closing Consideration Spreadsheet or in any certificate furnished to Parent, Holdings, Acquisition Sub or any other Parent Indemnitee by or on behalf of the Company or any Indemnifying Party in connection with any of the foregoing;
(iv)    any Company Transaction Expense in excess of the amount of Estimated Company Transaction Expenses;
(v)    payments to holders of Dissenting Shares to the extent such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.8 upon the exchange of such Dissenting Shares, plus the amount of expenses incurred by Parent, Holdings, Acquisition Sub, the Surviving Corporation or any other Parent Indemnitee in connection with any litigation, arbitration, mediation or settlement of such holders’ claims;
(vi)    Pre-Closing Taxes (other than Taxes to the extent taken into account as a liability in the determination of Closing Working Capital as finally determined pursuant to Section 1.12); or
(vii)    any of the matters set forth on Schedule 7.2(a)(vii).
For purposes of this Agreement, the term “Losses” means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, assessments, liabilities, losses, damages (whether direct, indirect, incidental or consequential), interest, diminution in value, Taxes, fines, penalties, costs, expenses (including reasonable legal, accounting and other costs and expenses of professionals) incurred in connection with investigating, defending, settling or satisfying any and all Claims, judgments or appeals, and in seeking indemnification therefor. For purposes of this Agreement, the term “Special Losses” means any and all Losses resulting from, arising out of, relating to, imposed upon or incurred by Parent, Holdings, Acquisition Sub, the Surviving Corporation or any other Parent Indemnitee by reason of, a Special Claim (for the avoidance of doubt, Special Losses include Special IP Losses). For purposes of this Agreement, the term “Special IP Losses” means any and all Losses resulting from, arising out of, relating to, imposed upon or incurred by Parent, Holdings, Acquisition Sub, the Surviving Corporation or any other Parent Indemnitee by reason of, a Special IP Claim. For purposes of calculating the amount of a particular Loss, such calculation will be made disregarding, and without giving effect to, (A) any materiality, knowledge, dollar threshold or Material Adverse Effect on the Company qualification or (B) any Updated Disclosure Schedule. No waiver of a closing condition by Parent, Holdings or Acquisition Sub shall limit their rights under this Article 7. In addition, any investigation conducted or knowledge acquired (or capable of being acquired) by or on behalf of Parent, Holdings or Acquisition Sub or any of their affiliates at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, shall not constitute a waiver or limitation of the right of any Parent Indemnitee to enforce any indemnification rights hereunder with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or obligation contained in this Agreement.
(b)    Any claims for indemnification hereunder must be set forth in writing, contain a reasonably detailed description of the nature of and the events or circumstances underlying the claim for indemnification hereunder and be received by the Stockholder Agent no later than 10 Business Days following the expiration of the applicable Survival Period (an “Indemnification Claim”) for claims arising prior to such expiration of the Survival Period. No Parent Indemnitee shall be entitled to indemnification hereunder for any Losses arising from a breach of a representation or warranty of the Company until the aggregate amount of all Losses under all claims of all Parent Indemnitees, without duplication, for all such breaches shall exceed $2,000,000 (the “Threshold”), at which time all Losses incurred shall be subject to indemnification hereunder in full, including the amount of the Threshold; provided, however, that any Indemnification Claim for Special Losses shall be indemnifiable in full without regard to the Threshold and indemnification for any Special Loss shall count towards the Threshold.
(c)    The obligations of the Indemnifying Parties under this Section 7.2 shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by the Company that contributed to any inaccuracy or breach giving rise to such obligation, it being understood that the Indemnifying Parties, and not the Company or the Surviving Corporation, shall have the sole obligation for the indemnity obligations under this Section 7.2.
(d)    The determination of whether there has been a breach of a representation or warranty in Section 2.13 (Taxes), or other representation or warranty with respect to Taxes, and the extent of any Losses arising therefrom, shall be made without regard to any disclosures made in the Company Disclosure Schedule. No Losses shall be paid pursuant to Section 7.2(a)(vi) in respect of Pre-Closing Taxes to the extent such Pre-Closing Taxes were withheld pursuant to Section 1.10(b) or Section 8.12.

(e)    Each Indemnification Claim shall be made only in accordance with this Article 7 and the Escrow Agreement.
Section 7.3    Escrow Arrangements. At the Effective Time, Parent, Holdings, the Company, the Stockholder Agent and the Escrow Agent shall enter into an escrow agreement, in substantially the form attached hereto as Exhibit D with such modifications and revisions as may be reasonably required by the Escrow Agent upon its review of such agreement following the date hereof (the “Escrow Agreement”), and Parent, on behalf of the Surviving Corporation, shall cause to be retained from the Total Merger Consideration and deposited with Wells Fargo Bank, N.A., or such other bank or trust company designated by Parent and reasonably acceptable to the Company, as escrow agent (the “Escrow Agent”), into such accounts with the Escrow Agent as is established by the Escrow Agreement the Escrow Amount (the “Escrow Fund”) and the Reserve Amount (the “Reserve Fund”), each of such Escrow Amount and such Reserve Amount to be held and released by the Escrow Agent pursuant to the terms of the Escrow Agreement and this Agreement. The Escrow Fund, together with all interest and other income thereon, shall be available to the Parent Indemnitees to satisfy their claims for indemnification by the Indemnifying Parties hereunder; provided, however, that the Surviving Corporation may not recover amounts from the Escrow Fund unless and until Indemnification Claim(s) identifying Losses in the aggregate exceeding the Threshold or not subject to the Threshold have been delivered to the Escrow Agent and the Stockholder Agent, as provided in the Escrow Agreement, and the conditions in the Escrow Agreement for the disbursement of such amounts from the Escrow Fund to the Surviving Corporation have been satisfied.
Section 7.4    Stockholder Agent.
(a)    For purposes of this Agreement, immediately and automatically upon Requisite Approval of this Agreement, and without any further action on the part of any Indemnifying Party, each Indemnifying Party shall be deemed to have consented to the appointment of Shareholder Representative Services LLC as his, her or its representative and the attorney-in-fact for and on behalf of each such Indemnifying Party, and the taking by the Stockholder Agent of any and all actions and the making of any decisions required or permitted to be taken by it under this Agreement and the Escrow Agreement, including the exercise of the power to (i) authorize delivery to Holdings of the Escrow Fund, or any portion thereof in satisfaction of Indemnification Claims; (ii) agree to, negotiate, enter into settlements and compromises of and comply with orders of courts and awards of arbitrators with respect to such Indemnification Claims; (iii) resolve any Indemnification Claims; and (iv) take all actions necessary in the judgment of the Stockholder Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and the Escrow Agreement.
(b)    Accordingly, the Stockholder Agent shall have unlimited authority and power to act on behalf of each Indemnifying Party with respect to this Agreement and the Escrow Agreement and the disposition, settlement or other handling of all Indemnification Claims, or other rights or obligations arising from and taken pursuant to this Agreement and the Escrow Agreement. The Indemnifying Parties will be bound by all actions taken by the Stockholder Agent in connection with this Agreement and the Escrow Agreement, and Parent and Holdings shall be entitled to rely on any action or decision of the Stockholder Agent. Without limiting the generality of the foregoing, each decision, act, consent or instruction of the Stockholder Agent will constitute a decision of all of the Indemnifying Parties with respect to whom a portion of the Escrow Fund is held by the Escrow Agent and will be final, binding and conclusive upon each of such Indemnifying Parties, and Parent, Holdings and the Escrow Agent may rely upon any such decision, act, consent or instruction of the Stockholder Agent as being the decision, act, consent or instruction of each and every such Indemnifying Party. Each of Parent, Holdings and the Escrow Agent is hereby relieved from any liability to any person for any decision, act, consent or instruction of the Stockholder Agent and for any acts done by Parent, Holdings and the Escrow Agent in accordance with such decision, act, consent or instruction of the Stockholder Agent.
(c)    The Stockholder Agent will incur no liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except its own willful misconduct or gross negligence. In all questions arising under this Agreement or the Escrow Agreement, the Stockholder Agent may rely on the advice of counsel, and the Stockholder Agent will not be liable to anyone for anything done, omitted or suffered in good faith by the Stockholder Agent based on such advice. The Stockholder Agent will not be required to take any action involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to it. The Indemnifying Parties will indemnify, defend and hold harmless the Stockholder Agent from and against any and all loss, liability, damage, claim, penalty, fine, forfeiture, action, fee, cost and expense (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Agent Losses”) arising out of or in connection with the Stockholder Agent’s execution and performance of this Agreement and the Escrow Agreement, in each case as such Agent Loss is suffered or incurred; provided, however, that in the event that any such Agent Loss is finally adjudicated to have been primarily caused by the gross negligence or willful misconduct of the Stockholder Agent, the Stockholder Agent will reimburse the Indemnifying Parties the amount of such indemnified Agent Loss attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholder Agent by the Indemnifying Parties, any such Agent Losses may be recovered by the Stockholder Agent from (i) the funds in the Reserve Fund and (ii) subject to the satisfaction of all outstanding Indemnification Claims, the amounts in the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Indemnifying Parties in accordance with the Escrow Agreement; provided, however, that while this Section allows the Stockholder Agent to be paid from the Reserve Fund and the Escrow Fund, this Section does not relieve the Indemnifying Parties from their obligation to promptly pay such Agent Losses as they are suffered or incurred, nor does it prevent the Stockholder Agent from seeking any remedies available to it at law or otherwise; provided, further, that in order to make a claim for any such recovery from the Escrow Fund, the Stockholder Agent shall deliver a written notice to Parent, Holdings, the Surviving Corporation and the Escrow Agent in accordance with the applicable provisions of the Escrow Agreement, and, if required by law or any of Parent, Holdings, the Surviving Corporation or the Escrow Agent, an accurately completed W-9 or W-8BEN for the applicable vendor retained by the Stockholder Agent and any other documents reasonably requested by Parent, Holdings, the Surviving Corporation or the Escrow Agent; provided, further, that the Stockholder Agent shall also provide to Parent,

Holdings and the Surviving Corporation, with such written notice in connection with a claim for recovery from the Escrow Fund, an invoice showing the fees and expenses for the services performed.
(d)    Subject to the terms of the Escrow Agreement, at any time, Escrow Holders having a majority of the Recovery Percentage (the “Majority Escrow Holders”) may, and if the Stockholder Agent resigns, ceases to perform its duties in connection herewith or dies, the Majority Escrow Holders shall, appoint a new Stockholder Agent by written consent by sending to Parent, Holdings, the Surviving Corporation and the Escrow Agent notice and a copy of the written consent appointing such new Stockholder Agent signed by the Majority Escrow Holders. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent, Holdings, the Surviving Corporation and the Escrow Agent.
Section 7.5    Third-Party Claims.
(a)    If any Third Party provides written notice to Parent or any of its affiliates or any other Parent Indemnitee with respect to any written claim (hereinafter referred to as a “Third Party Claim”), which Parent believes in good faith, may give rise to an Indemnification Claim by Parent against the Escrow Fund, then Parent shall give notice to the Stockholder Agent within 30 days after Parent has received any such Third Party Claim setting forth such material information with respect to the Third Party Claim as is reasonably available to Parent; provided, however, that no delay or failure on the part of Parent in notifying the Stockholder Agent shall relieve the Stockholder Agent and the Indemnifying Parties from their obligations hereunder unless the Stockholder Agent and the Indemnifying Parties are thereby materially prejudiced (and then solely to the extent of such material prejudice).
(b)    In case any Third Party Claim is asserted against Parent, Holdings or any of its affiliates or any other Parent Indemnitee, the Stockholder Agent may, if the Stockholder Agent so elects by written notice delivered to Parent within 14 days after receiving Parent’s notice of such claim, assume the defense thereof, at the sole expense of the Indemnifying Parties, independent of the then-remaining Escrow Fund, unless:
(i)    Parent has reasonably determined that Losses which may be incurred as a result of the Third Party Claim may exceed, either individually or when aggregated with all other actual or anticipated Third Party Claims, the total dollar value of the Escrow Fund;
(ii)    the Third Party Claim does not involve only money damages and could (A) involve an injunction or other equitable relief, (B) involve any criminal or quasi-criminal allegations or proceeding, action, indictment, allegation or investigation against Parent, the Company, any of its subsidiaries or any of their respective employees or affiliates, (C) relate to or arise in connection with intellectual property rights of the Company or any of its subsidiaries, or (D) involve a customer or supplier of Parent, Holdings, the Company or any of its subsidiaries;
(iii)    settlement of, or an adverse judgment with respect to, the Third Party Claim could, in the good-faith judgment of Parent, establish a precedential custom or practice materially adverse to the continuing business interests of Parent, Holdings, the Surviving Corporation or any other Parent Indemnitee;
(iv)    under applicable standards of professional conduct, a conflict on any significant issue may exist between the Parent Indemnitees and the Indemnifying Parties in respect of the Third Party Claim; or
(v)    Stockholder Agent does not (A) agree, on behalf of the Indemnifying Parties, that the Indemnifying Parties shall be fully responsible for all Losses relating to such Third Party Claim and (B) provide reasonable assurance to Parent of the financial capacity of the Indemnifying Parties (taking into account Stockholder Agent’s rights pursuant to Section 7.4(c)) to prosecute the defense actively and diligently.
(c)    If the Stockholder Agent is permitted to assume any such defense, the Stockholder Agent shall conduct the defense of the Third Party Claim actively and diligently. The Stockholder Agent shall not compromise or settle such Third Party Claim or consent to entry of any judgment in respect thereof without the prior written consent of Parent and/or any other Parent Indemnitees, as applicable, which consent shall not be unreasonably withheld or delayed.
(d)    In the event that the Stockholder Agent assumes the defense of the Third Party Claim in accordance with Section 7.5(b), Parent, Holdings or any other Parent Indemnitee may retain separate counsel and participate in the defense of the Third Party Claim, but the fees and expenses of such counsel shall be at the expense of Parent or Holdings, unless Parent, Holdings or such Parent Indemnitees shall reasonably determine that (i) there is a conflict of interest between or among Parent, Holdings or the Parent Indemnitees, on the one hand, and the Stockholder Agent and the Indemnifying Parties, on the other hand, or (ii) the Stockholder Agent has failed to vigorously prosecute or defend, with respect to such Third Party Claim, in which case the reasonable fees and expenses of such counsel will be paid out of the Escrow Fund. Parent and Holdings will, at the Indemnifying Parties’ expense, cooperate in the defense of the Third Party Claim and will provide full access to documents, assets, properties, books and records reasonably requested by the Stockholder Agent and material to the claim and will make available all officers, directors and employees reasonably requested by the Stockholder Agent for investigation, depositions and trial.
(e)    If the Stockholder Agent fails or elects not to assume the defense of Parent or its affiliates or any other Parent Indemnitee against such Third Party Claim, which Stockholder Agent had the right to assume under Section 7.5(b), Parent, Holdings or any other Parent Indemnitee shall have the right to undertake the defense and Parent and Holdings shall not compromise or settle such Third Party Claim or consent to entry of any judgment in respect thereof without the prior written consent of the Stockholder Agent, which consent shall not be unreasonably withheld or delayed. If the Stockholder Agent is not entitled to assume the defense of Parent, Holdings or other Parent Indemnitees against such Third Party Claim pursuant to Section 7.5(b), Parent, Holdings or the Parent Indemnitees shall have the right to undertake the defense, consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim in any manner it may deem appropriate (and Parent, Holdings or Parent Indemnitees need not consult with, or obtain any consent from, the Stockholder Agent in connection therewith); provided, however, that, except with the written consent of the Stockholder Agent, no settlement of any such claim or consent to entry of any judgment with respect to such Third Party Claim shall alone be determinative of the validity of the Third Party Claim against the Escrow Fund or personally against the Indemnifying Parties. In each case, Parent, Holdings or the Parent Indemnitees shall conduct the defense of the Third Party Claim actively and diligently, and the Stockholder Agent will cooperate with Parent, Holdings or Parent Indemnitees, and the Stockholder Agent and the Indemnifying Parties will cooperate in the defense of that claim and the Stockholder Agent will provide full access to documents, assets, properties, books and records in its possession reasonably requested by Parent and material to the claim and will make available all individuals within its control reasonably requested by Parent for investigation, depositions and trial.
(f)    Notwithstanding the foregoing, the Stockholder Agent shall not be entitled to control any Third Party Claim relating to Taxes of Parent, Holdings, the Surviving Corporation or the Company or any of its subsidiaries, and shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could, in each case, as determined in Parent’s reasonable discretion, adversely affect the liability of Parent, Holdings or the Surviving Corporation or its subsidiaries for Taxes for any period (or portion thereof) after the Closing Date by more than a de minimis amount, without the prior written consent of Parent.
Section 7.6    Limits on Recovery.
(a)    With respect to all Losses: (i) each Indemnifying Party shall be severally, in the same proportion as such Indemnifying Party’s Recovery Percentage, and not jointly, liable for the amount of any Losses, except to the extent such liability is limited pursuant to this Section 7.6; and (ii) the Parent Indemnitees may seek recovery for any Losses directly from the Indemnifying Parties only after proceeding against the Escrow Fund.
(b)    With respect to Losses that are not Special Losses (the “Ordinary Losses”), the aggregate maximum liability of the Indemnifying Parties (excluding any amounts payable pursuant to the Stockholder Agent’s rights under Section 7.4(c)) shall not exceed an amount equal to (i) 12.5% multiplied by (ii) the Base Cash Amount.
(c)    With respect to Special IP Losses, the aggregate maximum liability of the Indemnifying Parties (excluding any amounts payable pursuant to the Stockholder Agent’s rights under Section 7.4(c)), when taken together with any Ordinary Losses, shall not exceed an amount equal to (i) 20% multiplied by (ii) the Base Cash Amount.
(d)    With respect to all Special Losses (except for Special IP Losses that are subject to Section 7.6(c)), the aggregate maximum liability of the Indemnifying Parties (excluding any amounts payable pursuant to the Stockholder Agent’s rights under Section 7.4(c)), when taken together with any Special IP Losses and any Ordinary Losses, shall not exceed an amount equal to the Base Cash Amount.
(e)    Notwithstanding anything to the contrary herein, except as provided in Section 7.6(c), in the event and to the extent the Parent Indemnitees recover any Special Losses from the Escrow Fund, the amount of such recovery shall not reduce or limit the amount that the Parent Indemnitees would otherwise be entitled to recover from the Indemnifying Parties in respect of Ordinary Losses the Indemnification Claims for which are made prior to the day that is 10 Business Days following the expiration of the applicable Survival Period.
(f)    Nothing in this Agreement shall be deemed a waiver by any party of (i) any right to specific performance or injunctive relief or (ii) any right or remedy, including money damages in excess of the Escrow Fund and the Total Merger Consideration, arising by reason of any claim of fraud or willful misrepresentation with respect to this Agreement, the Transaction Agreements or the Transactions.

ARTICLE 8.

MISCELLANEOUS
Section 8.1    Entire Agreement. This Agreement (including the Company Disclosure Schedule, the Updated Disclosure Schedule, other schedules and the Exhibits hereto) and the other Transaction Agreements constitute the entire agreement between the parties hereto and thereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof and thereof.
Section 8.2    Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such extent the provisions of this Agreement are agreed to be severable.
Section 8.3    Notices. All notices, requests, claims, consents, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt, or, in the case of an e-mail or a facsimile, upon confirmation of receipt) by delivery in person, by e-mail, by facsimile, by nationally recognized overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:
if to Parent, Holdings, Acquisition Sub or the Company (after the Effective Time):
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, CA 95134
Facsimile: (408) 428-5455
Attention:  Office of the General Counsel
with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
555 Mission Street

San Francisco, CA 94105
Facsimile: (415) 374-8461
Email:    SMcDowell@gibsondunn.com
    MReed@gibsondunn.com
Attention:    Stewart L. McDowell
    Michael L. Reed
if to the Company (prior to the Effective Time):

Tensilica, Inc.
3393 Octavius Drive
Santa Clara, CA 95054
Fax: (408) 986-8919
Attention: Chief Executive Officer
with a copy to (which shall not constitute notice):

Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Facsimile: (303) 623-0294
Telephone: (303) 648-4085
Email: deals@shareholderrep.com
Attention: Managing Director
with a copy to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pitman LLP
2550 Hanover Street
Palo Alto, CA 94304
Facsimile: (650) 233-4545
E-Mail: SPierson@pillsburylaw.com
Attention: Stanley F. Pierson
if to Stockholder Agent to:

Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Facsimile: (303) 623-0294
Telephone: (303) 648-4085
Email: deals@shareholderrep.com
Attention: Managing Director
with a copy to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pitman LLP
2250 Hanover Street
Palo Alto, CA 94304
Facsimile: (650) 233-4545
E-Mail: SPierson@pillsburylaw.com
Attention: Stanley F. Pierson
or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 8.4    Governing Law; Waiver of Jury Trial.
(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law thereof.
(b)    Each of the parties hereto consents to the exclusive jurisdiction of any state or federal court located within the State of Delaware, and irrevocably agrees that all actions or proceedings relating to this Agreement or the transactions contemplated hereby shall be litigated in one of such courts, and each of the parties waives any objection that it may have based on improper venue or forum non conveniens to the conduct of any such action or proceeding in any such court and waives personal service of any and all process upon it, and consent to all such service of process made in the manner set forth in Section 8.3. Nothing contained in this Section 8.4(b) shall affect the right of any party to serve legal process on any other party in any other manner permitted by law.
(c)    Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore, to the fullest extent permitted by applicable law, each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or any of the Transactions. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 8.4(c).
Section 8.5    Descriptive Headings; Section References. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. All references herein to Articles, Sections, subsections, paragraphs and clauses are references to Articles, Sections, subsections, paragraphs and clauses, respectively, of this Agreement unless specified otherwise.
Section 8.6    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, including in Section 8.1, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.
Section 8.7    Certain Definitions. For the purposes of this Agreement the terms:
(a)    “affiliate” means a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;
(b)    “Business Day” means any day other than a Saturday, Sunday or national holiday;
(c)    “capital stock” means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;
(d)    “control”, including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with,” means, for purposes of the definition of “affiliate” set forth in Section 8.7(a), the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such person, whether through the ownership of voting securities, by contract, or otherwise;
(e)    “Datasite” means the online Merrill data site established by the Company in connection with the Transactions;
(f)    “Due Date” means the due date taking into account extensions of time to file in effect;
(g)    “include” or “including” means “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list;
(h)    “knowledge” or “known” means, with respect to any matter in question, the knowledge of such matter of, for the Company, any director or officer of the Company or any subsidiary of the Company (and in all events including the Key Employees) or any employee of the Company set forth on Schedule 8.7(h), and for Parent, Holdings and Acquisition Sub, any officer of Parent. Any such individual will be deemed to have knowledge of a particular fact, circumstance if: (i) such individual has actual knowledge of such fact, circumstance, event or other matter; (ii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that have been in, such individual’s possession, including personal files of such person; or (iii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of the Company that would reasonably be expected to be reviewed by a person who has the duties and responsibilities of such individual in the reasonable and customary performance of such duties and responsibilities;

(i)    “Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed in Section 2.13(b)(iii) of the Company Disclosure Schedule, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws;
(j)    “Optionholder” means a holder of a Company Stock Option, whether vested or unvested;
(k)    “Ordinary Course of Business” means the Company’s or its subsidiaries’ ordinary course of business, consistent with the Company’s or its subsidiaries’ past practices;
(l)    “person” means an individual, corporation, partnership, limited liability company, association, academic institution, trust, unincorporated organization or other legal entity, including any Governmental Entity;
(m)    “Restricted Company Share” means each outstanding share of Company Common Stock subject to a right of repurchase by the Company (other than rights of first refusal set forth in the Amended and Restated Investors’ Rights Agreement, dated as of March 31, 2009, by and between the Company and each of the Stockholders (as defined in such agreement) named therein) immediately prior to the Effective Time;
(n)    “Stockholder” means any holder of Shares (including Restricted Company Shares);
(o)    “subsidiary” or “subsidiaries” means, with respect to the Company, Parent, Holdings, the Surviving Corporation or any other person, any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, Holdings, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the capital stock or other ownership interest the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; and
(p)    “Transaction Agreements” means this Agreement, the Escrow Agreement, the Non-Competition Agreements, the Employment Letters and the other ancillary agreements that are exhibits to or otherwise attached to the preceding agreements.
Section 8.8    Personal Liability. Except as expressly set forth herein with respect to the Escrow Holders, this Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any Stockholder or Parent, Holdings, Acquisition Sub or the Surviving Corporation or any officer, director, employee, agent, stockholder, shareholder, representative or investor of any party hereto.
Section 8.9    Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, including specific performance to compel the consummation of the Merger.
Section 8.10    Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.
Section 8.11    Amendment. This Agreement may be amended only by an instrument in writing signed by or on behalf of the parties hereto.
Section 8.12    Tax Withholding. Notwithstanding anything herein to the contrary, all amounts payable pursuant to the terms of this Agreement shall be subject to applicable Tax withholding requirements, and Parent, Holdings, the Surviving Corporation and Escrow Agent shall be entitled to deduct or withhold or cause to be withheld from amounts payable pursuant to this Agreement any amount they determine is required to be deducted or withheld under the Code, or any applicable provision of Tax Law. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the persons with respect to whom such amounts were withheld.
Section 8.13    Fees and Expenses. Except as expressly provided in this Agreement, each party shall bear its own expenses in connection with this Agreement and the Transactions. The Indemnifying Parties shall be responsible for the Company Transaction Expenses, provided that after the Closing Date, the Indemnifying Parties shall only be responsible for the indemnification obligations set forth in Article 7.
Section 8.14    No Presumption Against Drafting Party. Each of Parent, Holdings, Acquisition Sub and the Company acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

CADENCE DESIGN SYSTEMS, INC.

By:	/s/ Lip-Bu Tan
Lip-Bu Tan
President and Chief Executive Officer

By:	/s/ Martin Lund
Senior Vice President, Research and
Development

TUNDRA HOLDINGS, INC.

By:	/s/ Geoffrey G. Ribar
Geoffrey G. Ribar
President and Chief Executive Officer

TUNDRA SUBSIDIARY CORPORATION

By:	/s/ Geoffrey G. Ribar
Geoffrey G. Ribar
President and Chief Executive Officer

TENSILICA, INC.

By:	/s/ Jack Guedj
Jack Guedj
President and Chief Executive Officer

STOCKHOLDER AGENT

Shareholder Representative Services LLC, solely
in its capacity as the Stockholder Agent

By:	/s/ Donald J. Morrissey, Jr.
Name:	Donald J. Morrissey, Jr.
Title:	Managing Director

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER